Exhibit 99.2

STRICTLY CONFIDENTIAL	EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

AND

PLAN OF MERGER

by and among

JHCC HOLDINGS PARENT LLC,

TSG8 MANAGEMENT L.P.,

TSG8 PARALLEL L.P.,

TSG8 PARALLEL WARHAWK BLOCKER L.P.,

CAROUSEL CAPITAL PARTNERS IV PV, L.P.,

JHCC BLOCKER, INC.,

THE BOYD GROUP (U.S.) INC.,

PROJECT TIDE MERGER SUB LLC

and

THE SELLERS’ REPRESENTATIVE NAMED HEREIN

Dated as of October 29, 2025

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(cont’d)

-ii-

(cont’d)

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(cont’d)

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(cont’d)

		Page

Section 10.16	Financing Sources	96
Section 10.17	Attorney-Client Privilege; Waiver of Conflicts of Interest	97
Section 10.18	Release	98

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EXHIBITS

EXHIBIT

A	Pre-Closing Reorganization
B	Form of Escrow Agreement
C	Form of Paying Agent Agreement
D	Form of Certificate of Blocker Merger
E	Form of Certificate of Company Merger
F	Letter of Transmittal
G	Form of Company and Blocker Sellers’ Compliance Certificate
H	Form of Buyer’s Compliance Certificate
I J	Purchase Price Allocation Methodology Schedule Form of RWI Policy

SCHEDULES

I	Accounting Principles
II	Form of Closing Consideration Schedule
III	Form of Additional Consideration Schedule
IV	Stratified Balance Sheet
V	Disclosure Schedules
VI	Acquisitions with Outstanding Contingent Consideration
VII	Restricted Parties

EQUITY PURCHASE AGREEMENT

AND

PLAN OF MERGER

This EQUITY PURCHASE AGREEMENT AND PLAN OF MERGER (as amended, modified or supplemented from time to time, this “Agreement”) is made and entered into as of October 29, 2025, by and among The Boyd Group (U.S.) Inc., a Delaware corporation (“Buyer”), Project Tide Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Buyer (“Merger Sub”), TSG8 Management L.P., a Cayman Islands exempted limited partnership (“TSG Blocker GP”), TSG8 Parallel L.P., a Cayman Islands exempted limited partnership (“TSG Blocker Seller”), Carousel Capital Partners IV PV, L.P., a Delaware limited partnership (“CCP Blocker Seller” and, together with TSG Blocker Seller, “Blocker Sellers”), JHCC Holdings Parent LLC, a Delaware limited liability company (the “Company”), TSG8 Parallel Warhawk Blocker L.P., a Delaware limited partnership (“TSG Blocker”), JHCC Blocker, Inc., a Delaware corporation (“CCP Blocker” and, together with TSG Blocker, “Blockers”) and TSG Blocker Seller, in its capacity as the Sellers’ Representative, as contemplated by Section 10.07 hereto. Buyer, Merger Sub, Blocker Sellers, TSG Blocker GP, the Company, Blockers and the Sellers’ Representative are sometimes referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the respective governing bodies of Merger Sub and the Company have approved this Agreement and recommended that their respective equity holders adopt this Agreement, which contemplates the merger of Merger Sub with and into the Company with the Company continuing as the surviving company as set forth below (the “Company Merger”) and the other transactions contemplated hereby, in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLC Act”) and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, after giving effect to the transactions described on Exhibit A (the “Pre-Closing Reorganization”), (i) TSG Blocker Seller will sell to Buyer, and Buyer will purchase from TSG Blocker Seller, all of the issued and outstanding limited partnership interests of TSG Blocker (the “TSG Blocker Interest”), (ii) CCP Blocker Seller will sell to Buyer, and Buyer will purchase from CCP Blocker Seller, all of the issued and outstanding shares of capital stock of CCP Blocker (the “CCP Blocker Interest”), and (iii) TSG Blocker GP will assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered, to an affiliate of Buyer designated by the Buyer (“TSG Blocker GP Interest Buyer”) all of the issued and outstanding general partner interests of TSG Blocker (the “TSG Blocker GP Interest” and, together with the TSG Blocker Interest and the CCP Blocker Interest, the “Blocker Interests”, and the transactions referenced in clauses (i), (ii) and (iii) hereof, the “Blocker Purchase”);

WHEREAS, after giving effect to the Blocker Purchase, the Parties will consummate the Blocker Merger;

WHEREAS, after giving effect to the Blocker Merger, Buyer and the Surviving Blocker will consummate the Merger Sub Contribution;

WHEREAS, the respective governing bodies of each Blocker and each Blocker Seller has determined in good faith that the transactions contemplated by this Agreement, including the Pre-Closing Reorganization, the Blocker Purchase and the Company Merger, are in the best interests of the applicable Blocker and applicable Blocker Seller (as applicable) and has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the execution of this Agreement by the Company, the Seller Parties set forth on Schedule VII have executed and delivered to Buyer restrictive covenant agreements, dated as of the date hereof.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS.

Section 1.01 Definitions. In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings when used in this Agreement:

“Accounting Firm” has the meaning set forth in Section 2.15(d).

“Accounting Principles” means the accounting principles, practices, conventions, judgments, bases of preparation, methodologies, procedures, classification, estimation techniques and policies set forth in Schedule I.

“Acquisition Contingent Consideration” means, with respect to each acquisition set forth on Schedule VI, the amounts set forth opposite such acquisition on Schedule VI (such amounts representing the maximum potential contingent consideration payable with respect to such acquisition pursuant to the applicable Contractual Obligations), solely to the extent each applicable potential payment has not been either (a) (i) finally determined to be payable and (ii) paid in full or (b) finally determined not to be payable, in each case, prior to the Closing and in accordance with the applicable Contractual Obligation with respect to such acquisition.

“Acquisition Contingent Consideration Escrow Amount” means an amount equal to the aggregate amount of the Acquisition Contingent Consideration.

“Acquisition Contingent Consideration Escrow Funds” means, as of any time, the amount of the Acquisition Contingent Consideration Escrow Amount then held by the Escrow Agent pursuant to the Escrow Agreement.

“Action” means any investigative, judicial or administrative action, suit, litigation, claim, investigation or similar proceeding brought or conducted by or before any Governmental Authority, mediator or arbitrator.

“Additional Consideration” means, as of any date of determination, without duplication, any portion of the Price Adjustment Escrow Amount, the Acquisition Contingent Consideration Escrow Amount, the TSG Blocker Adjustment Escrow Amount, the CCP Blocker Adjustment Escrow Amount and the Sellers’ Representative Expense Amount paid or payable to the Seller Parties pursuant to this Agreement and any upward adjustment to the Aggregate Consideration arising pursuant to Section 2.15 and any amount paid or payable to the Seller Parties pursuant to Section 6.08(i) or Section 10.07, in each case, in accordance with the Additional Consideration Schedule.

“Additional Consideration Schedule” means the schedule in the form attached hereto as Schedule III, as may be updated from time to time by the Sellers’ Representative.

“Affiliate” means, with respect to any specified Person at a given time, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person at such time, and where “control” (and the related terms “controlling” and “controlled by”) means the power to direct the management and policies of such Person, directly or indirectly, whether by ownership of voting securities, by contract or otherwise.

“Aggregate Consideration” means an amount equal to (a) Enterprise Value, plus (b) the Closing Cash Amount, less (c) the Closing Debt Amount, less (d) the Company Income Tax Liability, less (e) Company Transaction Expenses not paid prior to the Closing, (f)(i) plus the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target or (ii) less the amount, if any, by which the Net Working Capital Target exceeds the Net Working Capital.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Escrow Agreement, the Paying Agent Agreement and all other agreements, documents, instruments and certificates contemplated to be delivered or executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and any other applicable Legal Requirement relating to bribery or corruption.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other applicable Legal Requirement designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assets” has the meaning set forth in Section 3.09.

“Blocker Closing” has the meaning set forth in Section 2.05.

“Blocker Interests” has the meaning set forth in the Recitals.

“Blocker Merger Effective Time” has the meaning set forth in Section 2.06(a).

“Blocker Merger” has the meaning set forth in Section 2.02.

“Blocker Owned Units” means Company Units that are owned by each Blocker after giving effect to the Pre-Closing Reorganization.

“Blocker Purchase” has the meaning set forth in the Recitals.

“Blocker Seller” has the meaning set forth in the Preamble.

“Blockers” has the meaning set forth in the Preamble.

“Business” means the business conducted by the Group Companies as of the date hereof.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Entities” has the meaning set forth in Article V.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate when taken together with all other Effects, has prevented, materially delayed or materially impaired, or would reasonably be expected to prevent, materially delay or materially impair, the ability of Buyer to consummate the transactions contemplated hereby.

“Buyer Released Claim” has the meaning set forth in Section 10.18(b).

“Buyer Released Party” has the meaning set forth in Section 10.18(a).

“Buyer Releasing Party” has the meaning set forth in Section 10.18(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended.

“Cash” means, with respect to any Person, and without duplication, the aggregate amount of all cash, cash equivalents, marketable securities and short term or other liquid investments (in each case, to the extent convertible to cash within ninety (90) days) of such Person calculated in accordance with the Accounting Principles; provided, that “Cash” shall be (a) increased by the amount of all inbound deposits in transit or amounts held for deposit that have not yet cleared, other inbound wire transfers and drafts deposited or received and available for deposit and (b) reduced by the aggregate amount of (i) any restricted, trapped or otherwise not freely available cash, and (ii) any outstanding and uncleared outbound checks, wire transfers and drafts of such Person.

“CCP Blocker” has the meaning set forth in the Preamble.

“CCP Blocker Additional Consideration” means the amount on the Additional Consideration Schedule under the heading “CCP Blocker Additional Consideration.”

“CCP Blocker Adjustment Amount” means an amount, which may be a positive or negative number, equal to (a) the Cash held by CCP Blocker as of immediately prior to Closing, less (b) the CCP Blocker Income Tax Liability, less (c) the Debt of the CCP Blocker as of immediately prior to the Closing.

“CCP Blocker Adjustment Escrow Amount” means $5,000.

“CCP Blocker Adjustment Escrow Funds” means, as of any time, the amount of the CCP Blocker Adjustment Escrow Amount then held by the Escrow Agent pursuant to the Escrow Agreement.

“CCP Blocker Closing Consideration” means the amount on the Closing Consideration Schedule under the heading “CCP Blocker Closing Consideration,” which shall represent an amount equal to (a) the aggregate Per Holder Closing Consideration that would have been payable to CCP Blocker if the Blocker Purchase, the Blocker Merger and the Merger Sub Contribution did not occur and the Blocker Owned Units held by CCP Blocker were subject to conversion in the Company Merger under Section 2.10(a), plus (b) the CCP Blocker Adjustment Amount, less (c) the CCP Blocker Adjustment Escrow Amount.

“CCP Blocker Income Tax Liability” means an amount (not below zero for any taxing jurisdiction or regime) equal to the sum of, to the extent unpaid as of immediately prior to 11:59 p.m. Eastern Time on the day prior to the Closing, the Income Taxes of CCP Blocker for the Pre-Closing Tax Period (or portion thereof) beginning after December 31, 2024 and ending on or before the Closing Date for jurisdictions where CCP Blocker filed Tax Returns for the taxable year ending December 31, 2024, or any jurisdiction where the Group Companies materially expanded operations following December 31, 2024, calculated in accordance with past practice of CCP Blocker (including reporting positions, elections and Tax accounting methods) and calculated pursuant to the terms of this Agreement and taking into account, for the avoidance of doubt, any estimated Taxes paid prior to 11:59 p.m. Eastern Time on the day prior to the Closing by CCP Blocker for the applicable Pre-Closing Tax Period and any Tax overpayments from prior Pre-Closing Tax Periods actually able to be applied by CCP Blocker against such Income Taxes as permitted by applicable Legal Requirements, and treating (a) the Transaction Tax Deductions allocable to CCP Blocker as deductible in the Pre-Closing Tax Period to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher standard and (b) the Pre-Closing Reorganization as occurring in the Pre-Closing Tax Period, and determined by (i) excluding any Income Taxes attributable to any action taken on the Closing Date after the Closing outside of the ordinary course of business or inconsistent with past practice (other than payments contemplated by this Agreement (including the payment of Company Transaction Expenses or Debt or any other payments attributable to the transactions contemplated by this Agreement that are economically borne by the Seller Parties)), (ii) excluding any Income Taxes attributable to the Blocker Purchase, the Blocker Merger, the Merger Sub Contribution or the Company Merger, (iii) including any Income Taxes attributable to the Pre-Closing Reorganization, (iv) ignoring any reserves for uncertain Tax positions, (v) ignoring any deferred Tax assets and liabilities, and (vi) excluding any Income Taxes attributable to Buyer’s financing of the transactions contemplated by this Agreement.

“CCP Blocker Interest” has the meaning set forth in the Recitals.

“CCP Blocker Seller” has the meaning set forth in the Preamble.

“CERCLA” means the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq.

“Certificate of Blocker Merger” has the meaning set forth in Section 2.06(a).

“Certificate of Company Merger” has the meaning set forth in Section 2.06(b).

“Class M Unit” means each unit in the Company that is designated as a Class M Common Unit pursuant to the LLC Agreement.

“Class P Unit” means each unit in the Company that is designated as a Class P Preferred Unit pursuant to the LLC Agreement.

“Class R Unit” means each unit in the Company that is designated as a Class R Common Unit pursuant to the LLC Agreement.

“Class T Unit” means each unit in the Company that is designated as a Class T Common Unit pursuant to the LLC Agreement.

“Closing” has the meaning set forth in Section 2.05.

“Closing Cash Amount” means the amount of Cash held by the Group Companies as of 11:59 p.m. Eastern Time on the day prior to the Closing, determined in accordance with the Accounting Principles; provided, that Closing Cash Amount shall be reduced by the amount Cash of the Group Companies used after 11:59 p.m. Eastern Time on the day prior to the Closing to (a) pay (or repay) (i) any Company Transaction Expenses, (ii) any Debt of the Group Companies or (iii) any distribution or dividend to the equityholders of the Company or (b) otherwise not in the ordinary course of business, in each case, prior to the Closing.

“Closing Consideration Schedule” means the schedule in the form attached hereto as Schedule II, as may be updated from time to time by the Sellers’ Representative.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Debt Amount” means the amount of Debt of the Group Companies as of immediately prior to the Closing, determined in accordance with the Accounting Principles.

“Closing Payment” means an amount equal to (a) the Estimated Aggregate Consideration, plus (b) the Estimated TSG Blocker Adjustment Amount, plus (c) the Estimated CCP Blocker Adjustment Amount, less (d) the Price Adjustment Escrow Amount, less (e) the Acquisition Contingent Consideration Escrow Amount, less (f) the TSG Blocker Adjustment Escrow Amount, less (g) the CCP Blocker Adjustment Escrow Amount, less (h) the Sellers’ Representative Expense Amount.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Income Tax Liability” means an amount (not below zero for any taxing jurisdiction, taxing regime or taxpayer entity) equal to the sum of, to the extent unpaid as of immediately prior to 11:59 p.m. Eastern Time on the day prior to the Closing, the Income Taxes of the Group Companies (for the avoidance of doubt, only to the extent imposed directly on a Group Company or collected at a Group Company level by applicable Legal Requirements, including by way of non-resident alien withholding or “pass-through entity tax” election regimes) for the Pre-Closing Tax Period (or portion thereof) beginning after December 31, 2024 and ending on or before the Closing Date for jurisdictions where an applicable Group Company filed Tax Returns for the taxable year ending December 31, 2024, or any jurisdiction where an applicable Group Company materially expanded operations following December 31, 2024, calculated in accordance with past practice of the applicable Group Company (including reporting positions, elections and Tax accounting methods) and calculated pursuant to the terms of this Agreement and taking into account, for the avoidance of doubt, any estimated Taxes paid prior to 11:59 p.m. Eastern Time on the day prior to the Closing by an applicable Group Company for the applicable Pre-Closing Tax Period and any Tax overpayments from prior Pre-Closing Tax Periods actually able to be applied by the applicable Group Company against such Income Taxes as permitted by applicable Legal Requirements, and treating (a) the Transaction Tax Deductions as deductible in the Pre-Closing Tax Period to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher standard and (b) the Pre-Closing Reorganization as occurring in the Pre-Closing Tax Period, and determined by (i) excluding any Income Taxes attributable to any action taken on the Closing Date after the Closing outside of the ordinary course of business or inconsistent with past practice (other than payments contemplated by this Agreement (including the payment of Company Transaction Expenses or Debt or any other payments attributable to the transactions contemplated by this Agreement that are economically borne by the Seller Parties)), (ii) excluding any Income Taxes attributable to the Blocker Purchase, the Blocker Merger, the Merger Sub Contribution or the Company Merger, (iii) including any Income Taxes attributable to the Pre-Closing Reorganization, (iv) ignoring any reserves for uncertain Tax positions, (v) ignoring any deferred Tax assets and liabilities, and (vi) excluding any Income Taxes attributable to Buyer’s financing of the transactions contemplated by this Agreement.

“Company Merger” has the meaning set forth in the Recitals.

“Company Merger Effective Time” has the meaning set forth in Section 2.06(b).

“Company Transaction Expenses” means, as determined immediately prior to the Closing, and in accordance with the Accounting Principles, (a) all costs, fees and expenses accrued or incurred by or on behalf of the Group Companies (to the extent payable by any Group Company) in anticipation of, in connection with or otherwise related to (x) the negotiation, execution or delivery of this Agreement or the Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby or (y) any alternative transactions, including (i) all brokerage fees, commissions, finders’ fees, financial advisory fees, expenses and other costs payable to BofA Securities, Inc. and Harris Williams LLC, (ii) all fees, expenses and other costs payable to Ropes & Gray LLP or Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l., and (iii) all fees, commissions, expenses and other costs payable to or on behalf of any other accountants, consultants or third party advisors, (b) all severance, termination, change of control, retention or other similar bonuses, payments or benefits, in each case, that are payable or accelerating solely (other than with respect to continued employment requirements) as a result of the consummation of the transactions contemplated hereby (but excluding any such bonuses, payments or benefits payable as a result of any action taken by or at the express written direction of Buyer or, following the Closing, the Group Companies), (c) the employer’s portion of any payroll, employment or similar Taxes attributable to or payable in connection with any payments and benefits in the foregoing clause (b), and (d) fifty percent (50%) of any Transfer Taxes pursuant to Section 6.08(a), in any case of clauses (a)-(c) to the extent not paid prior to the Closing; provided, that in no event will Company Transaction Expenses include any costs, fees, expenses or other liabilities to the extent incurred by or at the express written direction of Buyer or any of its Affiliates (excluding, for the avoidance of doubt, the Group Companies and Blockers), including Financial Review Costs up to $300,000 in the aggregate.

“Company Unit” means each of the Class R Units, Class T Units, Class M Units and Class P Units of the Company.

“Company’s Knowledge” means the actual knowledge of the individuals identified on Section 1.01 of the Disclosure Schedule, and the knowledge that each such individual would have following reasonable inquiry of their respective direct reports.

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of June 9, 2025, by and between the Company and The Boyd Group (U.S.) Inc.

“Contractual Obligation” means, with respect to any Person, any legally binding contract, arrangement, commitment, agreement, lease, sublease, license or sublicense that is in effect, to which such Person is a party or is bound (or pursuant to which such Person’s assets are bound or otherwise subject).

“D&O Indemnified Person” has the meaning set forth in Section 6.07(a).

“Data Privacy Requirements” has the meaning set forth in Section 3.11(f).

“Data Room” means the virtual data site for “Project Elyton” hosted by Datasite.

“Debt” means, with respect to any Person, and without duplication, all Liabilities in respect of principal and accrued interest of such Person (a) for borrowed money or issued in substitution or exchange for indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures or other similar Contractual Obligations, (c) in respect of letters of credit and bankers’ acceptances that have been drawn down, in each case, to the extent of such draw, (d) for payments due on termination under any interest rate, currency, swap or other hedging agreements, (e) under leases required to be capitalized or recorded as finance leases in accordance with GAAP, (f) for the deferred and unpaid purchase price of any property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, including (i) any contingent payments, earn-outs and notes payable with respect to the acquisition of any business, assets or securities (in each case, calculated as the maximum amount payable under or pursuant to such obligation), but excluding for purposes of this clause (f) any such amounts in respect of the acquisitions set forth on Schedule VI, and (ii) indemnities (to the extent payable as of immediately prior to the Closing) and post-closing true-up obligations (to the extent payable as of immediately prior to the Closing)

with respect to the acquisition of any business, assets or securities, in each case, net of any such indemnities or true-up payments in respect of any such acquisition payable to the applicable Person as of immediately prior to the Closing, (g) secured by an Encumbrance on such Person’s properties, assets or Equity Interests; (h) owed or payable to any Related Party of such Person (other than (x) any commercial arrangements set forth on Section 3.17 of the Disclosure Schedule and that will remain in effect after the Closing or (y) accrued but unpaid salary, bonus or employment-related benefits of the employees of the Group Companies to the extent included in the calculation of Net Working Capital); (i) for the aggregate amount of any (i) severance or termination obligations owed or payable to any employee, officer, director, independent contractor or other service provider of such Person whose employment or service has been terminated prior to the Closing, (ii) any accrued but unpaid employer contributions to any defined contribution plan and any unfunded Liabilities in connection with the JHCC Management, Inc. Nonqualified Deferred Compensation Plan, and (iii) the employer portion of any employment, payroll, and similar Taxes payable on the Liabilities described in clauses (i) and (ii) immediately foregoing, (j) with respect to declared but unpaid distributions or dividends, (k) with respect to bank overdrafts, (l) in the nature of a guarantee (including in the form of an agreement to reimburse) of the obligations described in clauses (a) through (k) above of any other Person and (m) for all penalties, premiums, charges, fees, expenses and other amounts that are due (including with respect to early termination or prepayment) in connection with the payment and satisfaction in full of each of the foregoing clauses (a), (b) or (d). Notwithstanding the foregoing, “Debt” shall not include any (i) letters of credit, bankers’ acceptances and similar instruments, in each case, to the extent undrawn, (ii) intercompany indebtedness or obligations solely between or among any of the Group Companies or any Blocker, (iii) amounts included as Company Transaction Expenses, (iv) amounts taken into account in the calculation of the Net Working Capital, (v) amounts set forth on Schedule VI or (vi) any Non-Financing Lease Obligations.

“Definitive Debt Agreements” has the meaning set forth in Section 6.12(a).

“DGCL” has the meaning set forth in Section 2.02.

“Disclosed Contracts” has the meaning set forth in Section 3.16.

“Disclosure Schedule” means the disclosure schedule to this Agreement as set forth on Schedule V.

“Dispute Notice” has the meaning set forth in Section 2.15(c).

“DLLC Act” has the meaning set forth in the Recitals.

“DLPA” has the meaning set forth in Section 2.02.

“Effect” is defined in the definition of “Material Adverse Effect”.

“Employee Retention Credit” means the refundable tax credit set forth in Section 2301 of the CARES Act.

“Encumbrance” means any mortgage, pledge, lien, right, restriction, charge, security interest, attachment, claim, covenant, easement, encroachment, restriction, deed of trust, hypothecation, attachment, lease, sublease, license, servitude, right of first offer or refusal, option, title retention agreement, title defect, voting trust agreement, transfer restriction, proxy, preemptive right or other similar encumbrance, whether by contract, law or otherwise (other than, in the case of a security, any restriction on the transfer of such security arising under any federal or state securities laws).

“Enforceable” means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Enterprise Value” means $1,300,000,000.

“Environmental Law” means any Legal Requirement in effect as of the Closing Date relating to (a) human health and safety (in regards to exposure to Hazardous Substances), (b) Releases or threatened Releases of Hazardous Substances or (c) pollution or protection of public health or the environment, including all such Legal Requirements relating to the generation, manufacture, handling, transport, use, treatment, storage, disposal, cleanup of or exposure to any Hazardous Substances.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of equity participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contractual Obligation which would entitle any other Person to acquire any such interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity that, at the relevant time, is or was treated as a single employer with the Company or any predecessor thereof, in each case, under Section 414 of the Code.

“Escrow Agent” has the meaning provided in the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Buyer, the Sellers’ Representative and the Escrow Agent substantially in the form of Exhibit B attached hereto.

“Estimated Aggregate Consideration” has the meaning set forth in Section 2.15(a).

“Estimated CCP Blocker Adjustment Amount” has the meaning set forth in Section 2.15(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.15(a).

“Estimated Net Working Capital” has the meaning set forth in Section 2.15(a).

“Estimated TSG Blocker Adjustment Amount” has the meaning set forth in Section 2.15(a).

“Ex-Im Laws” means all United States. and non-U.S. Legal Requirements relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations and the customs and import Legal Requirements administered by United States Customs and Border Protection.

“Final Closing Statement” has the meaning set forth in Section 2.15(d).

“Financial Review Costs” means the fees and expenses of Forvis Mazars relating to its review of the Company’s and its Subsidiaries’ financial statements required for the purposes of Buyer’s equity or debt Financing (provided, that, for the avoidance of doubt, any fees and expenses of Forvis Mazars incurred in the ordinary course of business of the Company and its Subsidiaries shall not be deemed to be Financial Review Costs).

“Financial Statements” has the meaning set forth in Section 3.06(a)(ii).

“Financing” has the meaning set forth in Section 6.11(a).

“Financing Related Parties” means the entities, including the Financing Sources, that have committed to provide or arrange (or in the future commit to provide or arrange) any debt financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, credit agreements, indentures, notes or other agreements entered into pursuant or relating thereto, their affiliates, and their and their affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, employees, trustees, agents, advisors and other Representatives, and successors and permitted assigns of any of the foregoing.

“Financing Sources” means the lenders, arrangers and bookrunners (or any of their affiliates), in each case, from time to time party to the Debt Commitment Letter or party to an agreement (including any engagement letter, bought deal letter, agency, dealer and/or underwriting agreement, or credit agreement) expressly entered into for the purpose of or providing all or a portion of the financing necessary to consummate the transactions contemplated by this Agreement and their successors and assigns.

“Flow-Through Tax Returns” means all Tax Returns of any of the Group Companies to the extent that (a) such Group Company is treated as a pass-through entity for purposes of such Tax Return and (b) the items reflected on such Tax Returns are also reflected on the Tax Returns of the direct or indirect owners of the Company or the Surviving Company.

“Forvis Mazars” means Forvis Mazars, LLP, a Delaware limited liability partnership.

“GAAP” means generally accepted accounting principles in the United States, including standards and interpretations issued or adopted by the Financial Accounting Standards Board, as in effect from time to time.

“Government Order” means any order, writ, judgment, injunction, decree, ruling, decision, conciliation, stipulation, subpoena, verdict or award made, issued, made, rendered or entered by or with any Governmental Authority.

“Governmental Authority” means any government of any nation, state, city, locality or other political subdivision thereof, and any entity or body exercising, or entitled to exercise, executive, legislative, judicial, regulatory, Tax or administrative functions of or pertaining to government.

“Group Companies” means the Company and each of its Subsidiaries.

“Hazardous Substance” means any petroleum or natural gas hydrocarbons or any liquid or fraction thereof, radioactive materials or waste, asbestos in any form, including asbestos-containing material, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon, 1,4-dioxane, or any other chemical, material, substance or waste that is prohibited, limited or regulated, or subject to investigation or cleanup, or otherwise defined as hazardous or toxic by any Environmental Law.

“Historical Financial Statement” has the meaning set forth in Section 3.06(a)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax based on or measured by reference to net income or receipts (however denominated), including any nonresident withholding or other withholding in respect thereof and including, for the avoidance of doubt, the “Business” Tax and the “Excise” Tax imposed by the state of Tennessee, and the “Franchise” Tax imposed by the State of Texas.

“Income Tax Return” means a Tax Return in respect of Income Taxes.

“Intellectual Property” means all worldwide intellectual property rights, including (a) patents (including originals, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues thereof), patent disclosures, inventions and invention disclosures (whether or not patentable), (b) registered and unregistered trademarks and service marks, brand names, logos, trade names, corporate names, trade dress, and other source identifiers, together with the goodwill associated with any of the foregoing (and all translations, transliterations, adaptations, derivations and combinations of the foregoing) (collectively, “Trademarks”), (c) domain names, social media accounts and handles, copyrights, copyrightable subject matter, and designs, (d) trade secrets and other rights in confidential or proprietary information, including rights in technical information, marketing and business plans, databases, specifications, formulations, prototypes, sketches, models, drawings, specifications, customer/vendor lists, engineering information, samples, market forecasts, techniques, and know-how (collectively, “Trade Secrets”), (e) rights of publicity, and (f) any applications for and registrations of any of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 3.06(a)(ii).

“Legal Requirement” means any U.S. federal, state or local or any non-U.S. federal, provincial, territorial or local law, statute, common law, ordinance, standard, Government Order, code, rule or regulation.

“Letter of Transmittal” has the meaning set forth in Section 2.14(a)(ii).

“Liability” means, with respect to any Person, any liability, debt, commitment or obligation of such Person of any kind, character, or description, whether known or unknown, direct or indirect, fixed, absolute, contingent or otherwise, matured or unmatured, accrued or unaccrued, asserted or unasserted, ascertained or ascertainable, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory, determined, determinable, in contract, tort, strict liability or otherwise, or otherwise due or to become due.

“LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 10, 2023, as amended from time to time.

“Lookback Date” means January 1, 2023.

“Material Adverse Effect” means any change, effect, event, development, fact, condition, circumstance or occurrence (each, an “Effect”) that, individually or in the aggregate when taken together with all other Effects, (x) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), operations or results of operations, assets or liabilities of the Group Companies, taken as a whole or (y) has prevented, materially delayed or materially impaired, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company, the Blockers, the Blocker Sellers or the Sellers’ Representative to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby; provided, that, none of the following Effects shall constitute, and Effects resulting from any of the following shall not be taken into account in determining whether there has been, a Material Adverse Effect, in each case, solely with respect to the immediately foregoing clause (x): (a) changes or proposed changes in Legal Requirements or interpretations thereof following the date hereof, (b) changes or proposed changes in GAAP following the date hereof, (c) actions or omissions of any of the Group Companies taken at the express written request of Buyer or a Merger Sub, (d) general economic conditions, including changes in the credit, debt, financial, capital, currency, insurance or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (e) events or conditions generally affecting the industries in which the Group Companies operate, (f) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions, or any escalation or worsening of any hostilities, acts of war, sabotage, terrorism or military actions, (g) any conditions resulting from natural or manmade disasters or other acts of God, (h) epidemics, pandemics, disease outbreaks or public health emergencies (as declared by the World Health Organization or the Secretary of the U.S. Department of Health and Human Services), or any escalation or worsening thereof, (i) the execution or announcement of this Agreement or the transactions contemplated hereby, the consummation or performance of the transactions contemplated hereby, or the identity of Buyer or any of its Affiliates, including the impact of any of the foregoing on relationships with customers, suppliers or employees, (j) any failure to meet any internal projections, forecasts, guidance, estimates, milestones, budgets or internal financial or operating predictions of revenue, earnings, cash flow or cash position; provided, however, that this clause (j) will not prevent a determination that any Effect underlying any such failure has resulted in a Material Adverse Effect, to the extent such Effect is not otherwise excluded from this definition; or (k) any action taken by

Buyer or any of its Affiliates that constitutes a breach of this Agreement; provided, further, that to the extent that any Effect referred to in the immediately foregoing clauses (a), (b) and (d) through (h) has a disproportionately adverse effect on the Group Companies relative to other participants engaged in the industries or markets in which the Group Companies operate, only such incremental disproportionately adverse effect shall be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Direct Repair Programs” means any repair referral business arrangements with any of the twenty (20) largest (by dollar volume) insurance company (or similar third party) customers of the Company with respect to the fiscal years ended December 31, 2023 and December 31, 2024 and for the period from January 1, 2025 through the Most Recent Balance Sheet Date.

“Material Lease” has the meaning set forth in Section 3.10(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Contribution” has the meaning set forth in Section 2.03.

“Most Recent Balance Sheet” has the meaning set forth in Section 3.06(a)(ii).

“Most Recent Balance Sheet Date” has the meaning set forth in Section 3.06(a)(ii).

“Net Working Capital” means the amount, which may be a positive or negative number, calculated as (a) the consolidated current assets of the Group Companies, less (b) the consolidated current liabilities of the Group Companies, in each case, included in only those accounts and line items set forth and classified as Net Working Capital in the Stratified Balance Sheet, in each case calculated as of 11:59 p.m. Eastern Time on the day prior to the Closing and in accordance with the Accounting Principles; provided, that Net Working Capital shall not take into account (i) any Income Tax assets or Income Tax liabilities, (ii) any deferred Tax assets or deferred Tax liabilities, (iii) any reduction in such current assets or increase in such current liabilities outside of the ordinary course of business to the extent occurring after 11:59 p.m. Eastern Time on the day prior to the Closing and prior to the Closing or (iv) any Cash, Debt or Company Transaction Expenses to the extent otherwise included in calculating the Aggregate Consideration.

“Net Working Capital Target” means -$12,173,000.

“Non-Financing Lease Obligation” means, with respect to any Person, an operating lease or other lease obligation that is not required to be accounted for as a financing or capital lease on both the balance sheet and the income statement of such Person for financial reporting purposes in accordance with GAAP (including for these purposes any lease that would not have been a capital lease under GAAP as of December 31, 2017 and, with respect to the Group Companies, any lease classified as an operating lease in the Financial Statements).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation, formation, amendment or organization and limited liability company, operating or partnership agreement of such Person and (b) all by-laws, agreements between or among equity holders and similar documents relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Owned IP” means all Intellectual Property owned or purported to be owned by any Group Company.

“Owned Real Property” has the meaning set forth in Section 3.10(a).

“Parent” means The Boyd Group Inc., a company incorporated under the Canada Business Corporations Act.

“Party” has the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 2.14(a)(i).

“Paying Agent Agreement” means the Paying Agent Agreement, in the form attached hereto as Exhibit C, to be entered into on or prior to the Closing Date pursuant to this Agreement by Buyer, the Sellers’ Representative and the Paying Agent.

“Payoff Debt” has the meaning set forth in Section 2.14(b)(iii).

“Per Holder Additional Consideration” means, with respect to each Seller Party (other than a Blocker Seller), the amount set forth next to such Seller Party’s name on the Additional Consideration Schedule.

“Per Holder Closing Consideration” means, with respect to each Seller Party (other than a Blocker Seller), the amount set forth next to such Seller Party’s name on the Closing Consideration Schedule.

“Permits” means, with respect to any Person, any license, franchise, permit (including a special or conditional use permit), approval or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound.

“Permitted Encumbrance” means (a) statutory liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established on the Interim Financial Statements in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens for obligations not yet due or that arise or are incurred in the ordinary course of business, (c) liens to secure landlords, lessors or renters under leases or rental agreements (to the extent the applicable Group Company is not in default under such lease or rental agreement) that do not materially impair the existing or intended use, occupancy and/or operation of the applicable Leased Real Property or the operation of the business of the Group Companies, (d) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (e) purchase money security interests and other vendor security for the unpaid purchase of goods acquired in the ordinary course of business, (f) title of a lessor or sublessor under any capital or operating lease, (g) liens securing the obligations of the Group Companies with respect to the Payoff Debt that will be released at the Closing and (h) any other Encumbrance that would not, individually or in the aggregate, reasonably be expected to materially detract from the value of, or materially impair the existing or intended use, occupancy or operation of, the property or assets affected by the applicable Encumbrance.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Pipeline Acquisition Target” means each of the companies or businesses that any Group Company is actively evaluating for potential acquisition as of the date hereof (including any such company or business that has entered into a term sheet, letter of intent, indication of interest or other similar document with any Group Company that remains in effect as of the date hereof).

“Policies” has the meaning set forth in Section 3.20.

“Post-Closing Tax Period” means any taxable period or portion thereof (as determined in accordance with Section 6.08(d)) beginning after the Closing Date.

“Pre-Closing Reorganization” has the meaning set forth in the Recitals.

“Pre-Closing Tax Period” means any taxable period or portion thereof (as determined in accordance with Section 6.08(d)) ending on or before the Closing Date.

“Price Adjustment Escrow Amount” means $10,000,000.

“Price Adjustment Escrow Funds” means, as of any time, the amount of the Price Adjustment Escrow Amount then held by the Escrow Agent pursuant to the Escrow Agreement.

“Proposed Final Closing Statement” has the meaning set forth in Section 2.15(b).

“Purchase Price Allocation” has the meaning set forth in Section 6.08(h).

“Purchase Price Allocation Methodology Schedule” has the meaning set forth in Section 6.08(h).

“Related Party” has the meaning set forth in Section 3.17.

“Related Persons” has the meaning set forth in Section 3.30.

“Release” means any spill, release, emission, leaking, dumping, injection, pouring, disposal, discharge or leaching into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, equity holder, partner, member, trustee or other representative of such Person, including legal counsel, accountants, and financial advisors.

“RWI Policy” has the meaning set forth in Section 6.13.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Crimea, Cuba, Donetsk People’s Republic and Luhansk People’s Republic, Iran, North Korea, Russia and Venezuela).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including any (a) Person listed on any applicable United States. or non- United States sanctions or export related restricted party list, including the United States Department of Treasury, Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, (b) entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a) immediately foregoing and (c) national of a Sanctioned Country.

“Sanctions Laws” means all United States and non-United States Legal Requirements applicable to the Group Companies relating to economic or trade sanctions, including the Legal Requirements administered or enforced by the United States (including by OFAC or the United States Department of State) or the United Nations Security Council.

“Seller Parties” means each Blocker Seller and the holders of Company Units (other than the Blocker Owned Units).

“Seller Released Claim” has the meaning set forth in Section 10.18(a).

“Seller Released Party” has the meaning set forth in Section 10.18(b).

“Seller Releasing Party” has the meaning set forth in Section 10.18(a).

“Sellers’ Representative” has the meaning set forth in Section 10.07(a).

“Sellers’ Representative Expense Amount” means an aggregate amount equal $600,000 to be held and distributed by the Sellers’ Representative pursuant to Section 10.07(c) hereof.

“Sensitive Data” means any data or information that alone, or in combination with other information, may be used to identify, locate or contact a natural person (or household) or is linked to the identity of a particular individual, browser or device (including any customers, prospective customers, employees health care providers and other third parties), including any information defined as “personal data”, “personally identifiable information”, “personal information” or “nonpublic personal information”, each as defined under applicable Legal Requirements, such as government identifiers, account, credit or debit card numbers, user names, email addresses or geolocation information.

“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Solvent” means, with respect to any Person, that (a) the sum of the assets, at a fair valuation, of such Person and its Subsidiaries (on a consolidated basis) will exceed their respective liabilities, (b) such Person and its Subsidiaries (on a consolidated basis) have not incurred debts or other liabilities beyond their ability to pay such debts and other liabilities as such debts and other liabilities mature or become due and (c) such Person and its Subsidiaries (on a consolidated basis) have sufficient capital with which to continue to conduct their business.

“Straddle Period” has the meaning set forth in Section 6.08(d).

“Stratified Balance Sheet” means the illustrative calculations of Net Working Capital, Cash, Debt and Company Transaction Expenses attached as Schedule IV hereto.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding Equity Interests entitled to vote generally in the election of the board of directors or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

“Substitute Financing” has the meaning set forth in Section 6.12(c).

“Surviving Company” has the meaning set forth in Section 2.04.

“System” or “Systems” means all Software, firmware, hardware, equipment, networks, databases, electronics, platforms, servers, interfaces, applications, websites and related information technology systems and services used or held for use by a Group Company.

“Tax” or “Taxes” means any and all federal, state, local and non-U.S. taxes, charges, fees, levies or other similar assessments in the nature of a tax, including any income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, social security, transfer, registration, franchise, gross income, gross receipts, net receipts, license, payroll, sales, goods and services, ad valorem, value added, employment, unemployment, disability, occupation, use, property, real property, personal property, excise, stamp, or premium taxes, or any imputed underpayment amounts, disallowed government tax credits, customs duties, or estimated, alternative or add-on minimum, withholding or any other tax, charge, fee, or other like assessment imposed by a Governmental Authority, including any interest, penalty or addition attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments in the nature of a tax.

“Tax Proceeding” has the meaning set forth in Section 6.08(e).

“Tax Refund” has the meaning set forth in Section 6.08(i)(i).

“Tax Return” means returns, reports, forms and information statements filed or required to be filed with a Governmental Authority reporting liability for Taxes, including any schedules or attachments thereto and including any amendment thereof.

“Tax Sharing Agreement” means any Contractual Obligation, the principal purpose of which is the sharing or allocation of or indemnification for Taxes.

“Termination Date” has the meaning set forth in Section 9.01(c).

“Transaction Tax Deductions” means any Income Tax deductions attributable to the following (to the extent deductible in the Pre-Closing Tax Period any applicable Legal Requirements at a “more likely than not” or higher standard): (a) any compensatory payments made prior to 11:59 p.m. Eastern Time on the day prior to the Closing in connection with the transactions contemplated hereby, (b) any pay down or satisfaction of the Closing Debt Amount

(including any fees, expenses, premiums and penalties paid or payable with respect to the prepayment of Debt and the write-off or acceleration of the amortization of deferred financing costs), (c) Company Transaction Expenses, (d) the payment or incurrence of amounts that would have been Company Transaction Expenses or Debt but for the fact that they were paid prior to 11:59 p.m. Eastern Time on the day prior to the Closing, and (e) any other deductible payments that are attributable to the transactions contemplated hereby and economically borne by the Seller Parties. For this purpose, and for all purposes of this Agreement, seventy percent (70%) of any Transaction Tax Deductions that are success-based fees shall be treated as deductible in accordance with Revenue Procedure 2011-29.

“TSG Blocker” has the meaning set forth in the Preamble.

“TSG Blocker Additional Consideration” means the amount on the Additional Consideration Schedule under the heading “TSG Blocker Additional Consideration.”

“TSG Blocker Adjustment Amount” means an amount, which may be a positive or negative number, equal to (a) the Cash held by TSG Blocker as of immediately prior to Closing, less (b) the TSG Blocker Income Tax Liability, less (c) the Debt of the TSG Blocker as of immediately prior to the Closing.

“TSG Blocker Adjustment Escrow Amount” means $5,000.

“TSG Blocker Adjustment Escrow Funds” means, as of any time, the amount of the TSG Blocker Adjustment Escrow Amount then held by the Escrow Agent pursuant to the Escrow Agreement.

“TSG Blocker Closing Consideration” means the amount on the Closing Consideration Schedule under the heading “TSG Blocker Closing Consideration,” which shall represent an amount equal to (a) the aggregate Per Holder Closing Consideration that would have been payable to TSG Blocker if the Blocker Purchase, the Blocker Merger and the Merger Sub Contribution did not occur and the Blocker Owned Units held by TSG Blocker were subject to conversion in the Company Merger under Section 2.10(a), plus (b) the TSG Blocker Adjustment Amount, less (c) the TSG Blocker Adjustment Escrow Amount.

“TSG Blocker Income Tax Liability” means an amount (not below zero for any taxing jurisdiction or regime) equal to the sum of, to the extent unpaid as of immediately prior to 11:59 p.m. Eastern Time on the day prior to the Closing, the Income Taxes of TSG Blocker for the Pre-Closing Tax Period (or portion thereof) beginning after December 31, 2024 and ending on or before the Closing Date for jurisdictions where TSG Blocker filed Tax Returns for the taxable year ending December 31, 2024, or any jurisdiction where the Group Companies materially expanded operations following December 31, 2024, calculated in accordance with past practice of TSG Blocker (including reporting positions, elections and Tax accounting methods) and calculated pursuant to the terms of this Agreement and taking into account, for the avoidance of doubt, any estimated Taxes paid prior to 11:59 p.m. Eastern Time on the day prior to the Closing by TSG Blocker for the applicable Pre-Closing Tax Period and any Tax overpayments from prior Pre-Closing Tax Periods actually able to be applied by TSG Blocker against such Income Taxes as permitted by applicable Legal Requirements, and treating (a) the Transaction Tax Deductions allocable to TSG Blocker as deductible in the Pre-Closing Tax Period to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher standard and (b) the Pre-Closing Reorganization as occurring in the Pre-Closing Tax Period, and determined by (i) excluding any Income Taxes attributable to any action taken on the Closing Date after the Closing outside of the ordinary course of business or inconsistent with past practice (other than payments contemplated by this Agreement (including the payment of Company Transaction Expenses or Debt or any other payments attributable to the transactions contemplated by this Agreement that are economically borne by the Seller Parties)), (ii) excluding any Income Taxes attributable to the Blocker Purchase, the Blocker Merger, the Merger Sub Contribution or the Company Merger, (iii) including any Income Taxes attributable to the Pre-Closing Reorganization, (iv) ignoring any reserves for uncertain Tax positions, (v) ignoring any deferred Tax assets and liabilities and (vi) excluding any Income Taxes attributable to Buyer’s financing of the transactions contemplated by this Agreement.

“TSG Blocker Interest” has the meaning set forth in the Recitals.

“TSG Blocker Seller” has the meaning set forth in the Preamble.

“Union” means any union, works council, or other employee representative body.

ARTICLE II

BLOCKER PURCHASE; THE MERGERS; CLOSING.

Section 2.01 Blocker Purchase.

(a) Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Blocker Merger Effective Time, (i) TSG Blocker Seller shall sell to Buyer, and Buyer shall purchase from TSG Blocker Seller, all of TSG Blocker Seller’s right, title and interest in and to the TSG Blocker Interest, free and clear of all Encumbrances, (ii) CCP Blocker Seller shall sell to Buyer, and Buyer shall purchase from CCP Blocker Seller, all of CCP Blocker Seller’s right, title and interest in and to the CCP Blocker Interest, free and clear of all Encumbrances and (iii) TSG Blocker GP shall (A) assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered, to TSG Blocker GP Interest Buyer all of TSG Blocker GP’s right, title and interest in and to the TSG Blocker GP Interest, free and clear of all Encumbrances, and (B) file or cause to be filed a Certificate of Amendment to the TSG Blocker’s Certificate of Limited Partnership with the Secretary of State of the State of Delaware evidencing the modification of the general partner of the TSG Blocker to be TSG Blocker GP Interest Buyer

(b) As consideration for the TSG Blocker Interest, at the Blocker Closing, Buyer shall pay to TSG Blocker Seller an amount in cash equal to (a) the TSG Blocker Closing Consideration plus (b) as and when payable after the Closing, the TSG Blocker Additional Consideration.

(c) As consideration for the CCP Blocker Interest, at the Blocker Closing, Buyer shall pay to CCP Blocker Seller an amount in cash equal to (a) the CCP Blocker Closing Consideration plus (b) as and when payable after the Closing, the CCP Blocker Additional Consideration.

Section 2.02 Blocker Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Partnership Act (the “DLPA”), immediately following the Blocker Purchase (as described in Section 2.01, CCP Blocker will be merged with and into TSG Blocker (the “Blocker Merger”). As a result of the Blocker Merger, the separate corporate existence of CCP Blocker will cease and TSG Blocker will continue as the surviving limited partnership of the Blocker Merger (the “Surviving Blocker”) as a direct wholly-owned Subsidiary of Buyer.

Section 2.03 Contribution of Merger Sub. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the consummation of the Blocker Merger, Buyer shall contribute, assign, convey, transfer and deliver to TSG Blocker, and TSG Blocker shall accept from Buyer, all of the Equity Interests in Merger Sub, free and clear of all Encumbrances, as a capital contribution by Buyer (the “Merger Sub Contribution”). Following the Merger Sub Contribution, Merger Sub will be a direct wholly-owned Subsidiary of the Surviving Blocker.

Section 2.04 The Company Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLC Act, immediately following the Merger Sub Contribution, at the Company Merger Effective Time, Merger Sub will be merged with and into the Company. As a result of the Company Merger, the separate limited liability company existence of Merger Sub will cease and the Company will continue as the surviving limited liability company of the Company Merger (the “Surviving Company”) as a direct wholly-owned Subsidiary of the Surviving Blocker.

Section 2.05 The Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m. (Eastern Time) at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-3600, as promptly as practicable following, but in no event later than, the later of (a) the second (2nd) Business Day following the satisfaction or waiver of each of the conditions set forth in Article VII and Article VIII hereof (other than those conditions which can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) and (b) December 18, 2025, or at such other time and place as may be agreed to by the Parties hereto. For the avoidance of doubt, the closing of the Blocker Purchase (the “Blocker Closing”) shall be deemed to have occurred immediately prior to the Blocker Merger Effective Time; provided, that in the event that the Company Merger does not become effective, the Blocker Closing shall be deemed void and not to have occurred.

Section 2.06 Effective Times.

(a) Subject to the provisions of this Agreement, at the Closing and immediately following the transactions contemplated by Section 2.01, the Parties will cause the Blocker Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware the certificate of merger for the Blocker Merger (the “Certificate of Blocker Merger”), in the form attached hereto as Exhibit D, executed and acknowledged by the applicable Parties in accordance with the relevant provisions of the DGCL and the DLPA, and will make all other filings or recordings required under the DGCL and the DLPA in connection with the Blocker Merger. The Blocker Merger will become effective upon the filing of the Certificate of Blocker Merger with the Secretary of State of the State of Delaware (the time the Blocker Merger becomes effective being hereinafter referred to as the “Blocker Merger Effective Time”).

(b) Subject to the provisions of this Agreement, at the Closing and immediately following the transactions contemplated by Section 2.03, the Parties will cause the Company Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware the certificate of merger for the Company Merger (the “Certificate of Company Merger”), in the form attached hereto as Exhibit E, executed and acknowledged by the applicable Parties in accordance with the relevant provisions of the DLLC Act, and will make all other filings or recordings required under the DLLC Act in connection with the Company Merger. The Company Merger will become effective upon the filing of the Certificate of Company Merger with the Secretary of State of the State of Delaware (the time the Company Merger becomes effective being hereinafter referred to as the “Company Merger Effective Time”).

Section 2.07 Effects of the Mergers.

(a) The Blocker Merger shall have the effects set forth herein and in the applicable provisions of the DGCL and the DLPA. Without limiting the generality of the foregoing and subject thereto, at the Blocker Merger Effective Time, the Surviving Blocker will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of TSG Blocker and CCP Blocker, to the fullest extent provided under the DGCL and the DLPA.

(b) The Company Merger shall have the effects set forth herein and in the applicable provisions of the DLLC Act. Without limiting the generality of the foregoing and subject thereto, at the Company Merger Effective Time, the Surviving Company will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Company and Merger Sub, to the fullest extent provided under the DLLC Act.

Section 2.08 Governing Documents.

(a) From and after the Blocker Merger Effective Time, the limited partnership agreement of the Surviving Blocker will be the limited partnership agreement of TSG Blocker immediately prior to the Blocker Merger Effective Time (except that the name of the Surviving Blocker will be “Gerber Collision (Alabama) Inc.”), until thereafter changed or amended as provided therein or by applicable Legal Requirements (subject to the provisions of Section 6.07).

(b) From and after the Company Merger Effective Time, the limited liability company agreement of the Surviving Company will be the limited liability company agreement of Merger Sub as of immediately prior to the Company Merger Effective Time (except that the name of the Surviving Company will be “JHCC Holdings Parent LLC”), until thereafter changed or amended as provided therein or by applicable Legal Requirements (subject to the provisions of Section 6.07).

Section 2.09 Treatment of Blocker Interests. At the Blocker Merger Effective Time, by virtue of the Blocker Merger, and without any action on the part of any holder of the CCP Blocker Interest, any holder of the TSG Blocker Interest or of CCP Blocker, Buyer or TSG Blocker:

(a) the CCP Blocker Interest will be automatically cancelled and will cease to exist, and the holders of the CCP Blocker Interest will cease to have any rights with respect to such units; and

(b) the TSG Blocker Interest and the TSG Blocker GP Interest shall remain outstanding and shall have the same interest in the capital and profits of the Surviving Blocker as such interests had with respect to TSG Blocker immediately prior to the Blocker Merger Effective Time.

Section 2.10 Conversion of Company Units and Merger Sub Units. At the Company Merger Effective Time, by virtue of the Company Merger, and without any action on the part of any member of the Company or Merger Sub or any of the Company, the Surviving Blocker, Buyer or Merger Sub:

(a) Conversion of Company Units (Other than Blocker Owned Units). The Company Units (other than the Blocker Owned Units) held by each Seller Party (other than the Blocker Sellers) that are issued and outstanding prior to the Company Merger Effective Time will be converted into and become, in aggregate, with respect to each Seller Party (other than the Blocker Sellers), the right to receive an amount in cash (without interest) equal to:

(i) the Per Holder Closing Consideration with respect to such Seller Party; and

(ii) the Per Holder Additional Consideration with respect to such Seller Party.

(b) Conversion of Blocker Owned Units. Each Blocker Owned Unit shall be converted into and become one corresponding unit of the Surviving Company.

(c) Conversion of Merger Sub Units. Each issued and outstanding limited liability company interest of Merger Sub shall be converted into and become one corresponding unit of the Surviving Company. Notwithstanding the foregoing, immediately following the Closing and through the end of the Closing Date, each unit of the Surviving Company shall have the same interest in the capital and profits of the Company as each unit of the Surviving Company had immediately prior to the Company Merger Effective Time.

(d) Cancellation of Company Units. All Company Units (other than any Blocker Owned Units, which shall be converted into corresponding units of the Surviving Company) that have been converted in the Company Merger into the right to receive in accordance with this Agreement a portion of the aggregate Per Holder Closing Consideration and the aggregate Per Holder Additional Consideration will be automatically cancelled and will cease to exist, and the holders of such Company Units will cease to have any rights with respect to such units other than the right to receive such holders’ applicable Per Holder Closing Consideration and Per Holder Additional Consideration.

Section 2.11 Managers and Officers of the Surviving Company. The manager of Merger Sub immediately prior to the Company Merger Effective Time will, from and after the Company Merger Effective Time, be appointed as the manager of the Surviving Company until its or their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The respective officers of Merger Sub immediately prior to the Company Merger Effective Time will, from and after the Company Merger Effective Time, be appointed as the initial officers of the Surviving Company, each to hold office until the earlier of his or her resignation or removal or until his or her respective successor is duly appointed and qualified, as the case may be.

Section 2.12 No Further Ownership Rights in Equity Interests of the Blockers. At the Blocker Merger Effective Time, the books and records of the Blockers as of immediately prior to the Blocker Merger Effective Time shall be closed and thereafter there shall be no further registration of transfers of any partnership interests on the records of the Blockers. From and after the Blocker Merger Effective Time, the holders of Equity Interests of the Blockers outstanding immediately prior to the Blocker Merger Effective Time shall cease to have any rights with respect to such Equity Interests, except as otherwise provided for herein or by applicable Legal Requirements.

Section 2.13 No Further Ownership Rights in Equity Interests of the Company. At the Company Merger Effective Time, the books and records of the Company as of immediately prior to the Company Merger Effective Time shall be closed and thereafter there shall be no further registration of transfers of any membership interests on the records of the Company. From and after the Company Merger Effective Time, the holders of Equity Interests of the Company outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Equity Interests, except as otherwise provided for herein (including that the Blocker Owned Units shall convert into corresponding units of the Surviving Company) or by applicable Legal Requirements.

Section 2.14 Closing Deliveries and Payments.

(a) Paying Agent and Transmittal Procedures.

(i) Prior to the Closing, Buyer, on behalf of the Surviving Blocker, and the Sellers’ Representative will enter into the Paying Agent Agreement with a paying agent reasonably acceptable to Buyer and the Sellers’ Representative (the “Paying Agent”). The Paying Agent shall act as paying agent in effecting payments to the Seller Parties in accordance with Section 2.01, Section 2.10 and Section 2.15(e) of this Agreement.

(ii) At or after the Company Merger Effective Time, each holder of Company Units (other than Blocker Owned Units) whose Company Units have been converted into the right to receive payment pursuant to this Article II will be entitled to receive from the Paying Agent (A) promptly after delivery of a properly completed Letter of Transmittal, in the form attached hereto as Exhibit F, and the IRS Form W-9 included therein and such other information or documentation as the Paying Agent reasonably requests (a “Letter of Transmittal”), the amount set forth opposite such holder’s name on the Closing Consideration Schedule, and (B) promptly upon (x) any Additional Consideration becoming due and payable from the Surviving Blocker or the Surviving Company and (y) the Paying Agent’s receipt of any such amounts, the applicable portion of the Additional Consideration in accordance with the Additional Consideration Schedule. Any holder of Company Units (other than Blockers) that prior to the Closing delivers a properly completed Letter of Transmittal to the Paying Agent will be entitled to payment at the Closing Date of the amount described in clause (A) above. Until so surrendered, each such

Company Unit (other than any Blocker Owned Units) will represent after the Company Merger Effective Time for all purposes only the right to receive payment as provided in this Agreement, without interest. Buyer will cause the Paying Agent to, promptly following the date hereof, deliver a copy of the Letter of Transmittal to each holder of Company Units of record as of the Company Merger Effective Time (other than Blockers). Buyer will, promptly after the Company Merger Effective Time, deliver a copy of the Letter of Transmittal to any holder of Company Units of record as of the Company Merger Effective Time (other than Blockers) who did not prior to the Closing submit the materials described in clause (A) above.

(iii) The Paying Agent Agreement shall provide that the Paying Agent shall deliver to TSG Blocker Seller and CCP Blocker Seller, subject to the delivery of a duly completed IRS Form W-9 or Form W-8, as applicable, by each such Blocker Seller to the Paying Agent and such other information or documentation as the Paying Agent reasonably requests, (A) as soon as funds are received at the Blocker Closing, the TSG Blocker Closing Consideration and the CCP Blocker Closing Consideration, respectively, and (B) promptly upon (x) any TSG Blocker Additional Consideration or CCP Blocker Additional Consideration becoming due and payable from Buyer or the Surviving Company and (y) the Paying Agent’s receipt of any such amounts, the TSG Blocker Additional Consideration or CCP Blocker Additional Consideration, respectively.

(b) Buyer Closing Deliveries and Payments. Upon the terms and subject to the conditions set forth in this Agreement, Buyer or the Surviving Blocker, as applicable, shall deliver or cause to be delivered at the Closing the following:

(i) to the Paying Agent, in consideration, as applicable, for the Blocker Purchase (on behalf of Buyer) and the Company Merger (on behalf of the Surviving Company), for further distribution to the Seller Parties of the respective allocations to which they are entitled in accordance with this Agreement and the Closing Consideration Schedule, an aggregate amount in cash equal to the Closing Payment, by wire transfer of immediately available funds to an account of the Paying Agent designated in writing to Buyer not less than two (2) Business Days prior to the anticipated date of Closing;

(ii) to the Company, a fully executed copy of each Ancillary Agreement to which Buyer or any of its Affiliates will be party;

(iii) on behalf of and as directed by the Company (or the applicable Group Company), by wire transfer of immediately available funds, such amounts as are necessary to discharge fully the outstanding balance of the Debt set forth on Section 2.14(b)(iii) of the Disclosure Schedule (the “Payoff Debt”);

(iv) on behalf of and as directed by the Company (or the applicable Group Company), by wire transfer of immediately available funds, such amounts as are necessary to satisfy all Company Transaction Expenses (other than any payroll or employment Taxes included in the definition thereof or any compensatory payments, which compensatory payments shall be paid as promptly as reasonably practicable following the Closing through the Company’s or its Subsidiaries’ payroll system);

(v) to the Escrow Agent, by wire transfer of immediately available funds, (x) on behalf of the Seller Parties, the Price Adjustment Escrow Amount and the Acquisition Contingent Consideration Escrow Amount, (y) on behalf of TSG Blocker Seller, the TSG Blocker Adjustment Escrow Amount and (z) on behalf of CCP Blocker Seller, the CCP Blocker Adjustment Escrow Amount, each to be deposited by the Escrow Agent into separate escrow accounts designated by the Escrow Agent, to be held and distributed in accordance with the terms of this Agreement and the Escrow Agreement by the Escrow Agent; and

(vi) to the Sellers’ Representative, by wire transfer of immediately available funds, an amount equal to the Sellers’ Representative Expense Amount.

(c) Company Closing Deliveries. At or prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Company shall deliver or cause to be delivered to Buyer the following:

(i) a duly executed copy of each Ancillary Agreement to which the Company will be party;

(ii) customary documentation (e.g., duly executed payoff and release of lien letters) (the “Payoff Letters”) in form and substance reasonably acceptable to Buyer evidencing the repayment of the Payoff Debt in substantially final form from the lenders, or from the administrative agent (or similar person) on behalf of the lenders thereunder, which confirms the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid obligations under such Payoff Debt as of the Closing (each such amount, a “Company Payoff Amount”), and which documentation shall provide for release of all Encumbrances relating to the applicable Payoff Debt on the assets or properties of the Company and its Affiliates upon payment of the applicable Company Payoff Amount and set forth arrangements, reasonably satisfactory to Buyer, for such lenders or their Representatives to provide on or promptly following the Closing Date any applicable UCC-3 termination statements, terminations of landlord waivers, termination of account control agreements and release documents acceptable for recordation in local real property records or the United States Patent and Trademark Office, the United States Copyright Office and any other similar domestic or foreign intellectual property office, department or agency required to evidence such Encumbrance releases (the “Payoff Letters”); and

(iii) evidence reasonably satisfactory to Buyer that, the Contractual Obligations set forth on Section 3.21 of the Disclosure Schedule, have been terminated (other than, for the avoidance of doubt, with respect to any provisions that survive termination under the terms of such Contractual Obligations) at or prior to the Closing.

(d) Blocker Seller and TSG Blocker GP Closing Deliveries. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Blocker Sellers and TSG Blocker GP shall deliver or cause to be delivered to Buyer the following:

(i) a duly executed copy of each Ancillary Agreement to which each Blocker Seller or TSG Blocker GP, as applicable, will be party;

(ii) the TSG Blocker Interest, accompanied by a duly executed unit assignment agreement assigning the TSG Blocker Interest to Buyer;

(iii) the CCP Blocker Interest, accompanied by a duly executed stock power assigning the CCP Blocker Interest to Buyer;

(iv) the TSG Blocker GP Interest, accompanied by a duly executed assignment agreement assigning such interests to TSG Blocker GP Interest Buyer;

(v) evidence reasonably satisfactory to Buyer that a Certificate of Amendment to the TSG Blocker’s Certificate of Limited Partnership has been filed with the Secretary of State of the State of Delaware evidencing the modification of the general partner of the TSG Blocker to be TSG Blocker GP Interest Buyer

(vi) a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), stating that the TSG Blocker is not and has not been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code; and

(vii) evidence that the Pre-Closing Reorganization has been completed.

(e) Notwithstanding anything to the contrary contained herein, none of Blocker Sellers, TSG Blocker GP, the Company, Buyer, the Sellers’ Representative, Merger Sub or any other Person will be liable to any current or former holder of Equity Interests in either Blocker or the Company for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(f) Any amounts in respect of any Additional Consideration that are payable from funds deposited with the Paying Agent will be payable at the time specified herein to the Blocker Sellers (on behalf of Buyer) and the holders of Company Units (other than Blocker Owned Units) (on behalf of the Surviving Blocker) who have submitted the materials described in Section 2.14(b) above. No later than two (2) Business Days prior to the anticipated Closing Date, the Company shall prepare in good faith and provide to Buyer the Closing Consideration Schedule, which shall be prepared in accordance with the LLC Agreement. Notwithstanding anything to the contrary herein, the Parties each acknowledge and agree that each of Buyer, the Surviving Blocker, the Paying Agent and the Escrow Agent may rely on each of the Closing Consideration Schedule and the Additional Consideration Schedule as being true, complete and correct for purposes of the calculation of all cash payments payable to the Seller Parties pursuant to the transactions contemplated by this Agreement, and none of Buyer, the Surviving Blocker, the Paying Agent or the Escrow Agent shall have any liability to any Seller Party or any other Person as a result of such reliance. Once Buyer has duly funded any amount to the Paying Agent, the Sellers’ Representative or the Escrow Agent (as applicable) in accordance with the terms of this Agreement and any applicable Ancillary Agreement, neither Buyer nor the Surviving Blocker shall have any further liability with respect to such amount, including with respect to the payment or allocation of such amount to the Seller Parties, except for any obligations expressly set forth in any applicable Ancillary Agreement. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that the Additional Consideration Schedule may direct a portion of any Additional Consideration to be payable to third parties in satisfaction of contingent payment obligations that by their terms become due and payable upon the payment of any Additional Consideration hereunder.

Section 2.15 Closing Payment Adjustment.

(a) Estimated Closing Statement. The Company (and TSG Blocker Seller, with respect to the Estimated TSG Blocker Adjustment Amount, and CCP Blocker Seller, with respect to the Estimated CCP Blocker Adjustment Amount) shall prepare in good faith and provide to Buyer (i) at least five (5) Business Days prior to the anticipated Closing Date, a written statement (the “Estimated Closing Statement”), setting forth in reasonable detail their respective good faith estimates of the Net Working Capital (the “Estimated Net Working Capital”), the Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount and the Company Income Tax Liability and, on the basis thereof, the Aggregate Consideration (the “Estimated Aggregate Consideration”), the estimated TSG Blocker Adjustment Amount (the “Estimated TSG Blocker Adjustment Amount”) and the estimated CCP Blocker Adjustment Amount (the “Estimated CCP Blocker Adjustment Amount”) and the Acquisition Contingent Consideration Escrow Amount, (ii) such supporting detail and documentation relating to the calculations reflected in each of the items set forth in the immediately foregoing clause (i) as reasonably requested by Buyer, (iii) at least three (3) Business Days prior to the anticipated Closing Date, substantially final drafts of the Payoff Letters and (iv) at least three (3) Business Days prior to the anticipated Closing Date, wire transfer instructions for each payee of Company Transaction Expenses to be paid at the Closing, together with invoices in respect thereof. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles (as applicable) and the applicable definitions set forth in this Agreement and the TSG Blocker Adjustment Amount and the CCP Blocker Adjustment Amount shall be prepared in a manner consistent with the definition thereof. Each of the Company, TSG Blocker Seller and CCP Blocker Seller shall, and shall cause its Representatives to, (i) afford Buyer and its Representatives reasonable access to the relevant work papers and other books and records of each Blocker and the Group Companies and any finance or accounting personnel of the Seller Parties and their Affiliates, in each case, used or involved in the preparation of the Estimated Closing Statement calculations and solely for purposes of assisting Buyer and its Representatives in their review of the Estimated Closing Statement and (ii) consider in good faith Buyer’s reasonable comments to the Estimated Closing Statement or any components thereof or calculations therein. The Estimated Aggregate Consideration, the Estimated TSG Blocker Adjustment Amount and the Estimated CCP Blocker Adjustment Amount shall be delivered as part of the Closing Payment in accordance with Section 2.14(b)(i) of this Agreement.

(b) Proposed Final Closing Statement. As promptly as possible and in any event within ninety (90) days after the Closing, Buyer shall prepare or cause to be prepared, and will provide to the Sellers’ Representative, a written statement setting forth in reasonable detail its proposed final determination of the Net Working Capital, the Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount, the Company Income Tax Liability, the TSG Blocker Adjustment Amount and the CCP Blocker Adjustment Amount (the “Proposed Final Closing Statement”). The Proposed Final Closing Statement shall be prepared in accordance with the Accounting Principles (as applicable) and the applicable definitions set forth in this Agreement and the TSG Blocker Adjustment Amount and the CCP Blocker Adjustment Amount shall be prepared in a manner consistent with the definition thereof. Buyer will not amend, supplement or modify the Proposed Final Closing Statement following its delivery to the Sellers’ Representative. Buyer shall afford the Sellers’ Representative and its Representatives reasonable access to the relevant work papers and other books and records of each Blocker and the Group Companies and any finance or accounting personnel of Buyer and its Affiliates, in each case, used or involved in the preparation of the Proposed Final Closing Statement calculations and solely for purposes of assisting the Sellers’ Representative and its Representatives in their review of the Proposed Final Closing Statement. No actions taken by Buyer on its own behalf or on behalf of Blockers or the Group Companies on or following the Closing with respect to the periods following the Closing shall be given effect for purposes of determining the Net Working Capital, Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount, the Company Income Tax Liability, the TSG Blocker Adjustment Amount or the CCP Blocker Adjustment Amount.

(c) Dispute Notice. The Proposed Final Closing Statement (and the proposed final determinations of the Net Working Capital, the Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount, the Company Income Tax Liability, the TSG Blocker Adjustment Amount and the CCP Blocker Adjustment Amount reflected thereon) will be final, conclusive and binding on the Parties unless the Sellers’ Representative provides a written notice (a “Dispute Notice”) to Buyer no later than the thirtieth (30th) calendar day after the delivery to the Sellers’ Representative of the Proposed Final Closing Statement (the “Review Period”). Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Statement which the Sellers’ Representative believes has not been prepared in accordance with this Agreement and its calculation of the correct amount of such item and (ii) the Sellers’ Representative’s alternative calculation of the Net Working Capital, Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount, the Company Income Tax Liability, the TSG Blocker Adjustment Amount and the CCP Blocker Adjustment Amount, as applicable. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the Parties on such thirtieth (30th) calendar day.

(d) Resolution of Disputes. Buyer and the Sellers’ Representative will attempt to promptly resolve the matters raised in any Dispute Notice in good faith. Beginning thirty (30) calendar days after delivery of any Dispute Notice pursuant to Section 2.15(c), either Buyer or the Sellers’ Representative may provide written notice to the other that it elects to submit the disputed items to RSM or another nationally recognized independent accounting firm chosen jointly by Buyer and the Sellers’ Representative (the “Accounting Firm”). The Accounting Firm, acting as an expert (and not as an arbitrator), will promptly review only the disputed items specifically set forth and objected to in the Dispute Notice in accordance with such customary procedures as it deems fair and equitable, which review shall be limited to whether the disputed items specifically set forth and objected to in the Dispute Notice were calculated in accordance with the applicable definitions and other provisions in this Agreement; provided, that each of Buyer and the Sellers’ Representative shall be afforded an opportunity to submit a written statement in favor of its position and to advocate for its position orally before the Accounting Firm. The Federal Rules of Evidence Rule 408 shall apply with respect to any communications and other correspondence during the Review Period and any subsequent communications related to the Proposed Final Closing Statement or the Dispute Notice following therefrom. The Accounting Firm shall issue a written report setting forth in reasonable detail, with respect to each such disputed item, the Accounting Firm’s determination as to the correct amount of each such item in accordance with this Agreement and how such determinations were made; provided, that the Accounting Firm’s determinations will in no event result in the value of any such disputed items being greater than the higher of the respective values assigned thereto by Buyer and the Sellers’ Representative or lesser than the lower of the respective values assigned thereto by Buyer and the Sellers’ Representative. Buyer, each Blocker and the Company, on the one hand, and the Sellers’ Representative, on the other hand, will make available to the Accounting Firm all relevant personnel, books, records and work papers relating to the calculations submitted as reasonably requested by the Accounting Firm. The decision of the Accounting Firm will be made within thirty (30) days after the Accounting Firm is engaged, or as promptly thereafter as reasonably practicable, and, absent fraud or manifest error, will be final, conclusive and binding on the Parties, and judgment thereon may be entered by any court of competent jurisdiction. Buyer, on the one hand, and the Sellers’ Representative, on the other hand, shall bear that percentage of the fees and expenses of the Accounting Firm equal to the proportion of the total dollar value of all disputed items submitted to the Accounting Firm that is determined in favor of the other party by the Accounting Firm. By way of example, if Buyer has taken the position that the Net Working Capital was $1,000,000 less than the Estimated Net Working Capital and the Sellers’ Representative has taken the position that the Net Working Capital was $500,000 greater than the Estimated Net Working Capital, and the Accounting Firm finally determines that the Net Working Capital was equal to the Estimated Net Working Capital, then Buyer shall pay two-thirds of the fees and expenses of the Accounting Firm and the Sellers’ Representative shall pay one-third of the fees and expenses of the Accounting Firm. As used herein, the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the Parties and the decision of the Accounting Firm, in each case, pursuant to this Section 2.15(d), is referred to herein as the “Final Closing Statement”.

(e) Consideration Adjustment.

(i) If the Net Working Capital, the Company Transaction Expenses, the Closing Cash Amount, the Closing Debt Amount or the Company Income Tax Liability (as finally determined pursuant to this Section 2.15(e)(i) and as set forth in the Final Closing Statement) differs from the estimated amounts thereof set forth in the Estimated Closing Statement, the Aggregate Consideration shall be recalculated using such final figures in lieu of such estimated figures, and, within five (5) Business Days of such final determination, (A) Buyer and the Surviving Blocker, as applicable, shall pay or cause to be paid to the Paying Agent for further distribution to the Seller Parties, by wire transfer of immediately available funds to the account designated by the Sellers’ Representative in accordance with Section 2.14(b)(i), the lesser of (x) the amount, if any, by which such re-calculated final Aggregate Consideration exceeds the Estimated Aggregate Consideration paid at Closing in accordance with Article II and (y) the Price Adjustment Escrow Amount or (B) Buyer and the Sellers’ Representative shall jointly direct the Escrow Agent to release to Buyer and the Surviving Blocker, as applicable, out of the Price Adjustment Escrow Funds, by wire transfer of immediately available funds, the amount, if any, by which such

Estimated Aggregate Consideration paid at Closing in accordance with Article II exceeds such re-calculated final Aggregate Consideration. The Parties agree to promptly cause the Escrow Agent to release the entire amount of the Price Adjustment Escrow Funds, or any of the Price Adjustment Escrow Funds not paid to Buyer pursuant to this Section 2.15(e)(i), as the case may be, to the Paying Agent on behalf of the Seller Parties on the same date as such payment. In the event that the full amount by which the Estimated Aggregate Consideration exceeds the final Aggregate Consideration is greater than the Price Adjustment Escrow Funds, none of Buyer, the Surviving Company or any other Person shall have any recourse against the Sellers’ Representative, any of the Seller Parties or any other Person for such excess. In the event that the full amount by which the final Aggregate Consideration exceeds the Estimated Aggregate Consideration is greater than the Price Adjustment Escrow Amount, none of the Sellers’ Representative, any of the Seller Parties or any other Person shall have any recourse against Buyer, the Surviving Company or any other Person for such excess.

(ii) If the TSG Blocker Adjustment Amount (as finally determined pursuant to this Section 2.15(e)(ii) and as set forth in the Final Closing Statement) differs from the Estimated TSG Blocker Adjustment Amount set forth in the Estimated Closing Statement, the TSG Blocker Adjustment Amount shall be recalculated using such final figures in lieu of such estimated figures, and, within five (5) Business Days of such final determination, (A) Buyer shall pay or cause to be paid to the Paying Agent for further distribution to TSG Blocker Seller in accordance with the Additional Consideration Schedule, by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative in accordance with Section 2.14(b)(i), the lesser of (x) the amount, if any, by which such re-calculated final TSG Blocker Adjustment Amount exceeds the Estimated TSG Blocker Adjustment Amount paid at Closing in accordance with Article II and (y) the TSG Blocker Adjustment Escrow Amount or (B) Buyer and the Sellers’ Representative shall jointly direct the Escrow Agent to release to Buyer out of the TSG Blocker Adjustment Escrow Funds, by wire transfer of immediately available funds, the amount, if any, by which such Estimated TSG Blocker Adjustment Amount paid at Closing in accordance with Article II exceeds such re-calculated final TSG Blocker Adjustment Amount. The Parties agree to promptly cause the Escrow Agent to release the entire amount of the TSG Blocker Adjustment Escrow Funds, or any of the TSG Blocker Adjustment Escrow Funds not paid to Buyer pursuant to this Section 2.15(e)(ii), as the case may be, to the Paying Agent on behalf of TSG Blocker Seller on the same date as such payment. In the event that the full amount by which the Estimated TSG Blocker Adjustment Amount exceeds the final TSG Blocker Adjustment Amount is greater than the TSG Blocker Adjustment Escrow Funds, none of Buyer, the Surviving Company or any other Person shall have any recourse against the Sellers’ Representative, any of the Seller Parties or any other Person for such excess. In the event that the full amount by which the final TSG Blocker Adjustment Amount exceeds the Estimated TSG Blocker Adjustment Amount is greater than the TSG Blocker Adjustment Escrow Amount, none of the Sellers’ Representative, any of the Seller Parties or any other Person shall have any recourse against Buyer, the Surviving Company or any other Person for such excess.

(iii) If the CCP Blocker Adjustment Amount (as finally determined pursuant to this Section 2.11(e)(iii) and as set forth in the Final Closing Statement) differs from the Estimated CCP Blocker Adjustment Amount set forth in the Estimated Closing Statement, the CCP Blocker Adjustment Amount shall be recalculated using such final figures in lieu of such estimated figures, and, within five (5) Business Days of such final determination, (A) Buyer shall pay or cause to be paid to the Paying Agent for further distribution to CCP Blocker Seller in accordance with the Additional Consideration Schedule, by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative in accordance with Section 2.14(b)(i), the lesser of (x) the amount, if any, by which such re-calculated final CCP Blocker Adjustment Amount exceeds the Estimated CCP Blocker Adjustment Amount paid at Closing in accordance with Article II and (y) the CCP Blocker Adjustment Escrow Amount or (B) Buyer and the Sellers’ Representative shall jointly direct the Escrow Agent to release to Buyer out of the CCP Blocker Adjustment Escrow Funds, by wire transfer of immediately available funds, the amount, if any, by which such Estimated CCP Blocker Adjustment Amount paid at Closing in accordance with Article II exceeds such re-calculated final CCP Blocker Adjustment Amount. The Parties agree to promptly cause the Escrow Agent to release the entire amount of the CCP Blocker Adjustment Escrow Funds, or any of the CCP Blocker Adjustment Escrow Funds not paid to Buyer pursuant to this Section 2.15(e)(iii), as the case may be, to the Paying Agent on behalf of CCP Blocker Seller on the same date as such payment. In the event that the full amount by which the Estimated CCP Blocker Adjustment Amount exceeds the final CCP Blocker Adjustment Amount is greater than the CCP Blocker Adjustment Escrow Funds, none of Buyer, the Surviving Company or any other Person shall have any recourse against the Sellers’ Representative, any of the Seller Parties or any other Person for such excess. In the event that the full amount by which the final CCP Blocker Adjustment Amount exceeds the Estimated CCP Blocker Adjustment Amount is greater than the CCP Blocker Adjustment Escrow Amount, none of the Sellers’ Representative, any of the Seller Parties or any other Person shall have any recourse against Buyer, the Surviving Company or any other Person for such excess.

(iv) If all or any portion of the Acquisition Contingent Consideration becomes payable by any Group Company following the Closing pursuant to the terms of any of the acquisition agreements set forth on Schedule VI, as determined reasonably and in good faith by Buyer (and Buyer will use commercially reasonable efforts to make such determination as promptly as practicable in accordance with the terms of the applicable acquisition agreement), Buyer will provide written notice thereof to the Sellers’ Representative within three (3) Business Days of such determination. Buyer and the Sellers’ Representative shall, within five (5) Business Days of delivery of such written notice, jointly direct the Escrow Agent to release to the Company out of the Acquisition Contingent Consideration Escrow Funds, by wire transfer of immediately available funds, the amount of the Acquisition Contingent Consideration that is payable by any Group Company. If all or any portion of the Acquisition Contingent Consideration is no longer required to be paid by any Group Company pursuant to the terms of any of the acquisition agreements set forth on Schedule VI as determined reasonably and in good faith by Buyer (and Buyer will use commercially reasonable efforts to make such determination as promptly as practicable in accordance with the terms of the applicable acquisition agreement), Buyer will provide written notice thereof to the Sellers’ Representative within three (3) Business Days of such determination. Buyer and the Sellers’ Representative shall, within five (5) Business Days of delivery of such written notice, jointly direct the Escrow

Agent to release to the Paying Agent for further distribution to the Seller Parties the amount of such Acquisition Contingent Consideration that no longer required to be paid by any Group Company. Within five (5) Business Days of December 31, 2026, if any amounts remain in the Acquisition Contingent Consideration Escrow Funds as of such date, Buyer and the Sellers’ Representative shall jointly direct the Escrow Agent to release to the Paying Agent for further distribution to the Seller Parties the amount of such Acquisition Contingent Consideration Escrow Funds.

(v) Any amounts paid pursuant to this Section 2.15(e) will be treated as an adjustment to the applicable purchase price for applicable Tax purposes unless otherwise required by applicable Legal Requirements (and no such payments will be governed by Section 736 of the Code).

Section 2.16 Withholding. Notwithstanding anything to the contrary contained in this Agreement, the Parties and any other applicable withholding agent shall be entitled to deduct and withhold, or cause the Paying Agent or the Escrow Agent to deduct and withhold, from any payment payable pursuant to or contemplated by this Agreement, the Paying Agent Agreement or the Escrow Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. Other than in respect of compensatory amounts to employees, or amounts required to be withheld by applicable Legal Requirements due to the failure of a recipient to deliver an IRS Form W-9 to the Paying Agent or to comply with Section 6.08(j) of this Agreement, as applicable, the Person intending to withhold will use commercially reasonable efforts to notify the Sellers’ Representative of any amounts otherwise payable to the Seller Parties that it intends to deduct and withhold at least five (5) Business Days prior to the payment with respect to which such amounts will be withheld and the Parties shall work together in good faith to minimize such deduction or withholding. Any amounts withheld in accordance with this Section 2.16 will be timely paid by the withholding agent over to the applicable Governmental Authority. Any such amounts withheld in accordance with this Section 2.16 shall be timely paid over to the appropriate Governmental Authority and will be treated for all purposes of this Agreement, the Escrow Agreement and the Paying Agent Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing or anything to the contrary hereunder, (a) any compensatory amounts payable to employees pursuant to or as contemplated by this Agreement shall be paid through appropriate payroll procedures of the applicable Group Companies and (b) no payments (other than compensatory amounts subject to the foregoing clause (a)) to the Blocker Sellers shall be subject to any withholding under Section 1445 of the Code so long as Blockers comply with the provisions of Section 6.08(j) of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES.

In order to induce Buyer and Merger Sub to enter into and perform this Agreement and to consummate the transactions contemplated hereby, the Company hereby represents and warrants to Buyer and Merger Sub as follows as of the date hereof and as of the Closing Date (except where a particular date or time is otherwise specified), in each case except as set forth on the Disclosure Schedule:

Section 3.01 Organization.

(a) Each of the Group Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Group Company is duly qualified to do business and in good standing in each jurisdiction in which it leases or owns real property or conducts business and is required to so qualify, except where the failure to so qualify has not been, and would not reasonably be expected to be, material to the Group Companies (taken as a whole). Each Group Company has all requisite corporate or limited liability company, as applicable, power and authority necessary to own, lease, operate and use its assets and carry on the Business.

(b) The Company has made available to Buyer true, accurate and complete copies of the respective Organizational Documents of each of the Group Companies (including any and all amendments thereto), no changes have been made to such Organizational Documents as provided to Buyer (except changes that are made in compliance with Section 6.01) and no Group Company is in default under, or in violation of any provision of, its Organizational Documents, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (taken as a whole).

Section 3.02 Power and Authorization. The Company has all requisite power and authority necessary for the execution, delivery and performance by it of this Agreement and each Ancillary Agreement to which it is, or at Closing will be, a party. The Company has duly and validly authorized by all necessary action the execution, delivery and performance of this Agreement and each such Ancillary Agreement, and no other action or proceeding is necessary to authorize any of the foregoing. Concurrently with the execution and delivery of this Agreement, the Company has delivered to the Buyer Entities the written consent of TSG8 Warhawk Group Holdings, L.P. and TSG8 Warhawk Group Holdings II L.P. approving entry into this Agreement and the transactions contemplated hereby, which written consent constitutes the requisite approval of the holders of the Company’s Equity Interests to execute, deliver and perform this Agreement. This Agreement and each Ancillary Agreement to which the Company is, or at Closing will be, a party (a) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by the Company and (b) is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of the Company, Enforceable against the Company in accordance with their respective terms.

Section 3.03 Authorization of Governmental Authorities. Except for (a) compliance with applicable requirements of the HSR Act and any other applicable Antitrust Laws, (b) filing of the Certificate of Blocker Merger and the Certificate of Company Merger, (c) such additional governmental filings and approvals (if any) as are set forth on Section 3.03 of the Disclosure Schedule and (d) such actions, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole, no action by (including any authorization by or consent, approval, order, registration or qualification of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of the Company or in respect of the Company for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement to which it is a party or (ii) the consummation of the transactions contemplated hereby.

Section 3.04 Noncontravention. None of the authorization, execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby, will:

(a) assuming the taking of each action by (including the obtaining of each necessary authorization, consent, approval, order, registration or qualification), or in respect of, and the making of all necessary filings with, Governmental Authorities to the extent contemplated by Section 3.03, result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would result in a breach or violation of, or constitute a default) under, any Legal Requirement applicable to any Group Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in amendment, termination or cancellation of, or result in the obligation to make any payment under any Permit or Contractual Obligation (including any Disclosed Contract), or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Contractual Obligation (including any Disclosed Contract) to which any Group Company is a party or by which any Group Company or any of its properties or assets is bound, (ii) any Lease, (iii) any Permit or (iv) the Organizational Documents of any Group Company, except in the case of the foregoing clauses (i), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any asset of any Group Company, except for such Encumbrances as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or result in any Encumbrance upon any of the Equity Interests of the Group Companies; or

(d) result in any Governmental Authority having the right to revoke, withdraw, suspend, cancel, terminate or modify any material Permits held by any Group Company.

Section 3.05 Capitalization of the Group Companies.

(a) The Company.

(i) Section 3.05(a)(i) of the Disclosure Schedule accurately and completely lists (x) the issued and outstanding Equity Interests of the Company, including the number and class of all outstanding Equity Interests of the Company, all of which are held free and clear of Encumbrances (other than any restrictions on transfer under applicable securities laws or as set forth in the LLC Agreement) and (y) the record and beneficial owners of the issued and outstanding Equity Interests of the Company, in each case, as of the date of this Agreement and as of immediately prior to the Closing (after giving effect to the Pre-Closing Reorganization); provided, that any transfers of Equity Interests in compliance with the terms of this Agreement or Sections 11.1(a), (b) or (c) of the LLC Agreement prior to the Closing shall not be deemed to breach, or otherwise render inaccurate, the representations and warranties set forth in this Section 3.05(a)(i). All of the Company’s outstanding Equity Interests have been duly authorized and validly issued in accordance with all applicable Legal Requirements and the LLC Agreement.

(ii) Except as set forth on Section 3.05(a)(ii) of the Disclosure Schedules, there are no authorized or outstanding warrants, options, calls, pre-emptive rights, subscriptions, “phantom” equity rights or ownership interests, profits interests, appreciation, profit participation, rights to compensation or other payment or similar rights, agreements, arrangements, convertible or exchangeable securities or other Contractual Obligations pursuant to which the Company is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Equity Interests of the Company.

(iii) No holder of the Company’s Equity Interests is entitled to dissenters’, appraisal or similar rights in connection with the transactions contemplated by this Agreement.

(b) Except as set forth in the LLC Agreement, (i) the outstanding Equity Interests of the Company are not subject to any purchase option, call, right of first refusal, preemptive, subscription, allotment or issuance or similar rights under any Legal Requirement, the Organizational Documents of the Company or any Contractual Obligation to which the Company is subject, bound or a party and (ii) there are no voting trusts or other Contractual Obligations to which the Company is a party with respect to the voting of the Equity Interests of the Company.

(c) There are no authorized or outstanding Contractual Obligations of the Company to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(d) Subsidiaries.

(i) Section 3.05(d) of the Disclosure Schedule lists (w) each Subsidiary of the Company, (x) the authorized Equity Interests of each Subsidiary of the Company (if applicable), (y) the issued and outstanding Equity Interests of each Subsidiary of the Company, including the number and class of all outstanding Equity Interests of each Subsidiary of the Company and (z) the record and beneficial owners of the issued and outstanding Equity Interests of each Subsidiary of the Company. No Equity Interests are held in the treasury of any Subsidiary of the Company. All outstanding Equity Interests of each Subsidiary of the Company are duly authorized, validly issued and, if relevant, fully paid and non-assessable.

(ii) There are no authorized or outstanding warrants, options, calls, pre-emptive rights, subscriptions, “phantom” equity rights, ownership interests, profits interests, appreciation, profit participation, rights to compensation or other payment or similar rights, agreements, arrangements, convertible or exchangeable securities or other Contractual Obligations pursuant to which any Subsidiary is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Equity Interests of a Subsidiary.

(iii) The Equity Interests of the Company’s Subsidiaries are not subject to any purchase option, call, right of first refusal, preemptive, subscription, allotment or issuance or similar rights under any Legal Requirement, the Organizational Documents of any Subsidiary or the Company or any Contractual Obligation to which any Subsidiary or the Company is subject. There are no voting trusts or other Contractual Obligations to which any Subsidiary is a party with respect to the voting of the Equity Interests of any Subsidiary or the Company.

(iv) There are no authorized or outstanding Contractual Obligations of any Subsidiary to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, other than its direct or indirect parent company or its Subsidiaries.

(e) No Group Company owns, or holds the right to acquire, any Equity Interests of any Person or has any direct or indirect equity, partnership, membership, ownership or similar interest in any business or other Person, or is a member of or participant in any partnership, joint venture or similar Person.

Section 3.06 Financial Matters.

(a) Financial Statements. Section 3.06(a) of the Disclosure Schedule contains true and complete copies of:

(i) the audited consolidated balance sheet of the Group Companies as of December 31, 2023 and December 31, 2024, and the related audited consolidated statements of operations, member’s equity and cash flows of the Group Companies for the fiscal years then ended, accompanied by any notes thereto and the report of the Company’s independent auditors with respect thereto (the audited consolidated balance sheet of the Group Companies as of December 31, 2024 is referred to herein as the “Balance Sheet” and the financial statements described in this Section 3.06(a)(i) are collectively referred to herein as the “Historical Financial Statements”); and

(ii) the reviewed consolidated balance sheet of the Group Companies as of June 30, 2025 (respectively, the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”) and the related reviewed consolidated statements of operations, member’s equity and cash flows of the Group Companies for the six (6) month periods ended June 30, 2025 and June 30, 2024 (the “Interim Financial Statements” and, together with the Historical Financial Statements, the “Financial Statements”).

(b) Subject to the absence of footnotes and year-end audit adjustments with respect to any Interim Financial Statements (the effect of which is not, individually or in the aggregate, expected to be material to the business, operations, assets, liabilities, condition (financial or otherwise), operating results, cash flows, cash or working capital of the Group Companies), the Financial Statements have been prepared in accordance with GAAP, applied consistently throughout the periods indicated, and present fairly in all material respects the consolidated financial condition, results of operations and cash flows of the Group Companies as of the dates and for the periods covered thereby.

(c) The Group Companies design, implement and maintain a system of internal controls sufficient to provide reasonable assurance that the preparation and fair preparation of the Financial Statements are free from material misstatement, whether due to fraud or error.

Section 3.07 No Undisclosed Liabilities. Except for Liabilities (a) disclosed in Section 3.07 of the Disclosure Schedule, (b) expressly accrued on, disclosed on, reflected in or reserved against in the Balance Sheet, or (c) incurred in the ordinary course of business after December 31, 2024 (none of which is material and none of which relates to any breach of contract or warranty, misappropriation, tort, infringement, environmental, health or safety matter or violation of any Legal Requirement), no Group Company has any Liability that would be required to be accrued on, reflected or reserved against in a consolidated balance sheet of the Group Companies prepared in accordance with GAAP. There is no transaction, arrangement or other relationship between any Group Company and any unconsolidated or other off-balance sheet entity.

Section 3.08 Absence of Certain Developments. Except as set forth in Section 3.08 of the Disclosure Schedule, since December 31, 2024, (a) there has not been any change, development, condition or event that, individually or in the aggregate, has had or reasonably would be expected to have, a Material Adverse Effect; (b) the Business has been conducted in all material respects in the ordinary course of business (other than the Pre-Closing Reorganization); and (c) no Group Company has taken any action that would have required the prior written consent of Buyer under Section 6.01(a) (other than Section 6.01(a)(viii)) if such action had been taken after the date hereof and prior to the Closing.

Section 3.09 Assets. The Group Companies have good, valid and marketable title to, or a valid leasehold interest in or license to, all of the tangible personal property (including all fixtures, leasehold improvements, equipment, office, operating and other supplies and furniture) material to, or used in the operation of the business of the Group Companies (collectively, the “Assets”), free and clear of all Encumbrances other than Permitted Encumbrances, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole. The Assets are, in all material respects, in good working order, operating condition and state of repair (ordinary wear and tear excepted) and are sufficient for the operation of the business of the Group Companies as currently conducted.

Section 3.10 Real Property.

(a) Except as set forth on Section 3.10(a) of the Disclosure Schedule, no Group Company owns, has ever owned or is obligated to purchase any real property. With respect to the real property owned by a Group Company (the “Owned Real Property”), (i) a Group Company has good and marketable fee simple (or the local equivalent) title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) there are no outstanding options, rights of first offer or rights of first refusal, or other rights in favor of any Person to purchase, lease or otherwise transfer the Owned Real Property, or any portion of the Owned Real Property or interest therein and (iii) to the Company’s Knowledge, there are no material encroachments or boundary disputes affecting the Owned Real Property.

(b) Section 3.10(b) of the Disclosure Schedule sets forth a true, correct and complete list of: (i) all real property leased, subleased (either as sublandlord or subtenant), licensed or otherwise used or occupied (but not owned) by a Group Company, in each case, including the address where such real property is located (the “Leased Real Property”; together with the Owned Real Property, the “Real Property”), (ii) the leases, subleases, licenses or other agreements (including all recorded memorandums of lease, amendments, extensions, guarantees, renewals and modifications thereto) with respect to such Leased Real Property (each, a “Lease” and, collectively, the “Leases”), including the legal name of each party to each Lease and (iii) each Lease with a landlord (x) who is an Affiliate of any Seller Party, (y) in which any Seller Party (or its Affiliates) holds a material ownership interest or (z) from whom (together with such landlord’s Affiliates, to the extent known by the Company) the Group Companies collectively lease seven (7) or more Leased Real Properties (each such Lease, a “Material Lease”). The Company has made available to Buyer a complete and correct copy of each Lease. Each Lease is a legal, valid and binding obligation of a Group Company, Enforceable against each such Group Company in accordance with its terms, is in full force and effect, and a Group Company has a valid and Enforceable leasehold estate in each Leased Real Property pursuant to each such Lease, free and clear of all Encumbrances other than Permitted Encumbrances. No Group Company: (i) is in material default under any Lease, nor, to the Company’s Knowledge, is any other party to any such Lease, (ii) would be in material default upon notice or the passage of time or both, and (iii) has received or sent notice of any alleged material default. The Group Company party to each Lease has not assigned, subleased, optioned, mortgaged, deeded in trust, pledged, granted a right of occupancy or otherwise transferred or encumbered such Lease or such Leased Real Property or any interest therein. No security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default by a Group Company who is the tenant thereunder which has not been redeposited in full.

(c) With respect to the Real Property:

(i) such Real Property is currently supplied with utilities and other services necessary for the operation of such facilities, as presently operated in the ordinary course of business;

(ii) such Real Property and any buildings or equipment thereon owned or leased by any Group Company has no material defects, is in good operating condition and repair and has been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), is adequate and suitable for its present and intended use in the ordinary course of business and, in the case of a building (including the roof thereof), is structurally sound;

(iii) no Group Company is a lessor under, or otherwise a party to, any written or oral Lease, license, assignment, Encumbrance, hypothecation or concession pursuant to which such Group Company has granted to any Person the right to use or occupy all or any portion of such Real Property;

(iv) such Real Property has direct or other legal access to and from a public right of way or road dedicated for public use and no written notice has been received by any Group Company which leases any of the Leased Real Property relating to the termination or impairment of such access;

(v) there are no pending condemnation, expropriation, eminent domain, taking or similar proceedings affecting all or any portion of such Real Property and, to the Company’s Knowledge, no such proceeding is threatened or contemplated;

(vi) such Real Property is currently zoned to permit the use, occupancy and operation of such Real Property for the conduct of the Business, and (i) such continued use does not constitute a nonconforming use under any applicable laws relating to building, zoning, subdivision or other land use Legal Requirements and (ii) to the Company’s Knowledge, there are no pending amendments to any applicable zoning ordinance which are likely to curtail or interfere with such continued use; and

(vii) except as would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole, there are no developments affecting such Real Property pending or threatened, which individually or in the aggregate, impair, or would reasonably be expected to impair, the value of such Real Property to which they relate or the present or intended use, occupancy and/or operation of such Real Property.

(d) Except for the Real Property, there are no other real properties owned, leased, subleased, licensed, occupied or held for use in connection with the Business or that are necessary for the continued operation of the Business as currently conducted.

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a true, complete and correct list of all issued patents, registered trademarks, registered copyrights, domain names, social media accounts and handles and applications for any of the foregoing, in each case included in the Owned IP (collectively, the “Registered IP”), as well as all material Software platforms and material unregistered Trademarks included in the Owned IP. As of the date hereof, all Registered IP is in good standing, and there are no fees or filings related to the Registered IP that are due within ninety (90) days of the date hereof. As of the date hereof, a Group Company is the sole and exclusive owner of all rights, title and interests in and to all Owned IP, including Intellectual Property identified in Section 3.11(a) of the Disclosure Schedule, free and clear of all Encumbrances other than Permitted Encumbrances, and has the valid right to use all other Intellectual Property used in or necessary for the Business (collectively, with the Owned IP, the “Company IP”). To the Company’s Knowledge, the Owned IP is all valid, subsisting, and enforceable.

(b) The Company IP constitutes all Intellectual Property necessary for the conduct of the business of the Group Companies as currently conducted. Except as would not reasonably be expected to result in material liability to any Group Company, the consummation of the transactions contemplated by this Agreement shall not result in the restriction, limitation, loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Group Companies’ right to own any Owned IP, or use or hold for use any other Company IP as owned, used or held for use in the conduct of the Business. No current or former partner, director, officer, or employee of the Group Companies will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any ownership rights in or to, have the right to receive any royalty payment with respect to, any of the Owned IP.

(c) No Group Company is, or has been in the past six (6) years, a party to any Action which involves a claim of infringement, unauthorized use, dilution or violation of any Intellectual Property used or owned by any Person against any Group Company, or challenging the ownership, use, validity or enforceability of any Owned IP, and no such Action is currently threatened, or has been threatened in the past six (6) years, in writing by any Person. The operation of the business of the Group Companies as currently conducted and as conducted since the Lookback Date has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any other Person. To the Company’s Knowledge, in the past six (6) years, no Person has infringed, misappropriated, diluted or otherwise violated the Owned IP.

(d) Section 3.11(d) of the Disclosure Schedule sets forth a true, complete and correct list of all licenses, sublicenses and other similar agreements (excluding confidentiality or non-disclosure agreements entered into in the ordinary course of business) to which any Group Company is a party (i) granting any other Person the right to use Owned IP, or (ii) pursuant to which any Group Company is authorized to use any third-party Intellectual Property, which are incorporated in, are, or form a part of any services rendered by any Group Company or which are otherwise used (or currently proposed to be used) by the Group Companies in the business of the Group Companies as currently conducted, other than (A) commercial off-the-shelf Software licenses with a replacement cost of less than $50,000 or involving payments of less than $50,000 in any calendar year, and (B) non-exclusive licenses provided to customers or service providers (that are merely incidental to the Contractual Obligation in which such licenses are granted) of any Group Company in the ordinary course of business (the “IP Contracts”).

(e) All Persons who have developed or currently are developing any material Intellectual Property for any Group Company have assigned such Intellectual Property to the applicable Group Company by written contract (or such Intellectual Property is assigned to a Group Company by operation of applicable Legal Requirements). Each Group Company has taken commercially reasonable steps, at least consistent with industry standards, to protect and maintain the Owned IP and to protect and preserve the confidentiality of all Trade Secrets included in the Owned IP or otherwise provided to a Group Company pursuant to a known confidentiality obligation. To the Company’s Knowledge, as of the date hereof there has not been any unauthorized access, theft, disclosure, or use of any such Trade Secrets, including by employees or former employees.

(f) The Group Companies have complied, in all material respects, with all applicable Legal Requirements, applicable Contractual Obligations (including card association and network rules), industry requirements and any internal or external published or posted company policies, notices, codes of conduct and disclosures governing, in each case, the collection, sharing, processing use, safeguarding and destruction of Sensitive Data (“Data Privacy Requirements”), and have not received any written notice or claim alleging a breach or violation of the same. The Group Companies have taken commercially reasonable technical, administrative and physical steps, including implementing and monitoring compliance with policies, procedures and practices (including with respect to administrative safeguards and technical, administrative and physical security), to safeguard all Systems and to protect all Sensitive Data against loss or corruption and against unauthorized access, use, modification, disclosure or other misuse that (i) comply and has complied with all applicable Data Privacy Requirements, (ii) are and have been consistent with industry standards, (iii) are and have been consistently enforced and followed in the conduct of the business of the Group Companies and (iv) are or have been the subject of routine training administered by the Group Companies. Without limiting the generality of the previous sentence, the Group Companies have implemented and maintain a comprehensive written information security program that is reasonably designed to protect the security, confidentiality and integrity of Sensitive Data and confidential business information and the Systems.

(g) The Systems are sufficient for the operation of the Business as currently conducted, and the Group Companies have purchased a sufficient number of license seats for all material Software currently used by the Group Companies in such operations. Since the Lookback Date, there has been no failure of any Systems that has caused any material disruption to the Business. The Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or “virus” (as these terms are commonly used in the computer software industry). No Group Company has experienced any incident in which Sensitive Data was or may have been stolen or improperly accessed. To the Company’s Knowledge, the transactions contemplated by this Agreement are not in breach of applicable Data Privacy Requirements. No Group Company has provided or been legally required to provide any notice to data owners or any Governmental Authority in connection with any unauthorized access, use, or disclosure of Sensitive Data.

Section 3.12 Legal Compliance; Permits.

(a) No Group Company is or, since the Lookback Date, has been in violation of any applicable Legal Requirement, Permit or Government Orders applicable to it, except for such violations as would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole.

(b) The Group Companies have all Permits that are necessary for the conduct of the Business, and the current use of any properties, of the Group Companies, all of such Permits are valid and in full force and effect, and no Group Company is or, since the Lookback Date, has been in breach or violation of, or default under, any such Permit, except in each case where the breach, violation or default under any such Permit would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole. There are no facts or circumstances that would reasonably be expected to form the basis for any such default or violation, except where such default or violation would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Since the Lookback Date, no Group Company or, to the Company’s Knowledge, any of its respective officers, directors, employees or agents, in connection with the Company’s business, has taken any action that would result in a violation by such Group Company of any applicable provision of the United States Foreign Corrupt Practices Act of 1977 or any other Anti-Corruption Law.

(d) No Action is pending and, since the Lookback Date, no Action has been pending, or to the Company’s Knowledge, threatened, against any Group Company alleging any material failure to comply with any Legal Requirement or material Permit or otherwise relating to the suspension, revocation, or modification of any material Permits. The Group Companies have not been informed by any Governmental Authority about the intention to cancel, revoke or restrict any Permit.

(e) Except where failure to so file would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, each Group Company has filed all reports, statements, applications, registrations, filings, notices or submissions required to be filed with any Governmental Authority since the Lookback Date. All such reports, statements, applications, registrations, filings, notices or submissions were in compliance with applicable Legal Requirements when filed, except where failure to so comply would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, and, to the Company’s Knowledge, did not contain any material misstatements or omissions, and, except with respect to deficiencies that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, no deficiencies have been asserted by any such Governmental Authority with respect to such reports, statements, applications, registrations, filings, notices, or submissions that have not been addressed or satisfied.

(f) No Group Company, any of their respective Representatives nor any other Person acting for or on behalf of such Person, acting alone or together, is currently, or has been since the Lookback Date (i) a Sanctioned Person, (ii) organized or located in, or a resident of, a Sanctioned Country, (iii) engaged in any dealings or transactions, directly or indirectly, with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violated applicable Sanctions Laws or Ex-Im Laws, (iv) engaged in any export, reexport, transfer or provision of any goods, Software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or the anti-boycott Legal Requirements administered by the U.S. Department of Commerce and the IRS or the equivalent of any other Governmental Authority.

Section 3.13 Tax Matters.

(a) Each Group Company has (i) timely filed with the appropriate Governmental Authority all Income Tax Returns and all other material Tax Returns required to be filed by it and (ii) paid all material amounts of Taxes required to be paid by it, whether or not shown as due on such Tax Returns. There are no Encumbrances with respect to Taxes upon any of the assets of any of the Group Companies other than Permitted Encumbrances described in clause (a) in the definition thereof. All material amounts of Taxes required to have been withheld and paid in connection with amounts paid by the Group Companies to any employee or independent contractor have been withheld and collected and have been paid over to the proper Governmental Authorities, to the extent due and payable.

(b) There are no ongoing or pending federal, state, local or non-U.S. audits, examinations, investigations or administrative proceedings or court proceedings with regard to any material amount of Taxes of any Group Company, nor has any such audit, examination, investigation or administrative proceeding or court proceeding been threatened in writing. No Action concerning Income Taxes or other material Taxes of the Group Companies has been raised in writing by a Governmental Authority. Neither the IRS nor any other Governmental Authority has asserted in writing any material deficiency or material claim for any amount of additional Taxes of any of the Group Companies. There are no outstanding written requests, Contractual Obligations, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against any Group Company (other than those obtained in connection with extensions of time to file Tax Returns obtained in the ordinary course of business). No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of any Group Company.

(c) No Group Company has ever been a member of any affiliated, consolidated, combined, unitary or other similar group for Tax purposes, including any such group described in Section 1504 of the Code or any similar state statute (each, an “Affiliated Group”), other than any Affiliated Group of which a Group Company is the parent. No Group Company has any Liability for the Taxes of any other Person (other than any other Group Company): (i) under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or non-U.S. applicable Legal Requirements), (ii) as a transferee or successor, (iii) by assumption or Contractual Obligations (other than Contractual Obligations any primary purpose of which does not relate to Taxes) or (iv) otherwise by operation of applicable Legal Requirements.

(d) No Group Company is party to or bound by any Tax Sharing Agreement other than (i) the LLC Agreement, (ii) such Contractual Obligations to which only the Group Companies and/or either Blocker are party, or (iii) such Contractual Obligations entered into in the ordinary course of business.

(e) No Group Company has participated in any “reportable transaction,” as defined under Treasury Regulations Section 1.6011-4(b).

(f) No Group Company has distributed the stock or Equity Interests of another Person, or had its stock or Equity Interests distributed by another Person, in a transaction intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(g) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any comparable provision of non-U.S., state or local applicable Legal Requirements) executed on or prior to the Closing Date; (C) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) accounts receivable, prepaid amounts or deferred revenue accrued on or prior to the Closing Date; or (F) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of non-U.S., state or local applicable Legal Requirements).

(h) Within the past five (5) years, no Group Company has been notified in writing by any Governmental Authority in a jurisdiction in which such Group Company does not file Tax Returns that such Group Company is or may be required to file Tax Returns in or subject to taxation by that jurisdiction (which written claim has not yet been resolved), and no Group Company (i) has a permanent establishment, within the meaning of any applicable Tax treaty, office or fixed place of business, or other form of taxable nexus in a country other than in which it is organized or (ii) is or has been subject to Tax in a country other than in which it is organized.

(i) The Company is, and has been since formation, properly classified as a partnership for U.S. federal income Tax purposes. The entity classification of each of the other Group Companies for U.S. federal income Tax purposes is set forth on Section 3.13(i) of the Disclosure Schedule.

(j) The Company has made available to Buyer accurate and complete copies of all Income Tax Returns and other material Tax Returns of the Group Companies, and statements of deficiencies assessed against, or agreed to by, any Group Company, in each case for tax periods beginning after December 31, 2020.

(k) No Group Company has elected to have the provisions of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015 and as subsequently amended, apply to it with respect to any Tax year beginning prior to January 1, 2018.

(l) With respect to any Equity Interest of the Company that at grant constituted (or was intended to constitute) a “profits interests” under IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43, (i) with a grant date within two years of the date hereof, an election under Section 83(b) of the Code has been timely made and (ii) with a grant date at any time, satisfied the requirements of IRS Revenue Procedures 93-27 and 2001-43 or otherwise was so qualified at the time of grant and nothing has occurred following such grant to cause such Equity Interest not to be so qualified.

(m) The Company has materially complied with all applicable Legal Requirements relating to material amounts of escheat and unclaimed or abandoned property obligations.

(n) No Group Company has taken any action with respect to Taxes pursuant to the Families First Coronavirus Response Act, the CARES Act, or other coronavirus aid, including any action that resulted in or will result in the delay or reduction in the payment or the deposit of any Taxes, any delay in the filing of any Tax Return, any material Tax election or other Tax-related filing (including pursuant to IRS Notice 2020-18, IRS Notice 2020-23 or any similar or related guidance for federal, state or local Tax purposes), any change in accounting method or accounting period, any amendment to any Tax Return, any consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, any claim for refund, any utilization of any Tax credits (including any Employee Retention Credit), Tax benefits or other Tax incentives, or any other similar effects relating to Taxes or Tax Returns.

(o) No payment or benefit that could be made to any a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of Disclosure Schedule sets forth a true and complete list of all material Benefit Plans, but excluding any employment or consulting agreement terminable on not more than thirty (30) days’ notice without penalty or severance and that is consistent with a form of employment or consulting agreement made available to Buyer. For purpose of this Agreement, “Benefit Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) each bonus, incentive, commission, severance or termination pay, employment, independent contractor (other than an entity independent contractor employing more than one individual), equity or equity-based (including phantom equity), profit-sharing, profits interest, deferred compensation, change in control, retention, retirement, welfare benefit, vacation, insurance, fringe benefit, or similar plan, program, policy, agreement or arrangement, whether written or unwritten, that the any Group Company sponsors, operates or maintains, or to which any Group Company contributes or is obligated to contribute, or under which any Group Company has any obligations or liability (in each case, contingent or otherwise) on behalf or in respect of any current or former employee, officer, director, manager or individual independent contractor of the Company or any of its Subsidiaries or the dependents or beneficiaries thereof, but excluding any plan, program, agreement, or arrangement sponsored or maintained by or to which contributions are mandated by any Governmental Authority. With respect to each such material Benefit Plan, the Company has provided Buyer with true and complete copies of, where applicable, (A) the most current plan document (or a written summary if unwritten) and all material related documentation, (B) the most recently filed Form 5500, (C) the most current favorable determination or opinion letter issued by the IRS, (D) the three most recent compliance tests, and (E) copies of all material correspondence, non-routine communications with any Governmental Authority in the past three (3) years or related to any ongoing matter or any matter that could reasonably be expected to result in Liability to Buyer following the Closing. No Group Company nor any ERISA Affiliate sponsors, maintains or contributes to (or is obligated to contribute to), and no Group Company has any liability (contingent or otherwise) with respect to, any plan subject to Title IV of ERISA or Section 412 of the Code, any “multiemployer plan,” as defined in Section 3(37) of ERISA, any multiple employer plan (as described in Section 413(c) of Code or Section 210 of ERISA), any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code nor is any liability (contingent or otherwise) with respect to the foregoing reasonably expected to be incurred by any Group Company. No Benefit Plan provides health or life insurance benefits to former employees of the Company other than health continuation coverage pursuant to Section 4980B of the Code or any similar state law or other applicable Legal Requirements or as part of a severance arrangement disclosed on Section 3.14(a) of the Disclosure Schedule for a period of not longer than twelve (12) months following termination of employment.

(b) Each Benefit Plan and related trust has been established, administered, maintained, funded and operated in all material respects in compliance with the applicable Legal Requirements, including ERISA and the Code. Each Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder upon which it can rely and such favorable determination or option letter has not been revoked nor, to the Company’s Knowledge, has anything occurred that reasonably would be expected to result in the loss of such qualification or in material liability to any Group Company. Except as would not reasonably be expected to result in material liability to any Group Company, all benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Legal Requirements have been timely paid in accordance with the terms of such Benefit Plan, the terms of all applicable Legal Requirements. With respect to any Benefit Plan, no event has occurred or is reasonably expected to occur that has resulted in or would subject any Group Company to a material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Legal Requirements or the assets of any Group Company to a lien under Section 430(k) of the Code. There is not, and there has not been, any charge, claim, suit, litigation, audit, arbitration, mediation, investigation, action or proceeding pending (or, to the Company’s Knowledge, threatened) with respect to or concerning any Benefit Plan (other than routine and ordinary course claims for benefits), in each case, that could reasonably be expected to result in material liability to any Group Company. No Benefit Plan is, or has been, the subject of an audit, examination or other inquiry by a Governmental Authority or of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self correction or similar program (other than for purposes of correcting insignificant operational failures in accordance with the Self Correction Program under Revenue Procedure 2019-19 or any predecessor Revenue Procedure, all of which such failures have been corrected in full in accordance with such Revenue Procedure(s) with no liability to the Company or any of its Subsidiaries remaining).

(c) Except as would not reasonably be expected to result in material liability to any Group Company, each current and former employee, officer, director, manager or independent contractor of any Group Company has been properly classified as an employee, partner, manager, or independent contractor, as the case may be, for all purposes relating to Taxes and each Benefit Plan for which such classification could be relevant.

(d) No proceedings (other than routine claims for benefits in the ordinary course) are pending, or, to the Company’s Knowledge, threatened, that would give rise to material liability.

(e) Except as set forth in Section 3.14(e) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone upon the occurrence of any additional or subsequent events that would not by itself have such result) will (i) result in any material payment from any Group Company becoming due to any current or former employee, consultant, director or officer of any Group Company, (ii) result in the acceleration of the time of payment, funding, vesting or forfeiture of any material compensation or benefits from any Group Company to any current or former employee, consultant, director or officer of any Group Company, (iii) result in the forgiveness of indebtedness of any current or former employee, consultant, director or officer of any Group Company or (iv) limit or restrict the right of any Group Company or any successor to merge, amend or terminate any Benefit Plan.

(f) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is and has in all material respects been in documentary and operational compliance with Section 409A of the Code. No Group Company has “gross-up” or indemnity obligations for taxes imposed under Section 4999 or 409A of the Code.

Section 3.15 Environmental Matters.

(a) Since the Lookback Date and except for matters that have been resolved, no Group Company has received written notice from any Governmental Authority (i) alleging that the Business or any Group Company is in material violation of any Environmental Law or Permit issued under Environmental Law, (ii) asserting or threatening potential material liability against any Group Company under any Environmental Law, (iii) requesting that any Group Company perform the investigation or clean-up of any Real Property, or any other real property under any Environmental Law, or (iv) alleging that any Group Company is a potentially responsible party under CERCLA or any similar Environmental Law.

(b) Each of the Group Companies possesses, maintains and complies in all material respects with all material Permits required under Environmental Laws that are applicable and necessary to the ownership and to the conduct of the Business, and since the Lookback Date, has not violated in any material respect any such Permit, and, to the Company’s Knowledge, no condition exists or event has occurred that would reasonably be expected to result in the revocation, non-renewal, or adverse modification of any such Permit.

(c) There has been no Release of Hazardous Substances by the Business or any of the Group Companies, and, to the Company’s Knowledge, no Hazardous Substances are otherwise present, on, under, in or at any Real Property, any real property formerly owned, leased or otherwise occupied by the Business or any Group Company or any other location for which any Group Company may have Liability in a manner, quantity or concentration that has or would be reasonably expected to lead to Actions against any Group Company for penalties, damages, cleanup costs, remedial work or injunctive relief or that reasonably may be expected to give rise to material Liability for any Group Company under any Environmental Law or that would otherwise materially interfere with the operation of the Business or any Real Property.

(d) No Action is pending, or to the Company’s Knowledge, threatened against the Business or any Group Company or any Seller Party with respect to the Business alleging any (i) material non-compliance by, or material Liability of, the Business or any Group Company with respect to any Environmental Law or any environmental Permit or (ii) the Release of Hazardous Substance for which the Business or any Group Company may have material Liability.

(e) No Group Company has assumed or retained, as a result of any Contractual Obligation, any Liability under Environmental Law or regarding any Hazardous Substances, which Liability would not be a Liability of such Group Company in the absence of such Contractual Obligation.

(f) The Company has made available to Buyer true, complete and correct copies of all environmental site assessments (including Phase I or Phase II Environmental Site Assessment reports), the results of sampling and analysis of any asbestos, air, soil, or water, including ground and surface water, or other environmental or health and safety related reviews, reports, audits, assessments or studies, notices of violation, and other similar documents, carried out by, or on behalf of, or issued to the Group Companies with respect to any of the Real Properties or otherwise relating to the Business, in each case, that are material and in the possession or control of any Group Company.

Section 3.16 Contracts.

(a) Contracts. Section 3.16 of the Disclosure Schedule sets forth a true and complete list of each of the following Contractual Obligations to which any Group Company is a party or by which any Group Company or any of its assets or properties are bound as of the date hereof, including all amendments or other modifications or waivers with respect thereto (other than any Benefit Plans):

(i) any Contractual Obligation with a Material Customer;

(ii) any Contractual Obligation with a Material Supplier;

(iii) any Contractual Obligation containing (A) a covenant by any Group Company not to compete or engage or otherwise purporting to restrict or limit or purports to restrict or limit the ability or right of any Group Company or the business of any Group Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or to engage in any business (including any non-compete provisions in any Contractual Obligation or any other limitation on any Group Company’s ability to compete in any line of business, with any Person, in any geographic area), including any Contractual Obligation that grants any exclusivity rights by any Group Company to any other Person; (B) a covenant that restricts or purport to restricts any Group Company’s right to solicit for employment or engagement or hire or engage any Person; (C) a “most favored nations” provision or “take or pay” provision or similar understandings with a customer; (D) a “right of first refusal”, “right of first offer” or other preferential right to purchase any assets and properties of any Group Company; or (E) a requirement for any Group Company to purchase minimum volumes or purchase volume discounts from a single supplier;

(iv) any Contractual Obligation under which any Group Company is a (A) lessee of or holds or operates any personal property owned by any other party, for any lease of personal property under which the aggregate annual rental payments are in excess of (or reasonably anticipated to be in excess of) $250,000 per year or (B) lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by any Group Company;

(v) any Contractual Obligation (A) relating to or evidencing any Debt for borrowed money incurred by any Group Company in excess of $1,000,000 or (B) that grants or creates any Encumbrances upon any material assets or properties of any Group Company;

(vi) any Contractual Obligation establishing or governing the management of any joint venture, partnership or similar arrangement, or acquisition or disposal of any joint venture, partnership or similar arrangement;

(vii) any Contractual Obligation relating to the acquisition or disposition by any Group Company of any business, material assets or Equity Interests of any third party (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) that has outstanding executory obligations in respect of payment obligations, indemnification by the Group Companies, or restrictive covenants imposed on the Group Companies (other than confidentiality obligations);

(viii) any Contractual Obligation involving any collective bargaining agreement (or similar labor contract) or other Contractual Obligation with any Union;

(ix) any Leases with annual rental payments in excess of $350,000;

(x) any IP Contract;

(xi) any Contractual Obligation that is an agency, marketing, advertising, sales, promotion or distribution Contractual Obligation;

(xii) any Contractual Obligations that provides for the indemnification of any Person or the assumption of any Liability of any Person (in each case, other than any indemnification obligations that are customary in scope and duration for Contractual Obligations entered into in the ordinary course of business by similarly situated participants in the same industry as the Group Companies);

(xiii) any Contractual Obligation in respect of a Material Direct Repair Program;

(xiv) any Contractual Obligation with any Governmental Authority;

(xv) any Contractual Obligation or group of Contractual Obligations that (A) relates to the acquisition, issuance, voting, registration, sale or transfer of any Equity Interests of a Group Company or (B) provides any Person with any right to repurchase or redeem, or any preemptive right, participation right or right of first refusal with respect to, any Equity Interests of any Group Company; and

(xvi) any Contractual Obligation that involves the settlement of any Action for consideration in excess of $500,000 with respect to which any amount remains unpaid or that contains any material ongoing obligation (other than customary obligations with respect to confidentiality).

(b) As of the date hereof, each Contractual Obligation set forth or that would be required to be set forth in Section 3.16 of the Disclosure Schedule (the “Disclosed Contracts”) is Enforceable against the Company and, to the Company’s Knowledge, each other party to such Contractual Obligation in accordance with its terms. True, accurate and complete copies of each written Disclosed Contract and an accurate written description (including all material terms) of each oral Disclosed Contract, in each case, as of the date hereof, have been made available to Buyer. Each Group Company has performed all obligations required to be performed by such Group Company under each Disclosed Contract, and none of the Group Companies is in violation of, or default under or in breach, in any material respect, or in receipt as of the date hereof of any notice of any violation of, default under or breach of, in any material respect, any Disclosed Contract. To the Company’s Knowledge, none of the other parties to any Disclosed Contract is in violation of, default under or in breach of, in any material respect, any Disclosed Contract. No event or condition has occurred that, with or without the passage of time or the giving of notice or both, would, or could reasonably be expected to, result in a default, violation, breach, offset or event of noncompliance by any Group Company or any other party under any Disclosed Contract, or that would permit the termination of any Disclosed Contract, or would cause or permit the acceleration or other changes of any right or obligations, or the loss of any benefit, thereunder, except where such default, violation, breach, offset or event of noncompliance would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received notice or is otherwise aware of any intention by any counterparty to any Disclosed Contract to (i) terminate or not renew such Disclosed Contract or (ii) substitute performance under such Disclosed Contract in any material respect.

Section 3.17 Related Party Transactions. Except as set forth in Section 3.17 of the Disclosure Schedule, no Affiliate, director, officer, employee, equity holder, manager, partner or member (each a “Related Party”) of any Group Company, Blocker or any Seller Party, nor any Seller Party, is a party to any Contractual Obligation or Lease, or involved in any business arrangement or relationship, with any Group Company, including (a) owning any asset, property or right, tangible or intangible, used in the business of any Group Company, (b) providing services, goods or resources to any Group Company, or (c) owing or being owed any payment or Liability to or by any Group Company, in each case, other than (x) any Benefit Plans or otherwise with respect to the payment of compensation to officers, directors or managers in the ordinary course of business, (y) agreements and transactions solely between one or more Group Companies or (z) with respect to the Pre-Closing Reorganization.

Section 3.18 Labor Matters.

(a) The Group Companies are, and since the Lookback Date have been, in material compliance with all applicable Legal Requirements respecting employment and employment practices and terms and conditions of employment, including any provision relating to wages and hours (including minimum wage and overtime), withholdings and deductions, classification and payment of employees and independent contractors, employment equity, nondiscrimination, non-harassment and non-retaliation in employment, occupational health and safety, worker’s compensation, work authorization and immigration. Except as would not result in material Liability to the Group Companies, (i) each independent contractor of the Group Companies is properly classified as such for purposes of all applicable Legal Requirements; and (ii) each employee of Group Companies classified as exempt under the Fair Labor Standards Act and similar state or local Legal Requirements is properly classified as such. Each employee of the Group Companies is lawfully permitted to work in the United States. Except as would not result in material Liability to the Group Companies, the Group Companies maintain Form I-9s that were timely and properly completed for all employees of the Group Companies. Except where such failure would not result in material Liability to the Group Companies, the Group Companies have paid all wages, salaries, bonuses, commissions, wage premiums, fees, expense reimbursements, severance amounts, and other compensation that have come due and payable to their employees, independent contractors and other individual service providers pursuant to any Legal Requirement, Contractual Obligation or policy.

(b) No Group Company is, or since the Lookback Date has been, a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a Union, and no such agreement, contract or understanding is being, or since the Lookback Date has been, negotiated by any Group Company. No employee of any Group Company is or has been represented by a Union with respect to his or her employment with any Group Company. No Group Company is, or since the Lookback Date has been, subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any Union nor is there any such matter pending or, to the Company’s Knowledge, threatened. Since the Lookback Date there has not been any picketing, labor strike, dispute, walkout, work stoppage, slow-down or lockout, or to the Company’s Knowledge, any threat of any such actions, involving any Group Company. To the Company’s Knowledge, there is no effort currently being made or threatened by, or on behalf of, any Union to organize any employees of the Group Companies, and there has been no such effort since the Lookback Date.

(c) To the Company’s Knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with any Group Company within the twelve (12) month period following the date hereof.

(d) The Company has made available to Buyer true, correct, and complete list of the name of each employee of the Group Companies, together with each employee’s position or function, employing entity, work location, date of hire, salary or hourly pay status, annual base salary or hourly wage rate (as applicable), any commission, bonus or other incentive compensation opportunity for the current fiscal year, full-time or part-time status, classification as exempt or non-exempt under the Fair Labor Standards Act, and leave status (with expected return to work date for any employee on leave). Section 3.18(d) of the Disclosure Schedule contains a list of the name of each individual independent contractor of the Group Companies (including single-owner entities, with the name of both the entity and the individual service provider), together with a brief description of services performed by such contractor, work location, engaging entity, start date of engagement, compensation rate, and total amount paid in the past twelve (12) months.

(e) Since the Lookback Date the Group Companies have not implemented any “mass layoffs,” “plant closings,” or other triggering events requiring notice under the federal Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirements, and no such action is presently planned.

(f) Except as set forth on Section 3.18(f) of the Disclosure Schedule, since the Lookback Date there has been no Action by or against any Group Company pending or, to the Company’s Knowledge, threatened, relating to labor or employment matters, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (taken as a whole).

(g) Since the Lookback Date, there has not been any Action relating to or, to the Company’s Knowledge, any act or allegation of or relating to, unlawful discrimination, unlawful harassment or sexual misconduct, or breach of any policy of the Group Companies relating to the foregoing, in each case involving any Group Company or any current or former employee, officer, director, manager or independent contractor (in relation to his or her work at the Group Companies) of any Group Company, nor has there been, to the Company’s Knowledge, any material settlement or similar out-of-court or pre-litigation arrangement relating to any such matters, nor to the Company’s Knowledge has any such Action, settlement or other arrangement been threatened, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (taken as a whole).

Section 3.19 Litigation; Government Orders. No Group Company is or, since the Lookback Date, has been (a) subject to any Government Order or (b) a party to, or to the Company’s Knowledge, threatened to be made a party to, any Action that would, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole. Since the Lookback Date, there have been, and there currently are, no Government Orders outstanding or in effect otherwise relating to any Group Company or any of its properties or assets, or against, relating to or affecting any manager, officer, director or employee of any Group Company (in their respective capacities as such).

Section 3.20 Insurance. Section 3.20 of the Disclosure Schedule sets forth a true and complete list of all material insurance policies or any other forms of insurance carried by or for the benefit of the Group Companies (other than any policies relating to Benefit Plans) (the “Policies”), specifying (a) the insurer, (b) the amount and nature of coverage, (c) the deductible amount (if any) and (d) the date through which coverage shall continue by virtue of premiums already paid. Each of the Policies is in full force and effect. The Company has made available to Buyer true, correct, and complete copies of loss run reports as of the date hereof accurately depicting any and all claims made by any Group Company or any other insureds under the Policies (or their predecessor insurance policies) that have been pending or “open” at any point since the Lookback Date. No Group Company is in breach of or in default with respect to its obligations under any Policies nor has any Group Company received written notice of a material default with respect to its obligations under, or notice of cancellation or non-renewal of, any of such Policies. No insurer (a) has questioned, denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim pending under any Policy or (b) has threatened to cancel any Policy, except as would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole. Since the Lookback Date, each Group Company has maintained insurance coverage reasonably appropriate for the conduct of its business and operations without interruption, and the Policies are of the type and in the amounts of, and provide a substantially similar scope of insurance coverage to, those insurance policies customarily carried by Persons conducting a business similar to the business conducted by each Group Company. Each Group Company has insured its assets and its business in such a manner as may be required by all applicable Legal Requirements or Contractual Obligations to which it is a party or by which it or its assets or properties is bound. True, accurate and complete copies of the Policies have been made available to Buyer, and no changes have been made to any of the Policies since the date of delivery. No written notice of cancellation or termination has been provided to any Group Company with respect to the Policies.

Section 3.21 No Brokers. Except as set forth on Section 3.21 of the Disclosure Schedule, no Group Company, nor any of its respective Affiliates, has entered into any Contractual Obligation entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby. Any such fees, commissions or similar compensation (or payment of expenses) and other obligations payable in connection with or as a result of the consummation of the transactions contemplated hereby will be treated as a Company Transaction Expense.

Section 3.22 Suppliers and Customers. With respect to the fiscal years ended December 31, 2023 and December 31, 2024, Section 3.22 of the Disclosure Schedule lists (a) the twenty (20) largest (by dollar volume) customers (collectively, the “Material Customers”) and (b) (i) the twenty (20) largest (by dollar volume) suppliers of the Group Companies on a consolidated basis during such period (showing the approximate dollar volume for each) and (ii) any other sole source supplier or other supplier or vendor with respect to which the loss of the relationship would reasonably be expected to negatively impact the Business in any material respect (collectively, the “Material Suppliers”). Since December 31, 2024, no such customer or supplier has canceled or terminated its relationship with, or otherwise materially increased or decreased the prices charged or paid by, the Group Companies, no Group Company has received written or, to the Company’s Knowledge, other notice from any such customer or supplier of its intent to cancel or terminate its relationship with, or materially increase or decrease the prices charged or paid by, the Company or any of its Subsidiaries.

Section 3.23 Inventory. The Group Companies own inventory of the type and quantity normally maintained by the Group Companies in the ordinary course of business, all of which has been fully paid for or will be paid for by the Group Companies in the ordinary course of business. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (taken as a whole), all such inventory is usable and, in the case of finished goods, saleable in the ordinary course of business, subject to reserves reflected in the Interim Financial Statements, and no such inventory is obsolete, damaged, defective, or slow-moving, except for items that have been written down or reserved against in accordance with GAAP.

Section 3.24 DRP Programs. Since the date that is ninety (90) days prior to the date of this Agreement, (a) none of the Group Companies have incurred any suspension under any Material Direct Repair Program, (b) except as would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies have been advised in writing or, to the Company’s Knowledge, otherwise that the Group Companies participation in any Material Direct Repair Program is threatened or is at risk in any way; and (c) the Group Companies have been in material compliance with all direct repair program requirements, including as to equipment, facilities and process requirements.

Section 3.25 Standards of Work. Since the Lookback Date, the Group Companies have complied, in all material respects, with original equipment manufacturer standards and specifications for collision repair work and other applicable services provided by the Group Companies.

Section 3.26 Warranties. Except (x) with respect to implied warranties and (y) as would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies (taken as a whole), no Group Company has given to any Person any product or service guaranty or warranty, right of return or other indemnity relating to the products manufactured, sold, leased, licensed or delivered, or services performed, by such Group Company. To the Company’s Knowledge, there are no material outstanding warranty or customer service claims against the Group Companies. No Group Company has participated in, nor does any Group Company currently participate in or sponsor, any customer marketing plans, which are dealer obligor products or services, such as “tires for life,” “batteries for life,” “lifetime oil changes,” “lifetime warranty”, customer coupon, discount, rewards, or incentive programs, or similar programs. Notwithstanding the foregoing, to the extent a Group Company has participated in or sponsored or is currently participating in or sponsoring any such customer marketing plans, a true, complete and accurate list of any such customer marketing plan is set forth on Section 3.26 of the Disclosure Schedule, which contains all the material terms, conditions and other provisions of such customer marketing plans as in effect on the date hereof.

Section 3.27 Accounts Receivable. The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising since Most Recent Balance Sheet Date and unpaid prior to the date hereof (a) have, in all material respects, arisen from bona fide transactions entered into by the Group Companies involving the sale of goods or the rendering of services in the ordinary course of business; (b) constitute, in all material respects, only valid, undisputed claims of the Group Companies not subject to claims of set-off or other defenses or counterclaims other than in the ordinary course of business; and (c) are based, in all material respects, subject to a reserve for bad debts shown on the Interim Financial Statements, on the accounting records of the Group Companies and, to the Company’s Knowledge, are collectible in the ordinary course of business. With respect to accounts receivable arising after the Most Recent Balance Sheet Date, the accounting records of the Group Companies have been determined in accordance with GAAP, consistently applied, subject to the absence of notes, which, if included, would not differ in any material respect from the notes included in the Historical Financial Statements, and normal year-end audit adjustments, none of which, if included, would be material.

Section 3.28 Accounts Payable. All trade payables and other accounts payable, including accrued expenses, reflected on the Interim Financial Statements and the accounts payable arising since the Most Recent Balance Sheet Date, in each case, that remain unpaid prior to the date hereof (“Accounts Payable”), represented valid obligations arising from purchases or commitments actually made by a Group Company in the ordinary course of business. Unless paid prior to the date hereof, the Accounts Payable are current and payable in accordance with their terms net of the respective reserves shown on the Interim Financial Statements. There is no contest, claim, or right to set-off under any Contractual Obligation with any obligee of an Account Payable relating to the amount or validity of such Account Payable, except where such contest, claim, or right to set-off would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.29 Pipeline Acquisitions. Section 3.29 of the Disclosure Schedule sets forth a true, complete and correct list of all Pipeline Acquisition Targets as of the date hereof. On or prior to the date of this Agreement, the Company has delivered to Buyer copies of all term sheets, letters of intent, indications of interest or other similar documents with respect to such Pipeline Acquisition Targets.

Section 3.30 Exclusivity of Representations. The representations and warranties made by the Company in this Agreement or in the Ancillary Agreements are the exclusive representations and warranties made relating to the Group Companies. Each of the Group Companies hereby disclaims any other express or implied representations or warranties, whether written or oral, other than those made by the Company in this Agreement or in the Ancillary Agreements. Other than the representations and warranties made by the Company in this Agreement or in the Ancillary Agreements, (a) none of the Group Companies is, directly or indirectly, making any representations or warranties regarding the pro-forma financial information, financial projections or other forward-looking statements of the Group Companies; (b) neither the Group Companies nor any other Person makes or has made any other express or implied representation or warranty with respect to the Group Companies or the transactions contemplated hereby; and (c) the Group Companies disclaim any other representations or warranties, whether made by the Group Companies or any of their respective Affiliates or any of their or their Affiliates’ respective Representatives (collectively, “Related Persons”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BLOCKER SELLERS AND TSG BLOCKER GP

In order to induce Buyer to enter into and perform this Agreement and to consummate the transactions contemplated hereby, each of TSG Blocker Seller, CCP Blocker Seller and TSG Blocker GP hereby represents and warrants to Buyer and Merger Sub solely with respect to itself or TSG Blocker and CCP Blocker, respectively, as follows, in each case except as set forth on the Disclosure Schedule:

Section 4.01 Organization.

(a) TSG Blocker is a Delaware limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) TSG Blocker Seller is a Cayman Islands exempted limited partnership, duly organized, validly existing and in good standing under the laws of the Cayman Islands.

(c) TSG Blocker GP is a Cayman Islands exempted limited partnership, duly organized, validly existing and in good standing under the laws of the Cayman Islands.

(d) CCP Blocker is a Delaware corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(e) CCP Blocker Seller is a Delaware limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware.

(f) Following the consummation of the Pre-Closing Reorganization and immediately prior to the Blocker Purchase, neither Blocker will own any Equity Interests in any Person other than the Blocker Owned Units.

(g) Neither Blocker engages in, or has ever engaged in, any business activities other than (i) its ownership, following the Pre-Closing Reorganization, of the Blocker Owned Units, (ii) activities in connection with this Agreement and the transactions contemplated hereby, including the Pre-Closing Reorganization and (iii) engaging in transactions related to its capital stock or partnership interests, as applicable, in each case including any activities incidental thereto. Without limiting the generality of the foregoing, neither Blocker (A) has, or has ever had, any employees and (B) owns or leases, or has ever owned or leased, any real property or personal property.

Section 4.02 Power and Authorization. Each Blocker Seller, TSG Blocker GP and each Blocker has all requisite organizational power and authority necessary for the execution, delivery and performance by it of this Agreement and each Ancillary Agreement to which it is, or at Closing will be, a party. The applicable governing body of each Blocker Seller, TSG Blocker GP and each Blocker has duly and validly authorized by all necessary action the execution, delivery and performance of this Agreement and each such Ancillary Agreement to which such Blocker Seller or Blocker, as applicable, is, or at Closing will be, a party, and no other action or proceeding is necessary to authorize any of the foregoing. This Agreement and each Ancillary Agreement to which each Blocker Seller, TSG Blocker GP or Blocker is, or at Closing will be, a party (i) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by such Blocker Seller, TSG Blocker GP or Blocker, as applicable, and (ii) is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of such Blocker Seller, TSG Blocker GP or Blocker, as applicable, Enforceable against such Blocker Seller, TSG Blocker GP or Blocker, as applicable, in accordance with their respective terms.

Section 4.03 Authorization of Governmental Authorities. Except for (a) compliance with applicable requirements of the HSR Act and any other applicable Antitrust Laws, (b) filing of the Certificate of Blocker Merger and the Certificate of Company Merger, (c) such additional governmental filings and approvals (if any) as are set forth on Section 3.03 of the Disclosure Schedule and (d) such actions, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, be or reasonably be expected to be material to the Group Companies, taken as a whole, no action by (including any authorization by or consent, approval, order, registration or qualification of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of such Blocker Seller, TSG Blocker GP or either Blocker or in respect of such Blocker Seller, TSG Blocker GP or either Blocker for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by each Blocker Seller, TSG Blocker GP and each Blocker of this Agreement or any Ancillary Agreement to which it is a party or (ii) the consummation of the transactions contemplated hereby.

Section 4.04 Noncontravention. None of the authorization, execution, delivery or performance by each Blocker Seller, TSG Blocker GP or each Blocker of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby, will:

(a) assuming the taking of each action by (including the obtaining of each necessary authorization, consent, approval, order, registration or qualification), or in respect of, and the making of all necessary filings with, Governmental Authorities, result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would result in a breach or violation of, or constitute a default) under, any Legal Requirement applicable to such Blocker Seller, TSG Blocker GP or Blocker owned by such Blocker Seller in any material respects;

(b) result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in amendment, termination or cancellation of, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of the Organizational Documents of such Blocker Seller, TSG Blocker GP or Blocker owned by such Blocker Seller, except as would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect; or

(c) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on the Blocker Interests, in each case, held by such Blocker Seller or TSG Blocker GP or any material asset of the Blocker owned by such Blocker Seller.

Section 4.05 Litigation; Government Orders. No Blocker is or, since the Lookback Date, has been (a) subject to any Government Order or (b) a party to, or to the knowledge of the Blocker Sellers and TSG Blocker GP, threatened to be made a party to, any Action that would, individually or in the aggregate, be or reasonably be expected to be material to Blockers and the Group Companies, taken as a whole. Since the Lookback Date, there have been, and there currently are, no Government Orders outstanding or in effect with respect to or affecting any Blocker or any of its properties or assets (including the Blocker Owned Units), or against, relating to or affecting any manager, officer, director, employee, or equity holder of any Blocker (in their respective capacities as such). No Blocker Seller, TSG Blocker GP, or any of their respective Affiliates is subject to any Action or Government Order except to the extent the same would not reasonably be expected to prohibit, delay or impair the ability of such Blocker Seller or TSG Blocker GP to enter into this Agreement or any of the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.

Section 4.06 No Brokers. No Blocker Seller, TSG Blocker GP, either Blocker, or any of their respective Affiliates, has entered into any Contractual Obligation entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby. Any such fees, commissions or similar compensation (or payment of expenses) and other obligations payable in connection with or as a result of the consummation of the transactions contemplated hereby will be treated as a Company Transaction Expenses.

Section 4.07 Capitalization; Ownership; Assets.

(a) Each Blocker does not have any outstanding Equity Interests, other than the applicable Blocker Interests. Each Blocker Interest has been duly authorized, validly issued and fully paid and non-assessable in accordance with the Organizational Documents of the applicable Blocker. TSG Blocker GP and each Blocker Seller holds the applicable Blocker Interest, free and clear of all Encumbrances.

(b) There are no authorized, promised or outstanding warrants, options, calls, pre-emptive rights, subscriptions, “phantom” equity rights, ownership interests, profits interests, appreciation, profit participation, rights to compensation or other payment or similar rights, agreements, arrangements, convertible or exchangeable securities or other Contractual Obligations pursuant to which each Blocker is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Equity Interests of such Blocker.

(c) The outstanding Equity Interests of each Blocker are not subject to any purchase option, call, right of first refusal, preemptive, subscription, allotment or issuance or similar rights under any Legal Requirement, the Organizational Documents of such Blocker or any Contractual Obligation to which such Blocker is subject, bound or a party. There are no voting trusts or other Contractual Obligations to which each Blocker is a party with respect to the voting of the Equity Interests of such Blocker.

(d) There are no authorized or outstanding Contractual Obligations of each Blocker to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(e) Other than Cash and the Blocker Owned Units, no Blocker owns or holds or, since its formation has owned or held, any assets or properties.

Section 4.08 Blocker Tax Matters.

(a) Each Blocker has (i) timely filed with the appropriate Governmental Authority all Income Tax Returns and all other material Tax Returns required to be filed by it and (ii) paid all material amounts of Taxes required to be paid by it, whether or not shown as due, on such Tax Returns. There are no Encumbrances with respect to Taxes upon any of the assets of either Blocker other than Permitted Encumbrances described in clause (a) of the definition thereof. All material amounts of Taxes required to have been withheld and paid in connection with amounts paid by each Blocker to any employee or independent contractor have been withheld and collected and have been paid over to the proper Governmental Authorities, to the extent due and payable.

(b) There are no ongoing or pending federal, state, local or non-U.S. audits, examinations, investigations or administrative proceedings or court proceedings with regard to any material amounts of Taxes of either Blocker, nor has any such audit, examination, investigation or administrative proceeding or court proceeding been threatened in writing. No Action concerning Income Taxes or other material Taxes of either Blocker has been raised in writing by a Governmental Authority. Neither the IRS nor any other Governmental Authority has asserted in writing any deficiency or claim for any amount of additional Taxes of either Blocker. There are no outstanding written requests, Contractual Obligations, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against either Blocker (other than those obtained in connection with extensions of time to file Tax Returns obtained in the ordinary course of business). No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of either Blocker.

(c) Neither Blocker has ever been a member of any Affiliated Group and neither Blocker has any Liability for Taxes of any Person other than such Blocker (i) under Treasury Regulations Section 1.1502-6 or any comparable provision of state, local or non-U.S. applicable Legal Requirement, (ii) as transferee or successor, (iii) by assumption of any Contractual Obligations (other than Contractual Obligations any primary purpose of which does not relate to Taxes) or (iv) otherwise by operation of applicable Legal Requirements.

(d) Neither Blocker is party to or bound by any Tax Sharing Agreement other than (i) the Amended and Restated Limited Partnership Agreement of TSG8 Parallel Warhawk Splitter, L.P., dated as of August 30, 2019, the Amended and Restated Limited Partnership Agreement of TSG8 Parallel Warhawk Splitter II, L.P., dated as of May 10, 2023, the LLC Agreement (upon the completion of the Pre-Closing Reorganization), and the Organizational Documents of such Blocker, (ii) such Contractual Obligations to which only the Group Companies and/or either Blocker are party, or (iii) such Contractual Obligations entered into in the ordinary course of business.

(e) Each Blocker is, and has been since its inception, properly classified as a corporation for U.S. federal income Tax purposes.

(f) Neither Blocker will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in method of accounting or improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition prior to the Blocker Closing, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Legal Requirement) executed prior to the Blocker Closing, (iv) accounts receivable, prepaid amounts, deferred revenue or advance payment accrued on or prior to the Blocker Closing, or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of non-U.S., state or local applicable Legal Requirements).

(g) Within the past five (5) years, neither Blocker has been notified in writing by any Governmental Authority in a jurisdiction in which such Blocker does not file Tax Returns that such Blocker is or may be required to file Tax Returns in or subject to taxation by that jurisdiction (which written claim has not yet been resolved), and neither Blocker (i) has a permanent establishment, within the meaning of any applicable Tax treaty, office or fixed place of business, or other form of taxable nexus in a country other than in which it is organized or (ii) is or has been subject to Tax in a country other in which it is organized.

(h) Neither Blocker has distributed the stock or Equity Interests of another Person, or had its stock or Equity Interests distributed by another Person, in a transaction intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(i) Neither Blocker is, or has ever been, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(a) of the Code.

(j) Neither Blocker has participated in any “listed transaction,” as defined under Treasury Regulations Section 1.6011-4(b).

(k) Neither Blocker has agreed to make, or is it required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state, local or non-U.S. Legal Requirements by reason of a change in accounting method or otherwise. Each Blocker has at all times used the accrual method of accounting for Income Tax purposes.

(l) Each Blocker has made available to Buyer accurate and complete copies of Income Tax Returns of such Blocker, and statements of deficiencies assessed against by such Blocker, in each case for tax periods beginning after December 31, 2020.

(m) Each Blocker has materially complied with all applicable Legal Requirements relating to material amounts of escheat and unclaimed or abandoned property obligations.

Section 4.09 Exclusivity of Representations and Warranties. The representations and warranties made by each Blocker Seller and TSG Blocker GP in this Agreement or in the Ancillary Agreements are the exclusive representations and warranties made by Blocker Sellers and TSG Blocker GP. Each Blocker Seller and TSG Blocker GP hereby disclaims any express or implied representations or warranties, whether written or oral other than the representations and warranties made by Blocker Sellers and TSG Blocker GP in this Agreement or in the Ancillary Agreements. Other than the representations and warranties made by Blocker Sellers and TSG Blocker GP in this Agreement or in the Ancillary Agreements, (a) no Blocker Seller is, directly or indirectly, making any representations or warranties regarding the other Blocker Seller, Blocker owned by the other Blocker Seller or TSG Blocker GP; (b) TSG Blocker GP is not, directly or indirectly, making any representations or warranties regarding CCP Blocker Seller or CCP Blocker; (c) no Blocker Seller, TSG Blocker GP or any other Person makes or has made any other express or implied representation or warranty with respect to either Blocker Seller, TSG Blocker GP, either Blocker or the transactions contemplated hereby; and (d) each Blocker Seller and TSG Blocker GP disclaims any other representations or warranties, whether made by such Blocker Seller, TSG Blocker GP or any of their respective Related Persons.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

BUYER AND MERGER SUB

In order to induce the Company, TSG Blocker GP and Blocker Sellers to enter into and perform this Agreement and to consummate the transactions contemplated hereby, Buyer and Merger Sub (the “Buyer Entities”, and each a “Buyer Entity”) represent and warrant to the Company, TSG Blocker GP and Blocker Sellers as follows, except as set forth on the Disclosure Schedule:

Section 5.01 Organization. Each of the Buyer Entities is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 5.02 Power and Authorization. The execution, delivery and performance by each Buyer Entity of this Agreement and each Ancillary Agreement to which such Buyer Entity is, or at Closing will be, a party and the consummation of the transactions contemplated hereby by such Buyer Entity are within the power and authority of such Buyer Entity and have been duly and validly authorized by all necessary action on the part of such Buyer Entity, and no other action or proceeding is necessary to authorize any of the foregoing. This Agreement and each Ancillary Agreement to which each Buyer Entity is, or at Closing will be, a party (a) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by such Buyer Entity and (b) is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of such Buyer Entity, Enforceable against such Buyer Entity in accordance with its terms.

Section 5.03 Authorization of Governmental Authorities. Except for (a) compliance with applicable requirements of the HSR Act and any other applicable Antitrust Laws, (b) filing of the Certificate of Blocker Merger and the Certificate of Company Merger, (c) such additional governmental filings and approvals (if any) as are set forth on Section 5.03 of the Disclosure Schedule and (d) such actions, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, no action by (including any authorization, consent or approval, order, registration or qualification), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by each Buyer Entity of this Agreement and each Ancillary Agreement to which such Buyer Entity is a party or (ii) consummation of the transactions contemplated hereby by such Buyer Entity.

Section 5.04 Noncontravention. Neither the execution, delivery and performance by any of the Buyer Entities of this Agreement or any Ancillary Agreement to which such Buyer Entity is a party nor the consummation of the transactions contemplated hereby will:

(a) assuming the taking of any action by (including the obtaining of each necessary authorization, consent, approval, order, registration or qualification) or in respect of, and the making of all filings with, Governmental Authorities, result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would result in a breach or violation of, or constitute a default) under, any Legal Requirement applicable to such Buyer Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect; or

(b) result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in amendment, termination or cancellation of, or accelerate the performance required by, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Contractual Obligation of such Buyer Entity, or (ii) the Organizational Documents of such Buyer Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.05 Litigation. No Buyer Entity is subject to any Action or Government Order except to the extent the same would not reasonably be expected to prohibit or limit the ability of any of the Buyer Entities to enter into this Agreement or any of the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby.

Section 5.06 Sufficient Funds. Buyer will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to make cash payment of all amounts to be paid by it hereunder on or after the Closing Date. Buyer acknowledges and agrees that its obligations under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s or any other Person’s ability to obtain financing for the consummation of the transaction contemplated by this Agreement. Buyer has delivered to the Company a true, complete and correct copy of each of (a) a fully executed debt commitment letter and (b) the fully executed fee letter referenced in such commitment letter (provided, that such fee letter shall be redacted relating solely to fees and economic terms (other than covenants) agreed to by the parties may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the debt financing at the Closing) (such commitment letter, including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time is referred to herein as the “Debt Commitment Letter”), among Buyer, Parent and the Financing Sources party thereto, pursuant to which, among other things, the Financing Sources have agreed, subject to the terms and conditions of the Debt Commitment Letter, to provide or cause to be provided, on a several and not joint basis, the debt financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement. The Debt Commitment Letter is, as of the date of this Agreement, in full force and effect. The Debt Commitment Letter is, as of the date of this Agreement, the legal, valid, binding and Enforceable obligation of Buyer and Parent and, to the knowledge of Buyer, the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable Legal Requirements affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity. As of the date of this Agreement, (x) the Debt Commitment Letter has not been amended, modified, supplemented, extended or replaced and no provision thereof has been waived, prior to the date hereof, (y) no such amendment or modification is anticipated by Buyer (other than to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement) and (z) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and, other than as specifically contemplated in the Debt Commitment Letter, to the knowledge of Buyer, no such withdrawal, termination or rescission is contemplated by the Financing Sources. As of the date of this Agreement there are no conditions precedent or other contingencies to the funding of the amounts contemplated by the Debt Commitment Letter, other than the conditions expressly set forth in the Debt Commitment Letter, and there a no side letters or other Contractual Obligations or arrangements related to the Financing other than as expressly set forth in the Debt Commitment Letter.

Section 5.07 No Brokers. No Buyer Entity has entered into any Contractual Obligation entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby.

Section 5.08 Merger Sub Operations. Buyer owns beneficially and of record all of the outstanding limited liability company interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with such transactions contemplated hereby.

Section 5.09 Buyer’s Reliance. Each of the Buyer Entities (a) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Business, the Group Companies and Blockers, (b) has been furnished with or given access to such information about the Group Companies, Blockers and the Business as it has requested and (c) in determining to proceed with the transactions contemplated hereby has not relied in any material respect on any statements or information other than the representations and warranties expressly set forth in this Agreement and in the Ancillary Agreements. Each of the Buyer Entities acknowledges that none of the Group Companies, Blocker Sellers, TSG Blocker GP or any of their respective Affiliates or Representatives or other Related Person have made, and none of them will be deemed to have made (and nor has any Buyer Entity or any of its Affiliates or Representatives relied upon) any representation, warranty, promise or other statement, express or implied, with respect to the Group Companies, Blocker Sellers, TSG Blocker GP, Blockers, the Business or the transactions contemplated hereby, other than the representations and warranties expressly set forth in this Agreement or in the Ancillary

Agreements. Each of the Buyer Entities acknowledge and agree that none of the Group Companies, Blocker Sellers, TSG Blocker GP or any other Person shall have or be subject to any liability to the Buyer Entities, or any other Person, resulting from the Buyer Entities’ or any of their Affiliates’ or their or their respective Affiliates’ use of any information, documents or material made available in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Each of the Buyer Entities acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement and in the Ancillary Agreements, the assets and the business of the Group Companies and Blockers are being transferred on a “where is” and, as to condition, “as is” basis.

Section 5.10 Solvency. Immediately after giving effect to the transactions contemplated hereby and assuming (a) that the representations and warranties set forth in Article III and Article IV and regarding the Seller Parties, Blockers and the Group Companies set forth in the Ancillary Agreements are true and correct, (b) the conditions set forth in Article VII have been satisfied and (c) the performance by the Seller Parties, Blockers and the Group Companies of their respective obligations under this Agreement and the Ancillary Agreements, each of Buyer and the Surviving Company will be Solvent.

Section 5.11 Exclusivity of Representations and Warranties. The representations and warranties made by the Buyer Entities in this Agreement or the Ancillary Agreements are the exclusive representations and warranties made by the Buyer Entities. Other than the representations and warranties made by the Buyer Entities in this Agreement or in the Ancillary Agreements, (a) the Buyer Entities hereby disclaim any other express or implied representations or warranties, whether written or oral; (b) neither Buyer Entity is, directly or indirectly, making any representations or warranties regarding the other Buyer Entity; (c) no Buyer Entity or any other Person makes or has made any other express or implied representation or warranty with respect to either Buyer Entity or the transactions contemplated hereby or by the Ancillary Agreements; and (d) each Buyer Entity disclaims any other representations or warranties, whether made by such Buyer Entity or any of its Related Persons.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.01 Operation of the Business.

(a) Conduct of the Business Generally. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, and except (i) with the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed, (ii) as required by applicable Legal Requirements or (iii) to the extent described on Section 6.01 of the Disclosure Schedule or otherwise expressly required by this Agreement (including as necessary to consummate the Pre-Closing Reorganization), the Group Companies will (A) conduct the Business in the ordinary course of business (provided, that this Section 6.01(a) shall not (x) prohibit the taking or omission of actions of a nature described in Section 6.01(b) but not prohibited thereby or (y) require the Group Companies to pursue, execute or consummate any acquisition (whether by merger, consolidation, acquisition of Equity Interests or assets or otherwise) of the business or a material portion of the business of any other Person or make any investment in any other Person), and (B) not take any of the following actions:

(i) amend or otherwise modify its Organizational Documents, effect any split, combination, reclassification or similar action with respect to its capital stock or other Equity Interests or adopt or carry out any plan of complete or partial liquidation or dissolution;

(ii) authorize, issue, sell, grant or otherwise dispose of any of its Equity Interests or other securities, or amend any term of any of its outstanding Equity Interests or other securities;

(iii) (A) make any declaration, payment or set aside of any non-cash dividend or other non-cash distribution with respect to any of its Equity Interests or (B) repurchase, redeem, or otherwise acquire or cancel any of its Equity Interests, except for repurchases of incentive equity from service providers in accordance with the terms of the applicable grant documentation in effect as of the date of this Agreement;

(iv) (A) become liable in respect of any guarantee of any Liability of any other Person (other than a guarantee by a Group Company of a Liability of any Blocker or of any Group Company and guarantees of any obligations arising under any Group Company’s existing credit agreements), (B) incur, assume or become liable in respect of any Debt (other than interest accruing on Debt existing as of the date hereof) (except for (x) Debt described in clauses (h) (which, for the avoidance of doubt, is separately addressed pursuant to clause (v) below), (i), (j) or (k) of the definition thereof, (y) borrowings in the ordinary course of business and (z) borrowing under the revolving or delayed draw credit facilities contained in any Group Company’s existing credit agreements) in excess of $250,000 in the aggregate or (C) incur or subject any assets or properties of any Group Company to any Encumbrances (other than Permitted Encumbrances);

(v) enter into any transactions with any Related Party of the Group Companies (other than pursuant to any Benefit Plans or transactions with employees in the ordinary course of business) or any Affiliate of Blockers, in each case, that will remain in effect after the Closing;

(vi) (A) make any acquisition (including by merger, consolidation, acquisition of Equity Interests or assets or otherwise) of the business or a material portion of the business of any other Person or make any investment in any other Person; (B) acquire any assets, except in the ordinary course of business consistent with past practice not in excess of $250,000 individually or $500,000 in the aggregate; or (C) make any loan, advance or capital contribution to, or acquire any Equity Interests in, any Person;

(vii) sell, assign, transfer, convey, lease, sublease, license or otherwise dispose of any of its material tangible assets, or any interest in Real Property, except for the sale or disposition of inventory in the ordinary course of business consistent with past practice;

(viii) except as required by the terms of any Benefit Plan: (A) adopt, enter into, materially change the payments or benefits under, terminate or materially amend any Benefit Plan or any arrangement that would be a Benefit Plan if in effect on the date hereof (other than, in each case, any offer letter, consulting agreement or employment agreement that solely provides for customary initial terms and conditions of employment (such as, for the avoidance of doubt, initial salary or wages and bonus eligibility and broad-based benefits eligibility, but not any severance or non-ordinary course benefits or perquisites) entered into in the ordinary course of business consistent with past practices), (B) (1) accelerate the vesting, payment or funding of any compensation or benefit to, (2) materially increase the benefits or compensation payable or paid, whether conditionally or otherwise to, (3) pay, or enter into any arrangement to pay, any change in control incentive or change in control severance or other similar benefit or compensation to, (4) forgive any indebtedness of, or (5) waive, release or limit in any material respect, any restrictive covenant obligations of, any current or former employee, officer, director or consultant (other than any increase in base compensation adopted in the ordinary course of business consistent with past practice that does not exceed 3% in the aggregate or 10% for any individual and changes in benefits in connection with annual renewals in the ordinary course of business consistent with past practice), (C) hire or terminate (other than a termination for “cause”) (i) any individual with a title of Regional Director or higher, or (ii) any individual engaged in a corporate or shared services function (including finance, accounting, tax, legal, human resources, information technology, procurement, marketing or any other support function) that is paid on non-hourly basis (which, for the avoidance of doubt, does not include any individual with the title of Area Manager) or (D) enter into any collective bargaining agreement or other Contractual Obligation with any Union;

(ix) implement, make or adopt any material change in its methods of accounting or accounting practices (except as required by changes in GAAP);

(x) make (other than in the ordinary course of business), change or rescind any material Tax election, file any amended Tax Return, adopt (other than in the ordinary course of business) or change any Tax accounting method, enter into any closing agreement or other similar agreement in respect of Taxes with any Governmental Authority, settle or compromise any Action with respect to a material amount of Taxes, surrender any right to claim a material refund, offset or other reduction in liability of or for Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an automatic extension of time to file Tax Returns obtained in the ordinary course of business);

(xi) (A) accelerate the collection of accounts receivable or delay the payment of accounts payable, (B) materially accelerate, delay or otherwise alter any Group Company’s processing or completion of works in process or (C) materially change any of the Group Companies’ cash management practices or policies, practices or procedures with respect to collection of accounts receivable, practices or procedures relating to the gross up of works in process, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue or acceptance of customer deposits;

(xii) amend, terminate, waive or release any material rights under any Disclosed Contracts (other than an expiration of a Disclosed Contract in accordance with its terms) or, other than in the ordinary course of business, enter into any Contractual Obligation that would constitute a Disclosed Contract;

(xiii) enter into, materially amend or modify, transfer, terminate, waive any rights under, or discharge any other party of any obligation under any real property lease (including the Leases) (other than an expiration of a Lease in accordance with its terms) except in the ordinary course of business, or acquire any fee interest in real property;

(xiv) sell, license, sublicense, lease, transfer, abandon, permit to lapse, or otherwise dispose of the rights to use any material Owned IP (other than non-exclusive licenses granted in the ordinary course of business) or disclose Trade Secrets to a third party other than pursuant to a confidentiality agreement;

(xv) terminate any material Permit;

(xvi) make or commit to make any capital expenditure in excess of $300,000 individually or $500,000 in the aggregate;

(xvii) implement a furlough or reduction in force requiring notice under the federal Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirements;

(xviii) initiate any Actions except for those involving claims for money damages not in excess of $250,000 individually or $500,000 in the aggregate;

(xix) settle any Actions except for any settlement that provides solely for a cash payment that is fully covered by the insurance of the Group Companies or provides solely for a cash payment not to exceed $200,000 and that would be payable in full prior to the Closing;

(xx) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of any Group Company, or file a petition in bankruptcy under any provisions of federal or state bankruptcy Legal Requirement or consent to the filing of any bankruptcy petition against any Group Company under any similar Legal Requirement; or

(xxi) agree, or enter into a Contractual Obligation or make any binding commitment to do any of the things referred to elsewhere in this Section 6.01(a).

(b) Notwithstanding anything to the contrary contained herein, (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, and (ii) subject to this Section 6.01, during the period from the date hereof until the Company Merger Effective Time, the Group Companies and Blockers will be permitted to utilize any and all available cash (x) to pay Company Transaction Expenses; and (y) to repay outstanding Debt; in each case, at such times and in such amounts as each Blocker Seller or the Company will deem necessary, appropriate, or desirable.

Section 6.02 Access. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, Blocker Sellers, TSG Blocker GP and the Group Companies will permit Buyer and its Representatives to have reasonable access (at reasonable times and upon reasonable notice and subject to any restrictions contained in confidentiality agreements to which any Group Company is subject) to Representatives of the Group Companies and to premises, properties, books, data, files, information, records and contracts of the Group Companies, except, in each case, for (a) privileged attorney-client communications or attorney work product, (b) information or materials required to be kept confidential by applicable Legal Requirements, including as required by any Antitrust Laws, and (c) information or materials that relate to the negotiation or consideration of the transactions contemplated hereby or any alternative transactions. Buyer, Merger Sub and their respective Representatives will not discuss the transactions contemplated hereby with any of the Group Companies’ lenders, landlords, employees, customers, suppliers, vendors or other business partners without the prior written consent of the Company.

Section 6.03 Regulatory Compliance.

(a) Blocker Sellers and the Company, on the one hand, and the Buyer Entities, on the other hand, agree to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or Government Orders from all Governmental Authorities. In furtherance and not in limitation of the foregoing, each of the Buyer Entities and, where applicable, each of the Blocker Sellers and the Company undertakes and agrees to (i) make, or cause to be made, an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable (and in any event within fifteen (15) Business Days) after the date hereof; (ii) make, or cause to be made, all filings required of each of them or any of their respective Subsidiaries or Affiliates under the other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable after the date hereof; and (iii) use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the other Antitrust Laws.

(b) Further, and without limiting the generality of the rest of this Section 6.03, Blocker Sellers and the Company, on the one hand, and the Buyer Entities, on the other hand, will cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and will promptly (i) furnish to the other such necessary information and reasonable assistance as the other Parties may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated hereby and (iii) provide counsel for the other Parties with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Authority and any other information supplied by such Party and such Party’s Affiliates to a Governmental Authority or received from such a Governmental Authority in connection with the transactions contemplated hereby; provided, however, that materials may be redacted as necessary to comply with Contractual Obligations and with applicable Legal Requirements. Each Party hereto will, subject to applicable Legal Requirements, permit counsel for the other Parties to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication to any Governmental Authority in connection with the transactions contemplated hereby. The Parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate. Notwithstanding anything to the contrary in this Agreement, the Buyer Entities shall have the right to control, devise, direct, and implement the strategy and timing of the process for obtaining any approvals related to the HSR Act or Antitrust Laws, including whether to pull-and-refile the HSR filing pursuant to 16 CFR § 803.12 and whether to enter into a timing agreement with a Governmental Authority, and shall have final approval over any submissions or communications with Governmental Authorities; subject to the Buyer Entities coordinating and cooperating with Sellers’ Representative and the Company and considering in good faith the views of Blocker Sellers and the Company. Each Party shall promptly notify the other Parties of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication to such Person from a Governmental Authority and, to the extent practicable, permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority; (ii) keep the others reasonably informed of any substantive developments, meetings or discussions with any Governmental Authority in respect of any consents, clearances, approvals or Action concerning the transactions contemplated by this Agreement; and (iii) not independently participate in any substantive meeting or discussions with a Governmental Authority in respect of any consents, clearances, approvals or Actions concerning the transactions contemplated by this Agreement without giving the other Party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority or applicable Legal Requirement, reasonable opportunity to attend or participate.

(c) Further, and without limiting the generality of the rest of this Section 6.03, each of the Buyer Entities and the Company will use reasonable best efforts to avoid and/or eliminate each and every impediment under the HSR Act, other Antitrust Laws and any other Legal Requirement that may be asserted by any Governmental Authority or private party with respect to this Agreement so as to make effective as promptly as reasonably practicable the transactions contemplated hereby and to avoid any Action or proceeding which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. The steps involved in the preceding sentence will include, without limitation, using reasonable best efforts to (i) defend through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party; and (ii) take any other action as may be required by a Governmental Authority in order (A) to obtain all necessary consents, approvals and authorizations as soon as reasonably practicable, and in any event before the Termination Date, (B) to avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Government Order, whether temporary, preliminary or permanent, that is in effect in any Action and that prohibits, prevents or restricts consummation of the transactions contemplated hereby, and/or (C) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. Without limiting the foregoing, Buyer will, and Buyer will cause its Affiliates to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders, or otherwise, the sale, divestiture, disposition, or license of any assets, properties, products, product lines, services, businesses, or rights of Buyer or its Affiliates or, effective as of the Company Merger Effective Time, the Surviving Company or its Subsidiaries or any interest or interests therein, and (ii) otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets, properties, products, product lines services, or businesses of Buyer or its Affiliates, or effective as of the Company Merger Effective Time, the Surviving Company or its Subsidiaries or any interest or interests therein, in order to avoid the entry of, or to effect the dissolution of, any Government Order in any Action, or any impediment under any applicable Legal Requirement, which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby.

(d) Each of Buyer and the Company will not, and will cause each of its respective Affiliates not to, take any action which is intended to or which would reasonably be expected to materially adversely affect the ability of any of the parties hereto from obtaining (or cause material delay in obtaining) any necessary approvals of any Governmental Authority required for the transactions contemplated hereby, from performing its covenants and agreements under this Agreement, or from consummating the transactions contemplated hereby.

Section 6.04 Exclusivity.

(a) From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, each Blocker Seller, TSG Blocker and the Company shall not, shall cause their respective directors, officers, employees, equity holders, managers, partners and members to not, and shall direct their respective other Representatives to not, directly or indirectly, (i) solicit, facilitate or initiate the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any of the Equity Interests or a material portion of the assets (or any material asset) of either Blocker or any Group Company (whether by merger, recapitalization, share exchange, sale of assets or any other similar transaction), (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, or assist or participate in any effort or attempt by any Person to do or seek any of the foregoing or (iii) respond to any submissions, proposals or offers relating to the foregoing. Notwithstanding anything to the contrary contained herein, this Section 6.04(a) shall not apply to the Pre-Closing Reorganization.

(b) Each Blocker Seller, TSG Blocker GP and the Company shall, shall cause their respective directors, officers, employees, equity holders, managers, partners and members to, and shall direct their respective other Representatives to, (i) immediately cease any and all discussions of the nature described in Section 6.04(a) that were pending on or prior to the date of this Agreement (other than with Buyer or its Representatives), (ii) promptly notify any party with which such discussions or negotiations were being held of such termination, (iii) terminate access to non-public information that was available to any such parties and their Representatives and direct such parties and their Representatives to return or destroy such information and (iv) promptly notify Buyer orally or in writing of any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to any agreement, memorandum of understanding or letter of intent relating to a transaction of the nature described in Section 6.04(a), and provide Buyer a copy of such inquiry or proposal, if in writing.

Section 6.05 Public Announcements; Confidentiality.

(a) Prior to the Closing, no Party may, and each Party shall cause its respective Affiliates not to, directly or indirectly, issue a press release regarding, or otherwise make a public announcement of, the transactions contemplated by this Agreement without the prior written consent of Buyer (with respect to any disclosure by any Group Company, Seller Party or any of the respective Affiliates or Representatives) or the Sellers’ Representative (with respect to any disclosure by Buyer or any of its Affiliates or Representatives). Notwithstanding the provisions of this Section 6.05(a), nothing will prohibit any disclosure: (i) required by any applicable Legal Requirements or stock exchange rules (in which case the disclosing Party will provide the other Parties with the opportunity to review and comment in advance of such disclosure); (ii) made to a Party’s or any of its Affiliates’ current, former and prospective members, limited partners and stockholders (who may disclose to their direct and indirect investors) of the fact that the Closing has occurred, the consideration paid hereunder, other items directly relating to such consideration and other types of information that are customary for private equity funds to provide to their respective and prospective members, limited partners and stockholders; provided, that each recipient of such information is advised of the confidential nature of such information and directed to keep such information confidential; or (iii) in connection with normal fund raising and related marketing or informational or reporting activities of a Party or any of its Affiliates, including on their websites and in their marketing materials, any such information permitted to be disclosed pursuant to clause (i) above and any information previously provided as part of a press release or public announcement issued or made in accordance with this Section 6.05(a).

(b) The provisions of the Confidentiality Agreement, to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein. The Confidentiality Agreement will remain in effect until the Closing, at which point it will terminate.

Section 6.06 Expenses. Except as otherwise provided herein, each party will pay its own respective financial advisory, legal, accounting and other expenses incurred by it or for its benefit in connection with this Agreement, the Ancillary Agreements and the performance of the transactions contemplated hereby and thereby.

Section 6.07 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Buyer will not, and will not permit the Group Companies or Blockers to, amend, repeal or modify any provision in the Group Companies’ or Blockers’ operating agreement, certificate or articles of amendment, bylaws or other equivalent governing documents, or in any contract or agreement, relating to the exculpation, indemnification or advancement of expenses of any officers and directors (each, a “D&O Indemnified Person”) (unless required by Legal Requirement or a Governmental Authority).

(b) At or prior to Closing, the Company will (at Buyer’s expense) obtain and Buyer will cause the Group Companies or Blockers to, following the Closing, maintain customary “tail” insurance policies naming the officers and directors of the Group Companies and Blockers prior to Closing (the “D&O Indemnified Persons”) as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Group Companies’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Group Companies’ existing policies with respect to matters existing or occurring at or prior to the Closing Date. Buyer will cause the Group Companies and Blockers not to cancel or change such insurance policies in any respect. Notwithstanding the foregoing, Buyer will not be obligated to pay an amount for the “tail” insurance policies in excess of three hundred percent (300%) of the amount paid by the Group Companies for coverage for its most recent fiscal year.

(c) In the event that (i) all or substantially all of the assets of the Group Companies or Blockers are sold, or (ii) any Blocker or any of the Group Companies consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, in each case whether in one transaction or a series of transactions, then Buyer, the Group Companies and Blockers will, and in each such case, ensure that the successors and assigns of the Group Companies or Blockers assume the obligations set forth in this Section 6.07. The provisions of this Section 6.07 will apply to all of the successors and assigns of the Group Companies and Blockers.

(d) The obligations under this Section 6.07 will not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 6.07 applies without the consent of such D&O Indemnified Person (it being expressly agreed that the D&O Indemnified Persons to whom this Section 6.07 applies will be third-party beneficiaries of this Section 6.07 and will be entitled to enforce the covenants contained herein).

Section 6.08 Certain Tax Matters.

(a) Transfer Taxes. The Seller Parties, on the one hand, and Buyer, on the other hand, shall bear fifty percent (50%) of all transfer Taxes, real property transfer or mortgage Taxes, sales Taxes, documentary stamp Taxes, recording charges and other similar Taxes, if any, arising from the transactions contemplated hereby (excluding, for the avoidance of doubt, any Income Taxes) (each such Tax, a “Transfer Tax”). In furtherance of the foregoing, (i) the Seller Parties’ fifty percent (50%) portion of all such Transfer Taxes shall constitute Company Transaction Expenses hereunder, and (ii) Buyer shall be responsible for the payment of all such Transfer Taxes. Each of the parties hereto shall prepare and file, and shall fully cooperate with the other party with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Taxes or charges as may be required.

(b) Pre-Closing Tax Period Taxes and Tax Returns.

(i) The Sellers’ Representative shall prepare (at its own expense), or cause to be prepared, (A) all Flow-Through Tax Returns for the Group Companies for any Pre-Closing Tax Period and (B) all U.S. federal and state Income Tax Returns of each Blocker for any Pre-Closing Tax Period, and Buyer shall timely file, or cause to be timely filed all such Tax Returns prepared pursuant to this Section 6.08(b). Such Tax Returns shall be prepared in accordance with the past practice of the Group Companies and the Blockers, as applicable, and the terms of this Agreement to the extent permitted by applicable Legal Requirements. The Sellers’ Representative shall provide Buyer with drafts of all such Tax Returns no later than thirty days prior to the due date for filing thereof (including applicable valid extensions) for Buyer’s comment and approval (not to be unreasonably withheld conditioned or delayed). The Sellers’ Representative shall incorporate any comments reasonably proposed by Buyer.

(ii) The Company and any other applicable Group Company shall make a Section 754 election on the federal Income Tax Return of the Company for the period that ends on the Closing Date if such election is not then currently in effect.

(iii) Buyer shall cause the Surviving Blocker to join the “consolidated group” pursuant to Treasury Regulations Section 1.1502-76 that includes Buyer and shall not make any ratable allocation election pursuant to Treasury Regulations Section 1.1502-76(b)(2)(D).

(iv) The Parties intend that the Partnership’s 2025 taxable year end as of the end of the Closing Date. Nevertheless, in respect of any Straddle Period of the Partnership, the income, gains, losses, deductions, credits and other Tax items of the Group Companies shall be allocated to the holders of Company Units by using the “closing of the books method” as of the end of the Closing Date within the meaning of Section 706(d)(1) of the Code, to the maximum extent permitted by applicable Legal Requirements. For this purpose, the Parties agree that (A) to the extent supportable at a “more likely than not” or greater level of comfort, all Transaction Tax Deductions shall be reported in Pre-Closing Tax Periods (including the pre-Closing portion of any Straddle Period) and (B) they will elect to treat 70% of any success based fees with respect to such transaction related expenses as deductible pursuant to Rev. Proc. 2011-29.

(v) If, following the Closing and prior to January 1, 2027, Buyer (or any of its Affiliates) causes the Surviving Blocker to liquidate for applicable U.S. federal Income Tax purposes, Buyer or its Affiliates, as applicable, will promptly inform the Sellers’ Representative within ten (10) days of completing such liquidation or termination.

(c) Amended Returns; Tax Elections. Without the Sellers’ Representative’s prior written consent (not to be unreasonably withheld, conditioned, or delayed), Buyer, the Company or each Blocker shall not, and shall cause the Group Companies not to, (i) amend any Flow-Through Tax Returns of the Group Companies relating to (or that include) any Pre-Closing Tax Period, (ii) prior to the determination of the Final Closing Statement, amend any other Income Tax Return of the Group Companies relating to (or that include) any Pre-Closing Tax Period or any Income Tax Return of the Blockers relating to (or that include) any Pre-Closing Tax Period, (iii) make any election that has retroactive effect to any Flow-Through Tax Returns of the Group Companies for a Pre-Closing Tax Period, (iv) prior to the determination of the Final Closing Statement, make any election that has retroactive effect to any other Income Tax Returns of the Group Companies for a Pre-Closing Tax Period or Income Tax Returns of the Blockers for a Pre-Closing Tax Period, (v) take any actions outside of the ordinary course of business on the Closing Date after the Closing that increase Taxes to any holder of Company Units (or any direct or indirect beneficial owner of such holder) for the Pre-Closing Tax Period or (vi) take any other action in respect of Tax matters that could reduce any payment (or delay the timing of any payment) otherwise payable pursuant to Section 2.15(e) or Section 6.08(i), except to the extent required by applicable Legal Requirements.

(d) Straddle Periods. For all purposes of this Agreement (including the calculation of the Company Income Tax Liability, the TSG Blocker Adjustment Amount or the CCP Blocker Adjustment Amount), in the case of any Tax period that includes, but does not end on, the Closing Date (a “Straddle Period”), the amount of any Taxes (or any Tax refund or credit) of the Group Companies or Blockers not based upon or measured by income, activities, events, the level of any item, gain, receipts, proceeds, profits or similar items for the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire Tax period, multiplied by a fraction, (i) the numerator of which is the number of days in the Tax period ending on the Closing Date and (ii) the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

(e) Tax Proceedings. In the event of any audit, assessment, examination, claim or other controversy or proceeding relating to (x) Flow-Through Tax Returns of any Group Company with respect to any Pre-Closing Tax Period or Straddle Period or (y) Income Tax Returns of any Group Company or either Blocker with respect to (or including) any Pre-Closing Tax Period that could reduce an amount payable pursuant to Section 6.08(i) (each such audit, assessment, examination, claim or other controversy or proceeding, a “Tax Proceeding”), Buyer shall inform the Sellers’ Representative of such Tax Proceeding as soon as possible but in any event within ten (10) Business Days after the receipt by either Buyer (or any of its Affiliates) of notice thereof. The Sellers’ Representative shall have the right, but not the obligation, to control any such Tax Proceeding to the extent (A) it solely relates to a Flow-Through Tax Return for a Pre-Closing Tax Period that ended on or prior to the Closing Date and (B) the liabilities with respect to such Tax Proceeding are reasonably expected to be payable directly by the holders of Company Units (or their direct or indirect beneficial owners) with counsel of its own choosing at its own expense. Buyer shall have the right to participate at its own expense in any Tax Proceeding that the Sellers’ Representative elects to control pursuant to this Section 6.08(e), including having an opportunity to comment on any written materials prepared in connection with any Tax Proceeding and attending any conferences relating to any Tax Proceeding. Buyer shall control any Tax Proceeding not controlled by the Sellers’ Representative pursuant to this Section 6.08(e) and the Sellers’ Representative shall have the right to participate at its own expense in any such Tax Proceeding including having an opportunity to comment on any written materials prepared in connection with any Tax Proceeding and attending any conferences relating to any Tax Proceeding. Neither Party shall settle any such Tax Proceeding without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, no Group Company (including any of their respective Affiliates) shall make any election under Section 6226 of the Code (or any similar provision of state or local Legal Requirements) with respect to any Pre-Closing Tax Period of any Group Company (including, for the avoidance of doubt, any Straddle Period).

(f) No Code Section 338 or 336 Election. Buyer shall not make, or permit to be made, any election under Section 338 or 336 of the Code or any similar provision of state, local, or non-U.S. Legal Requirements with respect to the transactions contemplated hereby.

(g) Cooperation and Tax Record Retention. The Parties shall promptly furnish to each other such information as either may reasonably request with respect to Tax matters relating to the Group Companies and Blockers for any taxable period beginning before the Closing Date, including by providing reasonable access to relevant books and records and making employees of the other Parties and the Group Companies reasonably available to provide additional information and explanation of any materials provided hereunder at the requesting Party’s expense. Notwithstanding anything else contained herein to the contrary, Buyer shall retain all books and records with respect to Tax matters pertinent to the Group Companies and Blockers relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (taking into account any extensions thereof) applicable to such taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority.

(h) Intended Income Tax Treatment; Purchase Price Allocation.

(i) For U.S. federal Income Tax purposes:

(A) the Company has been historically classified as a partnership (the “Partnership”), and each Blocker has been historically classified as an association taxable as a corporation;

(B) the Parties intend that each of the TSG Splitter I First Tier Distribution (as defined on Exhibit A), the TSG Splitter II First Tier Distribution (as defined on Exhibit A), the TSG Splitter I Second Tier Distribution (as defined on Exhibit A), the TSG Splitter II Second Tier Distribution (as defined on Exhibit A) and the CCP Splitter Distribution (as defined on Exhibit A) constitute a distribution by a partnership to a partner in which neither gain nor loss is recognized pursuant to Section 731 of the Code;

(C) the Parties intend that the Blocker Merger qualify as a reorganization within the meaning of Section 368(a) of the Code; and

(D) the Parties intend that the Company Merger be treated (I) as to the cash requisite for repayment of the Payoff Debt and the payment of the Company Transaction Expenses, as a contribution of cash by the Surviving Blocker to the Partnership in respect of its partnership interest in the Partnership represented by the Blocker Owned Units, and (II) as to the aggregate Per Holder Closing Consideration and the aggregate Per Holder Additional Consideration paid or to be paid to the holders of Company Units (other than the Blocker Owned Units), as a sale by each holder of Company Units (other than the Blocker Owned Units) of a partnership interest in the Partnership and a purchase by the Surviving Blocker of an undivided interest in the assets of the Group Companies in a manner described in Revenue Ruling 99-6 (Situation 1).

(ii) In respect of the Blocker Merger, the Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(iii) Within ninety (90) days following the final determination of the Final Closing Statement, the Sellers’ Representative shall prepare a draft of an allocation of the portion of the purchase price (as determined for Tax purposes) allocable to the acquisition of the Company Units pursuant to the Company Merger among the underlying assets of the applicable Group Companies (the “Purchase Price Allocation”) in accordance with applicable Legal Requirements and the principles on the schedule attached hereto as Exhibit I (the “Purchase Price Allocation Methodology Schedule”). Buyer shall have the right to review the Purchase Price Allocation and provide any comments with respect thereto. If Buyer does not provide any comments to the draft Purchase Price Allocation within thirty (30) days of receipt, then such draft Purchase Price Allocation shall become final and binding on the Parties. If Buyer provides Sellers’ Representative with comments to the draft Purchase Price Allocation within thirty (30) days of receipt, then the Parties agree to act in good faith to resolve any differences between them with respect to determining the final Purchase Price Allocation. In the event that agreement cannot be reached within fifteen (15) days following Buyer’s delivery of comments to Sellers’ Representative, the Parties shall promptly submit any unresolved disputes to the Accounting Firm for determination pursuant to the procedure provide in Section 2.15(d), mutatis mutandis, and in accordance with applicable Legal Requirements and the Purchase Price Allocation Methodology Schedule. The Purchase Price Allocation shall be updated from time to time to reflect adjustments to the purchase price (for Tax purposes) in a manner consistent with this Section 6.08(h).

(iv) The Parties and their Affiliates shall file all Tax Returns in a manner consistent with this Section 6.08(h) (including the Purchase Price Allocation, as finally determined pursuant to the procedures set forth in this Section 6.08(h)) except as otherwise required pursuant to a final determination of a Governmental Authority.

(i) Blocker Tax Assets.

(i) (A) TSG Blocker Seller shall be entitled to the amount of any Income Tax refunds listed on Section 6.08(i)(i)(A) of the Disclosure Schedule or any Tax credits received in lieu thereof (and any interest in connection therewith) that are received in respect of a Pre-Closing Tax Period of TSG Blocker by Buyer, the Surviving Blocker or any of their Affiliates after the Closing and (B) CCP Blocker Seller shall be entitled to the amount of any Income Tax refunds listed on Section 6.08(i)(i)(B) of the Disclosure Schedule or any Tax credits received in lieu thereof (and any interest in connection therewith) that are received in respect of a Pre-Closing Tax Period of CCP Blocker by Buyer, the Surviving Blocker or any of their Affiliates after the Closing (each, a “Tax Refund”); provided, however, any such Tax Refunds shall be for the account of Buyer (and not for the account of the Seller) to the extent they (i) were included as an asset in the preparation of the Final Closing Statement, (ii) are attributable to the carryback of any Tax attribute generated after the Closing Date, (iii) relate to Taxes that were not paid prior to the Closing or otherwise borne by the Seller Parties, or (iv) are required to be paid to any other Person pursuant to any contract entered into by the Company on or prior to Closing or pursuant to any applicable Legal Requirement. Refunds for Straddle Periods shall be computed and apportioned in a manner consistent with Section 6.08(d). In the event any Tax Refund is subsequently disallowed or determined to be an amount less than the amount taken into account to make a payment pursuant to this Section 6.08(i), the applicable Seller Parties shall promptly return such excess to Buyer along with any applicable Taxes, interest and penalties imposed with respect thereto.

(ii) Buyer shall promptly pay, or cause to be paid, over to TSG Blocker Seller or CCP Blocker Seller, as applicable, by wire transfer of immediately available funds, any such amounts, net of any out-of-pocket costs and Taxes attributable to receiving such Tax Refund, that TSG Blocker Seller or CCP Blocker Seller, as applicable, is entitled to pursuant to Section 6.08(i) within five (5) Business Days after the actual receipt of such Tax Refund (or with respect to any Tax Refund that is a Tax credit received in lieu of a Tax Refund, upon the filing of the applicable Tax Return electing to apply such Tax Refund as a credit).

(iii) Any amounts paid to a Blocker Seller pursuant to this Section 6.08(i) will be treated as an adjustment to the purchase price for the equity of the applicable Blocker for applicable Tax purposes unless otherwise required by applicable Legal Requirements.

(iv) Buyer, Blockers and their Affiliates shall use commercially reasonable efforts to promptly obtain, or cause to be obtained, or take such other actions as reasonably requested by the Sellers’ Representative to obtain, any reasonably available Tax Refund.

(j) Tax Certificates. At or prior to the Closing, each Blocker will provide Buyer with a certificate of such Blocker complying with Sections 1.897-2(h) and 1.1445-2(c) of the Code. Notwithstanding anything to the contrary herein, Buyer’s only remedy for a Blocker’s failure to provide such form will be to withhold from the payments to be made by Buyer pursuant to this Agreement any required withholding Tax under Section 1445 of the Code. Following the Closing, Buyer shall provide the Sellers’ Representative with copies of notices timely sent to the Internal Revenue Service, which notices satisfy the requirement set forth in Section 1.897-2(h)(2) of the Code.

(k) Tax Sharing Agreements. All Tax Sharing Agreements shall terminate as of the Closing Date and shall no longer be of any force or effect with respect to the Company and the Blockers following such termination.

Section 6.09 Access to Records after Closing. For a period of seven (7) years after the Closing Date, Buyer shall cause Blockers and the Group Companies to provide the Sellers’ Representative and its Representatives with reasonable access to all of the books and records of Blockers and the Group Companies, to the extent that such access may reasonably be required by such parties in connection with matters relating to or affected by the operations of Blockers and/or the Group Companies prior to the Closing. Such access will be afforded by the Surviving Company upon receipt of reasonable advance notice, during normal business hours and in a manner that does not unreasonably interfere with the normal operations of Blockers and/or the Group Companies. If the Surviving Company will desire to dispose of any such books and records prior to the expiration of such seven (7)-year period, the Surviving Company will, prior to such disposition, notify the Sellers’ Representative and give the Sellers’ Representative and its authorized Representatives a reasonable opportunity to segregate and remove such books and records as such parties may select. Notwithstanding the foregoing, such access shall not be available to the extent such access (a) would result in the disclosure of any Trade Secrets or other Intellectual Property of any third party, (b) would jeopardize any attorney-client, work product or other legal privilege, (c) would contravene any applicable Legal Requirement, including any privacy law, (d) would violate any bona fide Contractual Obligation of confidentiality or non-disclosure to any unaffiliated third party, or (e) is related to a claim or dispute arising under this Agreement, the Confidentiality Agreement or any Ancillary Agreement.

Section 6.10 Employees; Benefits; 280G.

(a) For one year following the Closing Date (or, if shorter, the applicable employee’s period of employment), Buyer shall, or shall cause the Group Companies to, provide employees of the Group Companies as of immediately prior to the Closing Date (“Covered Employees”) (i) base rates of pay and target cash bonus opportunities (but excluding change-in-control, retention and equity-related bonus opportunities) that are, in each case, no less favorable than that provided to such Covered Employee immediately prior to the Closing Date and (ii) qualified defined contribution retirement and health and welfare employee benefits (excluding equity-related benefits) substantially comparable, in the aggregate, to those provided by the Group Companies immediately prior to the Closing Date.

(b) Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to recognize the prior service and seniority of each Covered Employee as if such service had been performed with, and such seniority had been earned with, Buyer and its Affiliates for vesting and eligibility purposes (but not for benefit accrual purposes) under the benefit plans and vacation plans, programs and policies of Buyer or its Affiliates, as applicable, provided by Buyer or its Affiliates to the Covered Employees following the Closing, to the same extent such service and seniority is recognized by Seller Parties or its Affiliates (including the Group Companies) immediately prior to the Closing; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(c) With respect to any health or welfare plan maintained by Buyer or any of its Affiliates in which Covered Employees are eligible to participate after the Closing, Buyer shall, and shall cause its Affiliates to for the calendar year in which the Closing occurs: (i) use commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Covered Employees and their covered dependents to the extent such conditions and exclusions were satisfied or did not apply to such Covered Employees or their covered dependents under similar health or welfare plans maintained by any Seller Party or any of its Affiliates (including the Group Companies) immediately prior to the Closing and (ii) use commercially reasonable efforts to provide each Covered Employee and his or her covered dependents with credit for any co-payments and deductibles paid by such Covered Employee or his or her covered dependents in the plan year in which the Closing occurs prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) No provision of this Agreement shall (i) create any third-party beneficiary or other rights in any current or former employee, director, officer or independent contractor of the Group Companies to enforce the provisions of this Section 6.10, (ii) be construed as an amendment, waiver or creation of any Benefit Plan or other employee benefit plan, (iii) limit in any way the right of the Group Companies, Buyer, or their respective Affiliates to amend or terminate any Benefit Plan at any time, or (iv) create any right to employment, continued employment, or any term or condition of employment with the Group Companies, Buyer, or their respective Affiliates.

(e) Prior to the Closing Date, the Company will use commercially reasonable efforts to obtain, from each Person who is a “disqualified individual” (as defined in Treas. Reg. 1.280G-1) of JHCC Management, Inc. (each, a “Disqualified Individual”) who would reasonably be expected to receive payments and/or benefits that would constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”), waivers that provide that the portion of the Parachute Payments that exceeds three (3) times the applicable Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3)) (the “Excess Payments”) shall, in the absence of approval by stockholders of JHCC Management Inc. in a manner that satisfies Section 280G(b)(5)(B) and the final regulations issued thereunder, not be paid to or retained by such Disqualified Individual to the extent such Excess Payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of an excise tax under Section 4999 of the Code on such Disqualified Individual (the “280G Waivers”); provided, that in no event will this Section 6.10(e) be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company or any Subsidiary thereof and in no event will the Company be deemed in breach of this Section 6.10(e) if any such Person refuses to waive any such rights. Following the execution of the Section 280G Waivers, if any, and prior to the Closing Date, JHCC Management Inc. will submit for approval, in a manner intended to satisfy Section 280G(b)(5)(B) of the Code and the final regulations issued thereunder, the right of such Disqualified Individuals to receive or retain, as applicable, the Excess Payments otherwise waived pursuant to the Section 280G Waivers. The Company will forward to Buyer and its Representatives prior to submission to the applicable shareholders copies of all documents prepared by the Company in connection with this Section 6.10(e) and shall consider in good faith any comments made by Buyer or its Representatives regarding the contents of such documents. To the extent any arrangements are entered into at the direction of Buyer or its Affiliates or between Buyer and/or its Affiliates, on the one hand, and a Disqualified Individual on the other hand (the “Buyer Arrangements”), Buyer shall provide to the Company copies of such Buyer Arrangements (or the material terms thereof to the extent no contract, agreement or plan exists or has been drafted to date) to the Company at least five (5) Business Days before the Closing Date. In the event that Buyer provides to the Company, no less than five (5) Business Days prior to the Closing Date, a written description of any Buyer Arrangements, the Company shall include such description in any materials disclosed to shareholders in connection with soliciting approval of the Excess Payments in accordance with this Section 6.10(e) to the extent such amounts are “Excess Payments”; provided, the failure to include the Buyer Arrangements in the shareholder voting materials described in this Section 6.10(e) due to Buyer’s failure to timely provide such Buyer Arrangements in accordance with this Section 6.10(e) will not result in a breach of the covenants set forth in this Section 6.10(e).

Section 6.11 Cooperation.

(a) Until the Closing, the Sellers’ Representative, the Company, the Blocker Sellers and the Blockers shall, and shall cause the other Seller Parties to, use commercially reasonable efforts to cause their and their respective Representatives to, in each case use commercially reasonable efforts to provide to Buyer such cooperation as is reasonably requested by Buyer, or as otherwise reasonably necessary, in connection with the arrangement, syndication and consummation of any financing sufficient to enable Buyer to consummate transactions contemplated by this Agreement in accordance with the terms hereof, including for greater certainty, any permanent financing to repay amounts drawn or commitments under the Debt Commitment Letter (the “Financing”), including the following:

(i) providing Buyer and its Representatives with (and permitting, on reasonable terms, the inclusion in any Marketing Materials or public disclosure documents of Buyer) the Financial Statements and such financial and other pertinent information regarding the Group Companies and the transactions contemplated by this Agreement as may be reasonably requested by Buyer in connection with the Financing, including in connection with (1) the preparation of rating agency and investor presentations, offering documents, prospectuses or registration statements, information memoranda, investor presentations, lender presentations and similar documents (collectively, “Marketing Materials”), (2) the preparation by Buyer of pro forma financial statements satisfying the reasonable requirements of the Financing Sources and (3) the Financing Sources’ due diligence investigations;

(ii) causing their Representatives (including designated members of the senior management team of the Group Companies) to participate, at reasonable times and locations and upon reasonable notice, in a reasonable but limited number of meetings, conference calls, presentations, due diligence sessions, rating agency and investor sessions and other marketing efforts or other syndication activities by Buyers and their Representatives with respect to the Financing in each case, only to the extent customarily needed for financings of such type;

(iii) using commercially reasonable efforts to obtain customary cooperation from any of its auditors and any other advisors to use any financial information or other expert information customarily included in Marketing Materials or customarily included in offering materials for financing transactions similar to the Financing and to the identification in Marketing Materials of each such advisor, including any consents from such auditors or other advisors with respect to the inclusion thereof in such Marketing Materials and customary comfort letters with respect to such information (and if required for the provision of such comfort letters, to provide customary management representation letters in support of the foregoing) and, if reasonably required in connection with the financings, using commercially reasonable efforts to cause such auditors or other advisors to provide reasonable attendance at due diligence sessions in support of the foregoing;

(iv) ensure that an officer of the applicable Group Company executes prior to the Closing customary “authorization” letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders; provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Group Companies and their Representatives from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith;

(v) assisting with the negotiation, preparation, execution and delivery of credit agreements, guarantees, pledges, security documents, certificates and other definitive documentation relating to the Financing, as may be reasonably requested by Buyer (including, in each case, any schedules thereto);

(vi) reasonably facilitating the pledge of collateral securing the Financing (including cooperation in connection with the pay-off of existing Debt and the release of related Encumbrances and termination of security interests on the Closing Date (including delivering prepayment or termination notices as required by the terms of any existing Debt and delivering payoff letters or UCC-3, PPSA or equivalent financing statements or termination notices));

(vii) taking all corporate, limited liability company and other equivalent actions reasonably requested by Buyer (which actions shall not be effective prior to the Closing) (A) to authorize the execution of, and entering into, by the Group Companies of each definitive document relating to the Financing to which it is specified to be a party and (B) to permit the consummation of the Financing and the granting and perfection of security interests in collateral with respect thereto; and

(viii) providing, no later than five (5) Business Days prior to the Closing Date, all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001.

(b) The Sellers’ Representative, the Company, the Blocker Sellers, TSG Blocker GP and the Blockers acknowledge that, in connection with the Financing, Buyer may, upon reasonable consultation with the Sellers’ Representative, have confidential discussions concerning this Agreement or the transactions contemplated by this Agreement with the Financing Sources and rating agencies and each of their agents and advisors prior to and during syndication of the Financing (including any replacement or alternative financing) and that confidential or otherwise non-public information may be provided to the Financing Sources and rating agencies and each of their agents and advisors, and each of the Sellers’ Representative, the Company, the Blocker Sellers, TSG Blocker GP and the Blockers consents, and confirms that the Company and the Group Companies have each consented to, Buyer and its Affiliates and Representatives having such discussions and providing such information; provided, that such Financing Sources and rating agencies and each of their respective agents and advisors agree to keep confidential any applicable confidential information concerning the Group Companies (including through “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda).

(c) Notwithstanding the foregoing, (A) such requested cooperation shall not (i) unreasonably disrupt the operations of the Group Companies, (ii) cause significant competitive harm to the Group Companies if the transactions contemplated by this Agreement are not consummated, or (iii) as determined by the Group Companies, be expected to conflict with or violate any applicable Legal Requirement or Contractual Obligation, (B) nothing in this Section 6.11 shall require cooperation to the extent that it would (y) cause any condition to the Closing set forth in Article VII to not be satisfied or (z) cause any breach of this Agreement, (C) none of the Group Companies shall be required to (1) pay any commitment or other similar fee prior to Closing, (2) incur or assume any liability in connection with the financings contemplated by the Financing prior to Closing, (3) deliver or obtain opinions of internal or external counsel, (4) provide access to or disclose information where the Group Companies determine that such access or disclosure could jeopardize the attorney-client privilege or contravene any Legal Requirement or Contractual Obligation, (5) deliver (x) any pro forma financial statements or other pro forma information or (y) any audited financial statements, to the extent not already available to the Group Companies or (6) waive or amend any terms of this Agreement or any other Contractual Obligation to which the Group Companies is party and (D) none of the Group Companies or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing agreement, with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing and the directors and managers of the Group Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, in each case which are effective prior to the Closing. To the extent that this Section 6.11 requires the Group Companies’ cooperation with respect to any of Buyer Entities’ obligations relating to the Financing, the Company shall be deemed to have complied with this Section 6.11 for purposes of Article VII of this Agreement if the Group Companies have provided Buyer Entities with the assistance required under this Section 6.11 with respect to the Financing. Notwithstanding anything to the contrary, the Group Companies shall be deemed to have complied with this Section 6.11 for all purposes of this Agreement (including Article VII) unless the Financing has not been obtained primarily as a result of the Group Companies’ willful breach of its obligations under this Section 6.11. The Company, on behalf of itself and the other Group Companies, hereby consents to the reasonable use, in a manner that does not harm or disparage the Group Companies, of the logos of the Group Companies in connection with the syndication, underwriting, marketing and consummation of the Financing; provided, that such logos are used solely in a manner that (i) does not violate any existing contractual obligation of the Group Companies, (ii) is not intended to, nor reasonably likely to, harm or disparage the Company, its reputation or goodwill, (iii) is in connection with a description of the Group Companies, their business or the transactions contemplated herein, and (iv) is factual and not in violation of any applicable Legal Requirements.

(d) Prior to the Closing, none of the Group Companies or their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 6.11 and any information utilized in connection therewith. None of the Group Companies shall have any liability to Buyer or any of its Affiliates in respect of any financial information or data (including any financial statements) or other information provided pursuant to this Section 6.11. Buyer shall indemnify, defend and hold harmless each of the Group Companies and their respective Representatives and Affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing, including the performance of their respective obligations under this Section 6.11 and any information utilized in connection therewith, except to the extent arising from the intentional misrepresentation, intentional breach, bad faith, willful misconduct or fraud of the Group Companies or their respective Representatives or Affiliates. Buyer shall, promptly upon request of any Group Company, reimburse the Group Companies for all reasonable and documented out-of-pocket costs and expenses incurred by the Group Companies (including those of their respective Representatives and Affiliates) in connection with the cooperation required by this Section 6.11 (including the Financial Review Costs), except in connection with any ordinary course preparation of any financial information, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein).

Section 6.12 Financing Efforts.

(a) In furtherance (and not in limitation) of the payment obligations of Buyer hereunder, including Section 2.14(b), Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to obtain the proceeds of the Financing on the terms and conditions described in the Debt Commitment Letter on or prior to the date upon which the Effective Time is required to occur pursuant to the terms hereof, in each case to the extent the proceeds thereof are required to consummate the transactions contemplated by this Agreement, including by using commercially reasonable efforts to (a) maintain in effect the Debt Commitment Letter (provided, that the Debt Commitment Letter may be amended, modified, waived or replaced as set forth below), (b) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Debt Agreements”) on the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) (or with conditions, taken as a whole, no less favorable to Buyer than the conditions in the Debt Commitment Letter as in effect as of the date hereof) and (c) satisfy on a timely basis (or obtain a waiver of) all conditions to funding in the Debt Commitment Letter and the Definitive Debt Agreements and comply with its obligations thereunder that are applicable to it and that are within its control. Without limiting the generality of the foregoing, in the event that all conditions Article VII and Article VIII hereof (other than those conditions which can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) have been satisfied or waived, and all of the conditions in the Debt Commitment Letter or the Definitive Debt Agreements have been satisfied, Buyer shall use its commercially reasonable efforts to consummate the Financing, to the extent the proceeds thereof are required to consummate the transactions contemplated by this Agreement.

(b) Buyer shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), permit any amendment or modification to, or any waiver of any provision or remedy under, or any replacement of, the Debt Commitment Letter or the Definitive Debt Agreements if such amendment, modification, waiver or replacement: (i) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing in a manner that would reasonably be expected to materially delay the consummation of the transactions contemplated by this Agreement, (ii) reduces the amount of the Financing to an amount that, together with Buyer’s and its Subsidiaries’ cash on hand and other available sources of funds, would be as of such date and as of the Effective Time less than the amount required to consummate the transactions contemplated by this Agreement, (iii) materially adversely affects the ability of Buyer to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Debt Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement; provided, that notwithstanding the foregoing, (x) Buyer may amend or amend and restate the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof and provide for the assignment of a portion of the Financing commitments thereunder to additional lenders and (y) upon any such amendment, supplement, replacement or modification, the terms “Debt Commitment Letter” and “Definitive Debt Agreements” shall mean the Debt Commitment Letter or Definitive Debt Agreements, as applicable, as so amended, replaced, supplemented or modified. Buyer shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(c) Buyer shall have the right to obtain alternative sources of financing in lieu of all or a portion of the Financing (a “Substitute Financing”); provided that such Substitute Financing comply with the requirements set forth in Section 6.12(b). For the purposes of this Agreement, references to “Financing” shall include any Substitute Financing obtained in accordance with this Section 6.12(c) and “Debt Commitment Letter” and “Definitive Debt Agreements” shall be deemed to include, respectively, such documents entered into with respect to any Substitute Financing arranged in compliance herewith.

(d) Upon written request of the Company, Buyer shall keep the Company reasonably informed on a regular basis of the status of the Financing, including any Substitute Financing. Without limiting the generality of the foregoing, Buyer shall provide the Company with prompt notice of any actual or written threat of material breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt Agreement if such breach, default, termination or repudiation would reasonably be expected to prevent or materially delay the ability of Buyer to consummate the Closing.

(e) Each of Buyer Entity hereby acknowledges and agrees that obtaining the Financing or any other debt, equity or other financing is not a condition to the consummation of the transactions contemplated by this Agreement

Section 6.13 Representations and Warranties Insurance. To the extent a Buyer Entity obtains a buyer-side representations and warranties insurance policy in connection with this Agreement and the transactions contemplated hereby (an “RWI Policy”), (a) such RWI Policy shall be on substantially the same terms as those set forth in Exhibit J attached hereto, including with respect to the insurer’s subrogation rights against any Seller Party or any of their respective Related Persons, and (b) such Buyer Entity shall not amend any of the provisions of such RWI Policy with respect to the insurer’s subrogation rights against any Seller Party or any of their respective Related Persons without the prior written consent of the Sellers’ Representative.

Section 6.14 Estoppel Certificates. Upon Buyer’s request, each applicable Group Company shall use commercially reasonable efforts to deliver to Buyer an estoppel certificate from the landlord under each Material Lease, which shall confirm that, to the landlord’s knowledge, neither the landlord nor the tenant is in default under the Lease and shall otherwise be in form and substance reasonably acceptable to Buyer. For the avoidance of doubt, the parties acknowledge and agree that (a) obtaining the estoppel certificates is not a condition to the Closing, and the failure to obtain any estoppel certificate by the Group Companies, will not constitute a breach of this Section 6.14, modify their obligations, or increase any of their liability, with respect to the transactions contemplated hereby, and (b) this Section 6.14 shall not require the Group Companies to pay any fees, expenses or other amounts to obtain any such estoppel certificates.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS

OF THE BUYER ENTITIES AT THE CLOSING.

The obligation of the Buyer Entities to consummate the transactions contemplated hereby is subject to the fulfillment, or (to the extent legally permissible) waiver by Buyer, of each of the following conditions:

Section 7.01 Representations and Warranties. (a) The representations and warranties set forth in Section 3.01, Section 3.02, Section 3.04(b)(iv), Section 3.05(c)-(e), Section 3.21, Section 4.01, Section 4.02, Section 4.04(b) and Section 4.06 shall be true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers) in all material respects on the Closing Date as if remade on such date (other than those made as of a specified date, which will be true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers) in all material respects as of such specified date), (b) the representations and warranties set forth in Section 3.05(a)-(b) and Section 4.07 shall be true and correct in all respects (but for de minimis inaccuracies) on the Closing Date as if remade on such date (other than those made as of a specified date, which will be true and correct in all respects (but for de minimis inaccuracies) as of such specified date), and (c) all other representations and warranties made by the Company, each Blocker Seller and TSG Blocker GP in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers, other than with respect to Section 3.06 and clause (a) of Section 3.08) on the Closing Date as if remade on such date (other than those made as of a specified date, which will be true and correct as of such specified date), except, in the case of this clause (c) (other than with respect to clause (a) of Section 3.08), to the extent the failure of such representations and warranties to be so true and correct, individually or in the aggregate, will not have had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 7.02 Performance. Each Blocker Seller, TSG Blocker GP and the Company will have performed and complied, and are performing and in compliance, in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing; provided, that with respect to agreements, obligations and covenants that are qualified by materiality, such Blocker Seller, TSG Blocker GP or the Company, as applicable, will have performed and complied, and is performing and complying, therewith, as so qualified, in all respects.

Section 7.03 Compliance Certificate. Each Blocker Seller, TSG Blocker GP and the Company will have delivered to Buyer a certificate, in the form of Exhibit G, dated as of the Closing Date, signed by a duly authorized Representative of each Blocker Seller, TSG Blocker GP and the Company, certifying that the conditions set forth in Section 7.01, Section 7.02 and Section 7.06 have been satisfied with respect to such Blocker Seller, TSG Blocker GP and the Company, as applicable.

Section 7.04 Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any related voluntary commitments or agreements with any Governmental Authority) under the HSR Act or any other applicable Antitrust Laws will have expired or otherwise been terminated.

Section 7.05 No Injunction. There will be no Government Order in effect which would prevent consummation of the transactions contemplated hereby.

Section 7.06 No Material Adverse Effect. From the date of this Agreement, there will not have occurred any Material Adverse Effect.

Section 7.07 Closing Deliveries. The Company will have delivered or caused to be delivered to Buyer each of the deliveries set forth in Section 2.14(c). Blocker Sellers and TSG Blocker GP will have delivered or caused to be delivered each of the items set forth in Section 2.14(d).

ARTICLE VIII

CONDITIONS TO BLOCKER SELLERS’, TSG BLOCKER GP’S

AND THE COMPANY’S OBLIGATIONS AT THE CLOSING.

The obligation of each Blocker Seller, TSG Blocker GP and the Company to consummate the transactions contemplated hereby is subject to the fulfillment, or (to the extent legally permissible) waiver by the Company, of each of the following conditions:

Section 8.01 Representations and Warranties. The representations and warranties of the Buyer Entities contained in this Agreement will be true and correct on the Closing Date as if remade on such date (other than those made as of a specified date, which will be true and correct as of such specified date), except for such failures to be true and correct that do not, and would not reasonably be expected to, restrain, enjoin or have a material adverse effect on the ability of the Buyer Entities to consummate the transactions contemplated hereby.

Section 8.02 Performance. The Buyer Entities will have performed and complied, and are performing and in compliance, in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing; provided, that with respect to agreements, obligations and covenants that are qualified by materiality, such Buyer Entity will have performed and complied, and is performing and complying, therewith, as so qualified, in all respects.

Section 8.03 Compliance Certificate. The Buyer Entities will have delivered to the Company and Blocker Sellers a certificate addressed to the Company and Blocker Sellers in the form of Exhibit H, dated as of the Closing Date, signed by a duly authorized Representative of Buyer, certifying that the conditions set forth in Section 8.01 and Section 8.02 have been satisfied.

Section 8.04 Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any related voluntary commitments or agreements with any Governmental Authority) under the HSR Act or any other applicable Antitrust Laws will have expired or otherwise been terminated.

Section 8.05 No Injunction. There will be no Government Order in effect which would prevent consummation of the transactions contemplated hereby.

Section 8.06 Closing Deliveries. The Buyer Entities will have delivered or caused to be delivered to the Company each of the deliveries set forth in Section 2.14(b).

ARTICLE IX

TERMINATION

Section 9.01 Termination of Agreement. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company if a final, non-appealable Government Order permanently enjoining or otherwise prohibiting the transactions contemplated hereby has been issued by a Governmental Authority of competent jurisdiction;

(c) by either Buyer or the Company if the Closing has not occurred on or before 5:00 p.m. (Eastern Time) on April 29, 2026, which date may be extended from time to time by mutual written consent of Buyer and the Company (such date, as so extended from time to time, the “Termination Date”); provided, that the Termination Date shall automatically extend by up to two periods of six (6) months if, as of the then-applicable Termination Date, all conditions to Closing set forth in Article VII and Article VIII (other than (i) those set forth in Section 7.04 or Section 8.04 or (ii) Section 7.05 or Section 8.05, to the extent the conditions in referenced in this clause (ii) have not been satisfied due to the failure to receive any required antitrust, competition or other regulatory clearance, non-objection or approval from a Governmental Authority of competent jurisdiction) have been satisfied or, with respect to those conditions which can only be satisfied at the Closing, are then capable of being satisfied; provided, further, that neither Buyer nor the Company may terminate this Agreement pursuant to this Section 9.01(c) if (x) in the case of Buyer, any Buyer Entity or (y) in the case of the Company, any of the Company, TSG Blocker GP or a Blocker Seller is in material breach of any of its obligations hereunder and such material breach would cause, or would result in, the failure of the Company Merger to be consummated prior to the Termination Date;

(d) by the Company if (i) any of the representations and warranties of any of the Buyer Entities contained in this Agreement are not true and correct such that the condition set forth in Section 8.01 would not be satisfied or (ii) Buyer or Merger Sub has breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.02 would not be satisfied and such failure or breach with respect to any such representation, warranty or obligation (A) cannot be cured or, (B) if curable, continues unremedied at the earlier of the Termination Date and the thirtieth (30th) day following written notice by the Company of such breach; or

(e) by Buyer if (i) any of the representations and warranties of a Blocker Seller, TSG Blocker GP or the Company contained in this Agreement are not true and correct such that the condition set forth in Section 7.01 would not be satisfied or (ii) a Blocker Seller, TSG Blocker GP or the Company has breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.02 would not be satisfied, and such failure or breach with respect to any such representation, warranty or obligation (A) cannot be cured or, (B) if curable, continues unremedied at the earlier of the Termination Date and the thirtieth (30th) day following written notice by Buyer of such breach.

Any Party desiring to terminate this Agreement will give written notice of such termination to the other Parties.

Section 9.02 Effect of Termination. In the event of a termination of this Agreement pursuant to Section 9.01, this Agreement (other than the provisions of this Article IX, Section 6.05 (Public Announcements; Confidentiality), Section 6.06 (Expenses) and Article X (Miscellaneous), as well as any defined terms used in such sections, which will survive such termination) will then be null and void and have no further force and effect and all other rights and Liabilities of the Parties hereunder will terminate without any Liability of any Party to any other Party or other Person, except for Liabilities arising in respect of Willful Breaches under this Agreement by any Party prior to such termination. For purposes of this Agreement, “Willful Breach” means (a) with respect to either Blocker Seller, TSG Blocker GP or any Group Company, (i) a deliberate act or a deliberate failure to act authorized by an individual specifically referenced in the definition of “Company’s Knowledge” (each, a “Knowledge Party”) or any other individual authorized to act for such Blocker Seller, TSG Blocker GP or Group Company, which act or failure to act constitutes in and of itself a material breach of this Agreement, and (ii) such Knowledge Party or such authorized individual actually knew (or that such Person acting reasonably under the circumstances should have known) as of the time of such action or inaction that such act or failure to act constitutes or would be reasonably expected to result in a material breach of this Agreement and (b) with respect to any of the Buyer Entities, (i) a deliberate act or a deliberate failure to act authorized by an individual authorized to act for such Buyer Entity, which act or failure to act constitutes in and of itself a material breach of this Agreement and (ii) such authorized individual actually knew (or that such Person acting reasonably under the circumstances should have known) as of the time of such action or inaction that such act or failure to act constitutes or would be reasonably expected to result in a material breach of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Survival. The Parties hereto, intending to modify any applicable statute of limitations, agree that the representations, warranties, covenants and agreements of Buyer, each Blocker Seller, TSG Blocker GP and the Company contained in this Agreement or any certificate delivered under Article VII or Article VIII, as applicable, of this Agreement shall not survive beyond the Closing, such that no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought after the Closing with respect thereto against any of Buyer, the Seller Parties, or the Sellers’ Representative or any of their respective Related Persons, and there shall be no Liability in respect thereof, whether such Liability has accrued prior to, as of or after the Closing, on the part of Buyer, any Blocker Seller, TSG Blocker GP, any Blocker, any Group Company, the Seller Parties, the Sellers’ Representative or any of their respective Related Persons, except for those covenants and agreements of Buyer, the Blocker Sellers, TSG Blocker GP or the Sellers’ Representative contained herein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants and agreements shall survive the Closing in accordance with their respective terms only to the extent and for such period as shall be required for Buyer, the Blocker Sellers, TSG Blocker GP or the Sellers’ Representative to complete the performance required thereby). It is understood and agreed that nothing in this Section 10.01 is intended to affect or limit the ability of Buyer to recover under any RWI Policy.

Section 10.02 Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by email. Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, (c) upon transmission, if sent by email (provided, that no “message undeliverable” or similar automatic notification is received by the sender) or (d) five (5) Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or to such other address or addresses or numbers as such Party may subsequently designate to the other parties by notice given hereunder:

If to the Sellers’ Representative, or, prior to the Closing, to the Company, a Blocker, a Blocker Seller or TSG Blocker GP, to:

TSG8 Parallel L.P.

1100 Larkspur Landing Circle, Suite 360

Larkspur, CA 94939

Attention: Pierre LeComte; Erik Johnson; Sean Sullivan

Email: [Redacted – Personal information]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199-3600

Attention: Paul F. Van Houten, Alexander (Sandy) J. Boer

Email: [Redacted – Personal information]

If to Buyer or Merger Sub or, after the Closing, to the Surviving Blocker or the Surviving Company, to:

The Boyd Group (U.S.) Inc.

400 West Grand Avenue

Elmhurst, IL 60126

Attention: Samuel Freeman, Peter Toni

Email: [Redacted – Personal information]

with a copy (which shall not constitute notice) to:

Massumi + Consoli LLP

2029 Century Park East, Suite 280

Los Angeles, CA 90067

Attention: James Morrissey; Michael Young, P.C.; Dov Kogen

E-mail: [Redacted – Personal information]

Each of the parties to this Agreement may specify a different address or addresses by giving notice in accordance with this Section 10.02 to each of the other parties hereto.

Section 10.03 Succession and Assignment; No Third-Party Beneficiaries. This Agreement is binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a Party for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any attempt to do so will be null and void ab initio; provided, that Buyer may assign (a) any or all of its rights and obligations hereunder or under any Ancillary Agreement, in whole or in part, to any of its Affiliates or in connection with any disposition or transfer of all or any portion of the Group Companies or the business of the Group Companies in any form of sale transaction, so long as Buyer remains responsible for its obligations hereunder and thereunder or (b) any or all of its rights under this Agreement or any Ancillary Agreement, but not its obligations under this Agreement or such Ancillary Agreement, to any of its lenders (including any Financing Source) as collateral security pursuant to the terms of any debt financing arranged in order to consummate the transactions contemplated hereby, in each case, without the consent of any other Person. Except as expressly provided herein (including in this Section 10.03, Section 10.04, Section 10.14, Section 10.16 and Section 6.07), this Agreement is for the sole benefit of the Parties and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing sentence, it is hereby acknowledged and agreed by the Parties that each of the Seller Parties is intended to be an express third-party beneficiary of the right to receive, subject to the terms and conditions of this Agreement, the consideration due such Seller Party under Article II and any additional amounts payable thereto under this Agreement. The rights granted pursuant to the immediately preceding sentence of this Section 10.03 will be Enforceable only by the Sellers’ Representative in its sole and absolute discretion, on behalf of the Seller Parties.

Section 10.04 Amendments and Waivers. Subject to Section 10.16(i), no amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer, the Company and the Sellers’ Representative, or in the case of a waiver, by the Party against whom the waiver is to be effective (with the Sellers’ Representative acting on behalf of each Blocker Seller, TSG Blocker GP and the Company after the Closing). No waiver by any Party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

Section 10.05 Entire Agreement. This Agreement, together with the other Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement among the Parties and their respective Affiliates with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

Section 10.06 Counterparts; Signature. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. This Agreement will become effective when duly executed and delivered by each Party. Counterpart signature pages to this Agreement may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

Section 10.07 Provisions Concerning the Sellers’ Representative.

(a) Appointment. By voting in favor of or consenting to the adoption of this Agreement or delivering a completed Letter of Transmittal, and without any further act of any of the Seller Parties, each Seller Party shall be deemed to have approved the designation of, and hereby designates, TSG Blocker Seller to act as their true and lawful Representative, attorney-in-fact, agent and proxy (the “Sellers’ Representative”) under this Agreement, the Escrow Agreement and the Paying Agent Agreement, for and on behalf of the Seller Parties, to give and receive notices and communications and to take any and all action on behalf of the Seller Parties pursuant to this Agreement, the Escrow Agreement and the Paying Agent Agreement and in connection with the transactions contemplated hereby and thereby. The Person acting as the Sellers’ Representative may be changed from time to time by approval of the holders of a majority of the outstanding Company Units immediately prior to the Closing (prior to giving effect to the Pre-Closing Reorganization or the Blocker Purchase), upon not less than fifteen (15) days’ prior written notice to Buyer and the current Sellers’ Representative. Any vacancy in the position of the Sellers’ Representative may be filled by approval of the holders of a majority of the outstanding Company Units immediately prior to the Closing (prior to giving effect to the Pre-Closing Reorganization or the Blocker Purchase). No bond will be required of the Sellers’ Representative, and the Sellers’ Representative will not receive compensation for its services; provided, that the Sellers’ Representative will be entitled to reimbursement of expenses pursuant to Section 10.07(c). Notices or communications to or from the Sellers’ Representative will constitute notice to or from each of the Seller Parties.

(b) Actions of the Sellers’ Representative. A decision, act, consent or instruction of the Sellers’ Representative will constitute a decision of all of the Seller Parties and will be final, conclusive and binding upon each of the Seller Parties and Buyer may rely upon any such decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of each of the Seller Parties. Each of the Buyer Entities and the Surviving Company is hereby relieved from any liability to any Person for any acts done by any of the Buyer Entities and the Surviving Company in accordance with such decision, act, consent or instruction of the Sellers’ Representative. The Sellers’ Representative will not be held liable by any holder of Equity Interests of the Company or either Blocker for actions or omissions in exercising or failing to exercise all or any of the power and authority of the Sellers’ Representative pursuant to this Agreement, except in the case of the Sellers’ Representative’s willful misconduct. The Sellers’ Representative will be entitled to rely on the advice of counsel, public accountants or other experts that it reasonably determines to be experienced in the matter at issue, and will not be liable to any holder of Equity Interests of either Blocker or any holder of Equity Interests of the Company for any action taken or omitted to be taken in good faith based on such advice. The Sellers’ Representative is serving in its capacity as such solely for purposes of administrative convenience, and is not personally liable in such capacity for any of the obligations of any holder of Equity Interests of either Blocker or any holder of Equity Interests of the Company hereunder, and Buyer agrees that it will not look to the personal assets of the Sellers’ Representative, acting in such capacity, for the satisfaction of any obligations to be performed by any of the holders of Equity Interests of either Blocker or any holder of Equity Interests of the Company hereunder.

(c) Sellers’ Representative Expense Fund Amount. The Sellers’ Representative Expense Amount will be used to pay costs, fees and expenses incurred by or for the benefit of the Seller Parties on or after the Closing Date and will be paid or distributed at the direction of the Sellers’ Representative. In the event that any amount is owed by the Sellers’ Representative, whether for fees, expense reimbursement or otherwise, that is in excess of the Sellers’ Representative Expense Amount (or after any or all of the Sellers’ Representative Expense Amount has been dispersed to the Seller Parties), the Sellers’ Representative will be entitled to be reimbursed by the Seller Parties for the shortfall. For Tax purposes, the Sellers’ Representative Expense Amount will be treated as having been received and voluntarily set aside by the Seller Parties at the Closing.

Section 10.08 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and Enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

Section 10.09 Governing Law. This Agreement, the rights of the parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 10.10 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Subject to the provisions of Section 2.15(d) (which will govern any dispute arising thereunder), each of the parties to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in the State of Delaware and the state courts of the State of Delaware for the purpose of any Action among any of the Parties, including without limitation any such Action relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby, (ii) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement, any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a Party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Venue. Each of the Parties agrees that for any Action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby, such Party shall bring such Action only in the State of Delaware. Notwithstanding the previous sentence a Party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each Party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each of the Parties hereby (i) consents to service of process in any Action among any of the Parties hereto relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.02, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 10.11 Certain Matters of Construction.

(a) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(b) Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content of the Sections or subsections of this Agreement and shall not affect the construction hereof.

(c) Except as otherwise explicitly specified to the contrary herein, (i) the words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement and reference to a particular Section of this Agreement shall include all subsections thereof, (ii) references to a Section, Exhibit, Annex or Schedule means a Section of, or Exhibit, Annex or Schedule to this

Agreement, unless another agreement is specified, (iii) definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender, (iv) the word “including” means including without limitation, (v) any reference to “$” or “dollars” means United States dollars, (vi) references to a particular law or regulation include such law or regulation and all rules and regulations thereunder and any successor law, rule or regulation, in each case as amended or otherwise modified from time to time, (vii) references to a particular agreement or other document as of a given date means the agreement or other document as amended, supplemented and modified from time to time through such date and (viii) references to “ordinary course” or “ordinary course of business” shall refer to the ordinary course of business of the Group Companies, consistent with past practice; (ix) the word “will” shall be constructed to have the same meaning as “shall”.

(d) Unless the context clearly requires otherwise, when used herein “or” and “either” shall not be exclusive (i.e., “or” or “either” shall mean “and/or/either”).

(e) For purposes of this Agreement, if the Company or a Person acting on its behalf posts a document to the Data Room on behalf of the Company at least one (1) Business Day prior to the date hereof and such document remained accessible to Buyer through the Closing, such document shall be deemed to have been “delivered”, “furnished” or “made available” (or any phrase of similar import) to Buyer by the Seller Parties and the Company.

(f) Any reference herein to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into the Company or such Subsidiary.

(g) For the avoidance of doubt, each of the representations and warranties set forth in this Agreement or in any Ancillary Agreement shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement or any Ancillary Agreement to which such Person is a party in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, covenant or agreement.

Section 10.12 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 10.13 Specific Performance, etc.

(a) Each of the Parties agrees that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that it does not fully and timely perform its obligations under or in connection with this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement and the Closing) in accordance with its terms. Each of the Parties acknowledges and agrees that (i) the other Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages and without posting a bond or other surety, this being in addition to any other remedy to which such other parties are entitled under this Agreement and (ii) the right to obtain an injunction, specific performance, or other equitable relief is an integral part of the transactions contemplated hereby and without that right, none of the Parties would have entered into this Agreement.

(b) Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law.

Section 10.14 Limitation on Recourse. Notwithstanding anything to the contrary in this Agreement, no claim arising in whole or in part out of or related to this Agreement, the negotiation, interpretation, construction, validity or enforcement of this Agreement or the transactions contemplated hereby (whether sounding in contract, tort, statute or otherwise) shall be brought or maintained by or on behalf of any Party or their respective Affiliates or their respective successors or permitted assigns against any Person not a Party hereto. Without limitation of the foregoing, no claim described in the immediately preceding sentence shall be brought or maintained against any past, present or future officer, director, employee, agent, general or limited partner, manager, management company, member, stockholder, equity holder, controlling Person, Representative or Affiliate, or any heir, executor, administrator, successor or assign of any of the foregoing, of Buyer, each Blocker Seller, TSG Blocker GP, the Company, the Seller Parties, the Sellers’ Representative, any Financing Related Party or any of their respective Affiliates, as applicable, and no recourse shall be had against any of them in respect of any such claim, including in connection with any alleged misrepresentation or inaccuracy in or breach of or omission in any of the representations, warranties, covenants or agreements of any Party set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder. Notwithstanding the foregoing, nothing in this Section 10.14 will preclude any party to the Confidentiality Agreement or any Ancillary Agreement from making any claim thereunder against parties thereto, to the extent permitted therein.

Section 10.15 Disclosure Schedules. The Disclosure Schedules are arranged in sections corresponding to the Sections of this Agreement for the convenience of the Parties, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular representation or warranty in Article III or Article IV of this Agreement shall be deemed adequately disclosed as an exception with respect to all representations and warranties in Article III and Article IV of this Agreement to the extent that the relevance of such item to such other representations or warranties is reasonably apparent on the face of such disclosure. The Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations and warranties of each Blocker Seller, TSG Blocker GP or the Company, except as and to the extent expressly provided in this Agreement. The inclusion of any item in the Disclosure Schedules is not intended to imply that such item so included (or any non-disclosed item or information of comparable or greater significance) is or is not required to be disclosed in the Disclosure Schedules, is or is not material to a Blocker Seller, TSG Blocker GP, a Blocker or the Group Companies, or is within or outside of the ordinary course of business, and no Person may use the fact of the inclusion of any item in the Disclosure Schedules in any dispute or controversy involving such Person as to whether any obligation, item or matter not included in the Disclosure Schedules is or is not required to be disclosed therein, is or is not material to a Blocker Seller, TSG Blocker GP, a Blocker or the Group Companies, or is within or outside of the ordinary course of business. The information contained in this Agreement, in the Disclosure Schedules, and the Exhibits hereto and thereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third Person of any matter whatsoever, including any violation of any Legal Requirement or Contractual Obligation.

Section 10.16 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Company, each Blocker, each Blocker Seller and TSG Blocker GP hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Related Parties, arising out of or relating to, this Agreement, the Debt Commitment Letter (or any of the agreements entered into in connection with the Debt Commitment Letter), any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any court in the Province of Manitoba, and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the Legal Requirements of the Province of Manitoba (without giving effect to any conflicts of law principles that would result in the application of the Legal Requirements of another state), except as otherwise provided in the applicable documentation relating to any debt Financing, (c) agrees not to bring or support or permit any of its Subsidiaries to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Commitment Letter (or any of the agreements entered into in connection with the Debt Commitment Letter), any of the transactions contemplated hereby or thereby or the performance of any services thereunder, in any forum other than any court in the Province of Manitoba, (d) agrees that service of process in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.02, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirement, (g) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Legal Requirement trial by jury in any proceeding brought against any Financing Related Party in any way arising out of or relating to this Agreement, the Debt Commitment Letter (or any of the agreements entered into in connection with the Debt Commitment Letter), any of the transactions contemplated hereby or thereby or the performance of any services thereunder , (h) agrees that none of the Financing Related Parties shall have any liability to the Company, each Blocker, each Blocker Seller, each Seller Party, TSG Blocker GP or any of their Subsidiaries relating to or arising out of this Agreement , the Debt Commitment Letter (or any of the agreements entered into in connection with the Debt Commitment Letter), any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (and each of the Company, each Blocker, each Blocker Seller, each Seller Party and TSG Blocker GP on behalf of itself and its Subsidiaries and each of their respective Affiliates and their and their respective Affiliates’ Representatives, hereby acknowledges that they have no recourse against, and hereby waive any rights or claims against, the Financing Related Parties in connection therewith); provided, that nothing in this Agreement shall limit the liability of the Financing Sources under the Debt Commitment Letter (or any of the agreements entered into in connection with the Debt Commitment Letter), and (i) agrees that the Financing Related Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 10.03, Section 10.04, and this Section 10.16, and that the definition of “Financing Source”, the definition of “Financing Related Parties”, Section 10.03, Section 10.04, Section 10.14 and this Section 10.16 shall not be amended in any way adverse to any Financing Related Party without the prior written consent of the Financing Sources party to the Debt Commitment Letter.

Section 10.17 Attorney-Client Privilege; Waiver of Conflicts of Interest. Ropes & Gray LLP has acted as legal counsel to TSG Blocker Seller, TSG Blocker GP, the Company and certain of the Seller Parties prior to the Closing with respect to various matters, including the transactions contemplated hereby and by acting as legal counsel to certain of the Seller Parties and their Affiliates with respect to their investment in the Company, and may continue following the Closing to represent certain of the Sellers Parties and their Affiliates with respect to various matters, including the transactions contemplated hereby and their investment in the Company. Each of the Parties, on behalf of themselves and each of their respective Affiliates, hereby waives any conflicts of interest that may arise in connection with the representation by Ropes & Gray LLP of TSG Blocker Seller, TSG Blocker GP, the Company or any of the Seller Parties or their Affiliates with respect to the transactions contemplated hereby and acting as legal counsel to certain of the Seller Parties and their Affiliates with respect to their investment in the Company. All privileged communications that have arisen or may arise in the future between TSG Blocker Seller, TSG Blocker GP or any of the Group Companies, on the one hand, and Ropes & Gray LLP, on the other hand and that involve the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Sellers’ Representative, and no other Person shall have any access thereto. Furthermore, all privileged communications that have arisen or may arise in the future with respect to any representation by Ropes & Gray LLP of any Seller Party or any Affiliate thereof with respect to such Seller Party’s of Affiliate’s investment in the Company (including any that may have arisen or which may in the future arise in connection with the transactions contemplated hereby) shall be deemed to be attorney-client confidences that belong solely to such Seller Party or Affiliate, and no other Person shall have any access thereto. Without limitation of the foregoing, no Person may use or rely on any privileged communications described in the immediately preceding sentence in any claim, dispute, action, suit or proceeding against or involving any of the Seller Parties or any of their Affiliates (but without prejudice to Buyer’s or the Company’s rights to discovery under applicable law or to assert that any Seller Party waived the protection of the attorney-client privilege, work product privilege or any other applicable privilege or immunity). Notwithstanding the foregoing, if after the Closing a dispute arises between Buyer or one or more of its Subsidiaries (including the Group Companies), on the one hand, and a third party other than (and unaffiliated with) any of the Seller Parties or their Affiliates, on the other hand, then Buyer or such Subsidiary (to the extent applicable) may assert the attorney-client privilege, the work product privilege or any other applicable privilege or immunity to prevent disclosure to such third party of confidential communications by Ropes & Gray LLP; provided, that neither Buyer nor any of its Subsidiaries may waive such privilege without the prior written consent of the Sellers’ Representative. This Section 10.17 is for the benefit of the Sellers’ Representative and Ropes & Gray LLP, which is an intended third-party beneficiary of this Section 10.17. This Section 10.17 shall be irrevocable, and no term of this Section 10.17 may be amended, waived or modified, without the prior written consent of the Sellers’ Representative and Ropes & Gray LLP.

Section 10.18 Release.

(a) Effective upon the Company Merger Effective Time, the Sellers’ Representative, TSG Blocker GP and each Blocker Seller, for itself and on behalf of each of its former, present and future Subsidiaries and Affiliates and each of their current and former officers, directors, employees, members, advisors, successors and assigns (the Sellers’ Representative, TSG Blocker GP, each Blocker Seller and each of the foregoing, a “Seller Releasing Party”), hereby releases and forever discharges Buyer, the Surviving Blocker, the Surviving Company and its Subsidiaries and their respective Affiliates and each other Person who is now, or who will have been at any time prior to the Closing, an officer, director, direct or indirect stockholder, general partner, member or manager of Buyer, each Blocker, the Surviving Company or any of its present or former Subsidiaries or Affiliates (or a fiduciary of any employee benefit plan of the Company or any of its present or former Subsidiaries), and each Person controlling any of the foregoing Persons (each of the foregoing, a “Buyer Released Party”), from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Seller Releasing Parties had, now has or may in the future have, at law or in equity, against any Buyer Released Party prior to the Closing in any way arising out of, in connection with, pertaining to or by reason of the operation of the Group Companies’ business prior to the Closing or the applicable Seller Releasing Party’s status as a holder of Company Units (a “Seller Released Claim”), except for claims (i) arising under or in connection with this Agreement or any Ancillary Agreement entered into in connection herewith or (ii) for indemnification or insurance coverage contemplated by this Agreement (including Section 6.07). Each Blocker Seller, TSG Blocker GP and the Sellers’ Representative hereby acknowledges the release set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause its Subsidiaries not to, take any action inconsistent therewith (including commencing any Actions with respect to, or directly or indirectly transferring to another Person, any Seller Released Claim).

(b) Effective upon the Company Merger Effective Time, Buyer shall, and shall cause the Surviving Blocker, the Surviving Company and its Subsidiaries (Buyer and each of the foregoing, a “Buyer Releasing Party”) to, release and forever discharge the Sellers’ Representative, each Blocker Seller, TSG Blocker GP and each holder of Company Units (including each Blocker Seller) and each of their current and former officers, directors, employees, members, advisors, successors and assigns (each of the foregoing, a “Seller Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Buyer Releasing Parties had, now has or may in the future have, at law or in equity, against any such Seller Released Party prior to the Closing related to the ownership or operation of the Blockers, the Group Companies or their respective businesses (a “Buyer Released Claim”), except for claims arising under or in connection with this Agreement or any Ancillary Agreement entered into in connection herewith. Each of Buyer and its Affiliates hereby acknowledges the release set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause its Subsidiaries not to, take any action inconsistent therewith (including commencing any Actions with respect to, or directly or indirectly transferring to another Person, any Buyer Released Claim).

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Equity Purchase Agreement and Plan of Merger as of the date first written above.

SELLERS’ REPRESENTATIVE:	TSG8 PARALLEL L.P.

By: TSG8 Management L.P.
Its: General Partner

By: TSG8 Management GP L.P.
Its: General Partner

By: TSG8 Management GP Ltd.
Its: General Partner

	By:	(signed) “Erik Johnson”
Name: Erik Johnson
Title: Authorized Signatory

TSG BLOCKER SELLER:	TSG8 PARALLEL L.P.

By: TSG8 Management L.P.
Its: General Partner

By: TSG8 Management GP L.P.
Its: General Partner

By: TSG8 Management GP Ltd.
Its: General Partner

	By:	(signed) “Erik Johnson”
Name: Erik Johnson
Title: Authorized Signatory

[Signature Page to Equity Purchase Agreement and Plan of Merger]

TSG BLOCKER:	TSG8 PARALLEL WARHAWK BLOCKER L.P.

By: TSG8 Management L.P.
Its: General Partner

By: TSG8 Management GP L.P.
Its: General Partner

By: TSG8 Management GP Ltd.
Its: General Partner

	By:	(signed) “Erik Johnson”
Name: Erik Johnson
Title: Authorized Signatory

TSG BLOCKER GP:	TSG8 MANAGEMENT L.P.

By: TSG8 Management GP L.P.
Its: General Partner

By: TSG8 Management GP Ltd.
Its: General Partner

	By:	(signed) “Erik Johnson”
Name: Erik Johnson
Title: Authorized Signatory

[Signature Page to Equity Purchase Agreement and Plan of Merger]

CCP BLOCKER SELLER:	CAROUSEL CAPITAL PARTNERS IV PV, L.P.

By: Carousel Capital Company IV, L.L.C., its General Partner

	By:	(signed) “Jason C. Schmidly”
Name: Jason C. Schmidly
Title: Authorized Person

CCP BLOCKER:	JHCC BLOCKER, INC.

	By:	(signed) “Jason C. Schmidly”
Name: Jason C. Schmidly
Title: President

[Signature Page to Equity Purchase Agreement and Plan of Merger]

COMPANY:	JHCC HOLDINGS PARENT LLC

	By:	(signed) “Brant Wilson”
Name: Brant Wilson
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement and Plan of Merger]

BUYER:	THE BOYD GROUP (U.S.) INC.

	By:	(signed) “Brian Kaner”
Name: Brian Kaner
Title: President and Chief Executive Officer

MERGER SUB:	PROJECT TIDE MERGER SUB LLC

By: The Boyd Group (U.S.) Inc., its sole member

	By:	(signed) “Brian Kaner”
Name: Brian Kaner
Title: President and Chief Executive Officer

[Signature Page to Equity Purchase Agreement and Plan of Merger]